UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

2013

Bradesco

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

Notes to the Consolidated Financial Statements

1) General information.	12	19) Cash and balances with banks.	101
2).. Significant accounting practices.	12	20) Financial assets and liabilities held for trading.	102
3).. Risk Management	39	21) Financial assets available for sale.	106
3.1. Credit risk	39	22) Investments held to maturity.	107
3.2. Market risk	50	23) Assets pledged as collateral	108
3.3. Liquidity risk .	62	24) Loans and advances to banks	108
3.4. Fair value of financial assets and liabilities	69	25) Loans and advances to customers	109
3.5. Capital management	75	26) Non-current assets held for sale.	110
3.6. Insurance risk/subscription	80	27) Investments in associated companies and joint ventures	111
4).. Estimates and judgments	86	28) Property and equipment	115
5).. Operating segments	89	29) Intangible assets and goodwill	117
6).. Net interest income	93	30) Other assets	118
7).. Net fee and commission income	94	31) Deposits from banks	119
8).. Net gains/(losses) on financial instruments classified as held for trading	94	32) Deposits from customers	119
9).. Net gains/(losses) on financial instruments classified as available for sale	94	33) Funds from securities issued	119
10) Net gains/(losses) of foreign currency transactions	94	34) Subordinated debt	121
11) Income from insurance and pension plans	95	35) Insurance technical provisions and pension plans	124
12) Impairment of loans and advances	95	36) Supplemental pension plans	132
13) Personnel expenses	96	37) Other provisions	135
14) Other administrative expenses	96	38) Other liabilities	138
15) Depreciation and amortization	96	39) Equity	139
16) Other operating income/(expenses)	97	40) Transactions with related parties	141
17) Income tax and social contribution	97	41) Off-balance sheet commitments	144
18) Earnings per share	101	42) Standards, amendments and interpretations of existing standards	144
		43) Subsequent events	146

            2     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

INDEPENDENT AUDITORS` REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as at December 31, 2013, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A., as at December 31, 2013, and of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

As discussed in Note 2.a.iii to the consolidated financial statements, Bradesco adopted IFRS 11 - Joint Arrangements effective January 1, 2013.  Bradesco applied this change in accounting policy retrospectively, and accordingly restated the comparative information of the consolidated financial statements as of and for the year ended December 31, 2012, and the consolidated statement of financial position as of January 1, 2012. Our opinion does not contain any qualification related to this emphasis.

Osasco, March 27, 2014

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco 3

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Audit Comittee’s Report

Bradesco Financial Conglomerate Audit Committee´s Report on financial statements prepared in accordance with International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the consolidated financial statements of Banco Bradesco S.A. for the year ended December 31, 2013, issued on January 29, 2014, we have also analyzed the financial statements prepared in accordance with International Financial Reporting Standards.

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by independent auditors and the evaluation of internal controls maintained by the various financial areas of Bradesco financial conglomerate, mainly Internal Audit, Risk Management and Compliance areas.

Management has the responsibility of defining and implementing accounting and management information systems that produce the consolidated financial statements of Bradesco and its subsidiaries, in compliance with Brazilian and international accounting standards.

Management is also responsible for processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management for Bradesco Organization transactions.

Independent Auditors are responsible for auditing the financial statements and for issuing an auditing report on their compliance with applicable accounting principles.

The responsibility of internal auditors is to assess the quality of Bradesco Organization's internal control systems and the regularity of policies and procedures determined by Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the internal and independent auditors' work, the effectiveness and adequacy of the Bradesco Organization's internal control systems, and also for analyzing financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the year ended December 31, 2013, prepared in accordance with International Financial Reporting Standards.

Cidade de Deus, Osasco, SP, March 27, 2014

CARLOS ALBERTO RODRIGUES GUILHERME

                                                                                                                                                      (Coordinator)

ROMULO NAGIB LASMAR

OSVALDO WATANABE

PAULO ROBERTO SIMÕES DA CUNHA

            4     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Income

	R$ thousand
	Note	Years ended December 31
		2013	2012 (Restated)	2011 (Restated)
Interest and similar income		90,682,625	83,031,854	82,152,096
Interest and similar expenses		(41,382,142)	(39,646,131)	(46,763,775)
Net interest income	6	49,300,483	43,385,723	35,388,321
Fee and commission income		14,535,723	12,757,131	10,932,237
Fee and commission expenses		(36,041)	(36,391)	(33,978)
Net fee and commission income	7	14,499,682	12,720,740	10,898,259
Net gains/(losses) on financial instruments classified as held for trading	8	(5,790,089)	2,110,112	(608,271)
Net gains/(losses) on financial instruments classified as available for sale	9	(6,100,782)	1,895,974	365,302
Net gains/(losses) of foreign currency transactions	10	(1,093,597)	(1,087,595)	2,625,816
Income from insurance and pension plans	11	6,933,680	1,413,016	3,076,175
Operating income		(6,050,788)	4,331,507	5,459,022
Impairment of loans and advances	12	(9,623,870)	(11,451,383)	(8,239,358)
Personnel expenses	13	(12,354,418)	(11,559,002)	(11,094,794)
Other administrative expenses	14	(12,151,537)	(11,803,989)	(11,380,270)
Depreciation and amortization	15	(2,740,830)	(2,488,182)	(2,117,666)
Other operating income/(expenses)	16	(7,622,240)	(8,674,178)	(5,106,092)
Operating expense		(44,492,895)	(45,976,734)	(37,938,180)
Income before income taxes and equity in the earnings of associates		13,256,482	14,461,236	13,807,422
Equity in the earnings of associates and joint ventures	27	1,062,687	980,212	803,820
Income before income taxes		14,319,169	15,441,448	14,611,242
Income tax and social contribution	17	(1,833,031)	(4,089,754)	(3,521,800)
Net income for the year		12,486,138	11,351,694	11,089,442

Attributable to shareholders:
Controlling shareholders		12,395,920	11,291,570	10,958,054
Non-controlling interest		90,218	60,124	131,388

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per ordinary share	18	2.81	2.56	2.49
– Earnings per preferred share	18	3.09	2.82	2.74

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 5

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statement of Comprehensive Income

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)	2011 (Restated)
Net income for the year	12,486,138	11,351,694	11,089,442

Unrealized gains/(losses) on financial assets available for sale	(12,544,423)	7,679,798	(763,425)
Exchange differences on translations of foreign operations	50,839	46,196	389
Tax effect	4,993,961	(3,080,317)	294,823
Total adjustments not included in the net income	(7,499,623)	4,645,677	(468,213)
Total comprehensive income for the year	4,986,515	15,997,371	10,621,229

Attributable to shareholders:
Controlling shareholders	4,896,297	15,937,247	10,489,841
Non-controlling interest	90,218	60,124	131,388

The Notes are an integral part of the Consolidated Financial Statements.

            6     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Financial Position

	R$ thousand
	Note	December 31		January 01, 2012 (Restated)
		2013	2012 (Restated)
Assets
Cash and balances with banks	19	67,450,363	59,901,564	93,722,190
Financial assets held for trading	20a	96,092,523	111,838,502	96,597,075
Financial assets available for sale	21	67,838,411	81,522,130	45,207,634
Investments held to maturity	22	23,069,026	3,715,673	4,110,987
Assets pledged as collateral	23	117,740,225	106,133,299	97,122,080
Loans and advances to banks	24	78,719,723	92,459,347	72,660,596
Loans and advances to customers, net of impairment	25	304,121,334	269,021,320	245,251,879
Non-current assets held for sale	26	832,546	532,973	445,328
Investments in associated companies and joint ventures	27	3,392,847	3,121,386	2,724,721
Property and equipment, net of accumulated depreciation	28	4,501,967	4,524,827	4,258,456
Intangible assets and goodwill, net of accumulated amortization	29	8,220,739	7,617,873	7,046,256
Taxes to be offset	17g	5,293,116	5,294,566	4,503,040
Deferred income tax assets	17c	25,661,079	17,913,529	17,051,947
Other assets	30	35,367,715	35,943,635	30,264,400
Total assets		838,301,614	799,540,624	720,966,589

Liabilities
Deposits from banks	31	243,100,373	220,943,354	204,351,800
Deposits from customers	32	216,218,057	210,774,263	216,620,050
Financial liabilities held for trading	20b	1,826,382	4,049,982	747,210
Funds from securities issued	33	57,883,068	51,552,093	41,630,969
Subordinated debt	34	35,885,003	34,851,714	26,910,091
Insurance technical provisions and pension plans	35	130,329,023	118,768,720	99,112,321
Other provisions	37	13,752,577	21,021,109	17,894,158
Current income tax liabilities		3,082,976	3,288,688	2,694,395
Deferred income tax liabilities	17c	799,824	3,091,667	2,246,508
Other liabilities	38	63,321,405	59,852,644	49,376,993
Total liabilities		766,198,688	728,194,234	661,584,495

Equity	39
Share capital		38,100,000	30,100,000	30,100,000
Treasury shares		(269,093)	(197,301)	(183,109)
Capital reserves		35,973	35,973	35,973
Profit reserves		34,122,503	34,189,383	26,732,531
Additional paid-in capital		70,496	70,496	70,496
Other comprehensive income		(1,102,887)	6,396,736	1,751,059
Retained earnings		927,314	542,422	632,096
Equity attributable to controlling shareholders		71,884,306	71,137,709	59,139,046
Non-controlling interest		218,620	208,681	243,048
Total equity		72,102,926	71,346,390	59,382,094
Total liabilities and equity		838,301,614	799,540,624	720,966,589

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 7

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statement of Changes in Equity

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
				Legal	Estatutory
Balance on December 31, 2010 (Restated)	28,500,000	(10,049)	87,146	2,755,385	16,726,601	70,496	2,219,272	702,383	51,051,234	107,331	51,158,565
Net income	-							10,958,054	10,958,054	131,388	11,089,442
Financial assets available for sale	-	-	-	-	-	-	(468,447)	-	(468,447)	-	(468,447)
Foreign currency translation adjustment	-	-	-	-	-	-	234	-	234	-	234
Comprehensive income	-	-	-	-	-		-	-	10,489,841	131,388	10,621,229
Purchase of treasury shares	-	(173,060)	-	-	-	-	-	-	(173,060)		(173,060)
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	42,483	42,483
Premium on share subscription (2)	-	-	11,441		-	-	-	-	11,441		11,441
Transfers to reserves (3)	100,000	-	(62,614)	(37,386)	-	-	-	-	-	-	-
Capital increase with reserves		-	-	551,413	6,736,518	-	-	(7,287,931)	-	-	-
Transfers to reserves (2)	1,500,000	-	-	-	-	-	-	-	1,500,000	-	1,500,000
Interest on equity and dividends	-	-	-	-	-	-	-	(3,740,410)	(3,740,410)	(38,154)	(3,778,564)
Balance on December 31, 2011 (Restated)	30,100,000	(183,109)	35,973	3,269,412	23,463,119	70,496	1,751,059	632,096	59,139,046	243,048	59,382,094
Net income	-	-	-	-	-	-	-	11,291,570	11,291,570	60,124	11,351,694
Financial assets available for sale	-	-	-	-	-	-	4,617,960	-	4,617,960	-	4,617,960
Foreign currency translation adjustment	-	-	-	-	-	-	27,717	-	27,717	-	27,717
Comprehensive income	-	-	-	-	-	-	-	-	15,937,247	60,124	15,997,371
Purchase of treasury shares	-	(14,192)	-	-	-	-	-	-	(14,192)	-	(14,192)
Decrease of non- controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(1,499)	(1,499)
Capital transaction –Banco BERJ	-	-	-	-	(29,394)				(29,394)	-	(29,394)
Transfers to reserves	-	-	-	569,062	6,917,184	-	-	(7,486,246)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(3,894,998)	(3,894,998)	(92,992)	(3,987,990)
Balance on December 31, 2012 (Restated)	30,100,000	(197,301)	35,973	3,838,474	30,350,909	70,496	6,396,736	542,422	71,137,709	208,681	71,346,390

The Notes are an integral part of the Consolidated Financial Statements.

            8     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Changes in Equity (continued)

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2012 (Restated)	30,100,000	(197,301)	35,973	3,838,474	30,350,909	70,496	6,396,736	542,422	71,137,709	208,681	71,346,390
Net income	-	-	-	-	-	-	-	12,395,920	12,395,920	90,218	12,486,138
Financial assets available for sale (5)	-	-	-	-	-	-	(7,530,127)	-	(7,530,127)	-	(7,530,127)
Foreign currency translation adjustment	-	-	-	-	-	-	30,504	-	30,504	-	30,504
Comprehensive income	-	-	-	-	-	-	-	-	4,896,297	90,218	4,986,515
Purchase of treasury shares	-	(71,792)	-	-	-	-	-	-	(71,792)	-	(71,792)
Decrease of non- controlling hareholders’ interest	-	-	-	-	-	-	-	-	-	(10,870)	(10,870)
Premium on share subscription (4)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	600,551	7,332,569	-	-	(7,933,120)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(4,077,908)	(4,077,908)	(69,409)	(4,147,317)
Balance on December 31, 2013	38,100,000	(269,093)	35,973	4,439,025	29,683,478	70,496	(1,102,887)	927,314	71,884,306	218,620	72,102,926

(1)  In 2013, consists mainly of unrealized gains/losses from investment securities, classified as available for sale (Notes 21 and 23), of which the cumulative tax effects amount to R$ (728,952)  thousand (2012 - R$ 4,265,009  thousand);

(2)  On December 17, 2010, the Special Shareholders’ Meeting approved an increase in Share Capital, in the amount of R$ 1,500,000 thousand, raising it from R$ 28,500,000 thousand to R$ 30,000,000 thousand, with the issuance of 62,344,140 new, nominative, book entry shares, with no par value, being 31,172,072 ordinary shares and 31,172,068 preferred shares, based on the private subscription by shareholders during the period from December 29, 2010 to January 31, 2011 in proportion to the shares each one held on the date of the Meeting, to be paid up in cash on February 18, 2011. The excess used to increase share capital amounting to R$ 11,441 thousand calculated as the difference between the issue price and the share sale price, was recognized in the "Capital Reserve” account;

(3)  The Annual General Meeting held on March 10, 2011 decided to increase share capital by R$ 100,000 thousand, from R$ 30,000,000 thousand to R$ 30,100,000 thousand, without issuing shares, by using part of the "Capital Reserve” and “Profit Reserve - Legal Reserve" accounts;

(4)  On March 11, 2013, the Special Shareholders’ Meeting approved an increase in Share Capital, in the amount of R$ 8,000,000 thousand, increasing it from R$ 30,100,000 thousand to R$ 38,100,000 thousand, through the issue of 382,479,458 new no-par registered, book-entry shares, of which 191,239,739 are common shares and 191,239,719 are preferred shares, given free of charge to shareholders as bonus, at the proportion of one (1) new share for every ten (10) shares of the same type they hold, benefiting Bradesco’s shareholders of record as at March 25, 2013; and

(5)  On December 31, 2013 includes R$6,117,649 thousand (R$3,670,589 thousand, net of taxes), representing the realization of loss related to the sale and acquisition of available-for-sale securities totaling R$41,945,300 thousand, allowing that the new acquisition cost is aligned with the current fair value. Additionally, a total of R$ 19,121,109 thousand was reclassified from “Available for Sale Securities” to “Held-to-Maturity Securities,” given that the Insurance Group made the reclassification because of the change in Management's intention. The mark-to-market accounting of these securities, totaling R$479,358 thousand, was maintained under Shareholders’ Equity and will be recognized in income statement for the remaining term of securities.

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 9

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)	2011 (Restated)
Operating activities
Income before income taxes	14,319,169	15,441,448	14,611,242
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	9,623,870	11,451,383	8,239,358
Changes in the insurance technical provisions and pension plans	20,001,807	23,326,101	18,212,405
Net (gains)/losses from disposals on assets available for sale	5,698,697	(2,895,780)	(238,606)
Expenses with other provisions	1,132,596	4,246,589	5,610,702
Deferred selling expenses (insurance)	(332,056)	(128,005)	(97,748)
Impairment of assets	459,193	1,697,474	5,126
Depreciation	1,018,239	1,035,235	989,161
Amortization of intangible assets	1,722,591	1,452,947	1,128,505
Equity in the earnings of associates	(1,062,687)	(980,212)	(803,820)
Losses on disposal of non-current assets held for sale	195,605	203,885	237,727
Net losses from disposal of property and equipment	24,795	5,157	8,596
Amortization of goodwill	12,273	44,962	-
(Gain) on disposal of investments in associated companies	-	(793,360)	-
Changes in assets and liabilities:
(Increase)/decrease in compulsory deposits in the Central Bank	(7,428,592)	23,202,973	(5,958,918)
(Increase)/decrease in loans and advances to banks	87,999,493	(53,564,414)	(25,601,906)
(Increase) in loans and advances to customers	(95,688,070)	(78,824,136)	(89,928,450)
(Increase)/decrease in financial assets held for trading	7,619,533	23,176,091	(75,107,915)
(Increase) in other assets	(11,777,883)	(6,120,400)	(3,783,028)
Increase in deposits from banks	40,157,365	30,511,120	50,632,056
Increase in deposits from customers	16,961,511	7,087,016	39,273,052
Increase/(decrease) in financial liabilities held for trading	(2,223,600)	3,302,772	14,243
Decrease in insurance technical provisions and pension plans	(8,441,504)	(3,669,702)	(2,593,130)
Decrease in other provisions	(8,401,128)	(1,119,638)	(1,040,684)
Increase in other liabilities	13,181,535	20,716,267	7,565,203
Interest received	51,660,545	66,904,924	64,161,337
Interest paid	(29,518,063)	(26,852,369)	(33,332,306)
Income tax and social contribution paid	(6,192,982)	(6,220,112)	(5,377,893)
Other changes in taxes	(889,743)	(1,163,615)	(4,062,886)
Net cash provided by/(used in) operating activities	99,832,509	51,474,601	(37,238,577)

Investing activities
Acquisitions of subsidiaries, net of cash and cash equivalents paid	-	(2,552)	(214,676)
Acquisitions of financial assets available for sale	(97,805,696)	(163,462,843)	(19,055,607)
Proceeds from sale of financial assets available for sale	71,371,855	115,237,164	32,793,444
Redemption of investments held to maturity	303,307	699,982	105,722
Disposal of non-current assets held for sale	658,039	266,123	228,958
Acquisitions in investments in associated companies	-	(97,454)	(146,967)
Disposal of investments in associated companies	-	918,819	-
Dividends received from investments in associated companies	767,765	510,580	597,697
Acquisition of property and equipment	(1,332,570)	(1,673,837)	(1,698,704)
Disposal of property and equipment	303,996	367,074	110,653
Acquisition of intangible assets	(2,362,977)	(2,552,000)	(3,176,645)
Dividends received	189,865	117,684	126,696
Interest received	4,719,738	4,920,612	7,190,077
Net cash provided by/(used in) investing activities	(23,186,678)	(44,750,648)	16,860,648

            10     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)	2011 (Restated)
Financing activities
Funds from securities issued	43,567,205	24,448,024	28,212,490
Payment of funds from securities issued	(38,524,851)	(19,956,590)	(5,679,892)
Issuance of subordinated debts	713,760	12,997,694	9,505,799
Payment of subordinated debts	(1,762,491)	(4,493,518)	(6,542,624)
Acquisition of treasury shares	(71,792)	(14,192)	(173,060)
Premium on share subscription	-	-	11,441
Capital increase in cash	-	-	1,500,000
Capital transaction	-	(29,394)	-
(Decrease) of non-controlling interest	(10,870)	(1,499)	42,483
Interest paid	(5,923,242)	(5,261,001)	(2,342,856)
Interest on equity and dividends paid	(4,362,781)	(3,839,385)	(3,568,337)
Net cash provided by/(used in) financing activities	(6,375,062)	3,850,139	20,965,444

Increase in cash and cash equivalents	70,270,769	10,574,092	587,515

Cash and cash equivalents
At the beginning of the year	47,427,218	36,853,126	36,265,611
At the end of the year	117,697,987	47,427,218	36,853,126

Increase in cash and cash equivalents	70,270,769	10,574,092	587,515

Non-cash transactions
Credit operations transferred to non-current assets	1,356,644	836,930	758,757
Dividends and interest on equity declared but not yet paid	1,504,216	2,396,306	2,519,378
Unrealized (gains)/losses on securities available for sale	7,530,127	(4,617,960)	468,447

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 11

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)     General information

Banco Bradesco S.A. and subsidiaries (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a number of areas within the banking sector, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans as well as capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of credit operations, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, leasing and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“BM&FBovespa”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements were approved by the Board of Directors on March 27, 2014.

2)     Significant accounting practices

These consolidated financial statements of the Organization were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statement of financial position, consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows as well as the notes to the consolidated financial statements.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: financial assets available for sale measured at fair value, assets and liabilities held for trading measured at fair value, and financial instruments at fair value through profit or loss that are measured at fair value and the liability for defined benefit obligations is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 19 details the accounts of the consolidated statement of financial position comprising cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes and the participation of non-controlling interests were adjusted by non-cash items such as gains or losses, on provisions, depreciation, amortization and losses due to impairment of loans and advances. The interests received and paid are classified as operating cash flows.

            12     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The preparation of the consolidated financial statements requires the adoption of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to, adjustments to the provision for impairment losses of loans and advances, estimates of the fair value of financial instruments, depreciation and amortization, impairment of losses in assets, the useful life of intangible assets, evaluation of the realization of tax assets, assumptions for the calculation of technical provisions for insurance, supplemental pension plans and capitalization bonds, provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)      Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Country of nature	Shareholding interest (%)
			December 31
			2013	2012
Alvorada Cartões, Crédito Financiamento e Investimento S.A.	Banking	Brazil	100.00	100.00
Banco Alvorada S.A. (1)	Banking	Brazil	99.99	99.95
Banco Bradesco Financiamentos S.A.	Banking	Brazil	100.00	100.00
Banco Bankpar S.A	Banking	Brazil	100.00	100.00
Banco Boavista Interatlântico S.A.	Banking	Brazil	100.00	100.00
Banco Bradesco Argentina S.A.	Banking	Argentina	99.99	99.99
Banco Bradesco BERJ S.A. (2)	Banking	Brazil	100.00	100.00
Banco Bradescard S.A.	Cards	Brazil	100.00	100.00
Banco Bradesco BBI S.A.	Investment Bank	Brazil	98.35	98.35
Banco Bradesco Cartões S.A.	Cards	Brazil	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	Consortium Management	Brazil	100.00	100.00
Bradseg Participações S.A.	Holding	Brazil	100.00	100.00
Bradesco Auto/RE Cia. de Seguros	Insurance	Brazil	100.00	100.00
Bradesco Capitalização S.A.	Capitalization	Brazil	100.00	100.00
Odontoprev S.A. (3)	Dental Health	Brazil	43.50	43.50
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	Brazil	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	Brazil	100.00	100.00
Bradesco Saúde S.A.	Insurance/Health	Brazil	100.00	100.00
Bradesco Seguros S.A.	Insurance	Brazil	100.00	100.00
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	Brazil	100.00	100.00
Bradesplan Participações Ltda.	Holding	Brazil	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	Brazil	100.00	100.00
Tempo Serviços Ltda.	Service Provider	Brazil	100.00	100.00
União de Participações Ltda.	Holding	Brazil	100.00	100.00

(1)         Increase in equity interest through share acquisition in February 2013;

(2)         Formerly Banco BERJ S.A.; and

(3)         Consolidated based on control obtained through its shareholders agreement.

Bradesco 13

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.      Subsidiaries

Subsidiaries are all of the companies over which the Organization, has the control. The Organization has the control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Organization obtains control until the date when control ceases. The Organization adopted IFRS 10 in replacement of IAS 27 and SIC 12.

For acquisitions meeting the definition of a business, the purchase method of accounting is used. The cost of an acquisition is measured as the fair value of the consideration given, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Organization’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values at the acquisition date.

ii.      Associated companies

Companies are classified as associated companies if the Organization has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Organization holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Organization could still have significant influence through its participation in the management of the investee or on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associated companies are recorded in the Organization's consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii.     Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the equity method.

Until December 31, 2012 the Organization consolidated proportionally their participation in jointly controlled entities (joint venture), in accordance with IAS 31. Effective January 1, 2013 the Organization adopted IFRS 11 – “Joint Arrangements”, thus changing the accounting policy of participation in joint ventures to the equity method.

            14     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The effects of IFRS 11 adoption have not generated significant impacts to the Organization’s financial statements. Following are presented the aggregated amounts of our investments, previously proportionally consolidated and now accounted for by the equity method.

Consolidated Satement of Financial Position - 2012	R$ thousand
	Previous disclosure	Efects of IFRS 11 adoption	Restated balance
Loans and advances to banks	92,821,233	(361,886)	92,459,347
Loans and advances to customers	269,652,428	(631,108)	269,021,320
Investments in associated companies and joint ventures	2,754,998	366,388	3,121,386
Other assets	435,958,040	(1,019,469)	434,938,571
Total assets	801,186,699	(1,646,075)	799,540,624
Deposits from banks	220,826,288	117,066	220,943,354
Other liabilities	509,014,021	(1,763,141)	507,250,880
Total liabilities	729,840,309	(1,646,075)	728,194,234
Total equity	71,346,390	-	71,346,390
Total liabilities and equity	801,186,699	(1,646,075)	799,540,624

Consolidated Satement of Income - 2012	R$ thousand
	Previous disclosure	Efects of IFRS 11 adoption	Restated balance
Net interest income	43,492,965	(107,242)	43,385,723
Net fee and commission income	12,804,795	(84,055)	12,720,740
Operating income	4,467,718	(136,211)	4,331,507
Operating expense	(46,133,908)	157,174	(45,976,734)
Income before income taxes and equity in the earnings of associates	14,631,570	(170,334)	14,461,236
Income before income taxes	15,502,232	(60,784)	15,441,448
Net income for the year	11,351,694	-	11,351,694
Controlling shareholders	11,291,570	-	11,291,570
Non-controlling interest	60,124	-	60,124
Total liabilities and equity	801,186,699	(1,646,075)	799,540,624
Investments in associated companies and joint ventures	2,754,998	366,388	3,121,386
Total liabilities	729,840,309	(1,646,075)	728,194,234

Consolidated Satement of Cash Flows - 2012	R$ thousand
	Previous disclosure	Efects of IFRS 11 adoption	Restated balance
Net cash provided by operating activities	51,612,398	(137,797)	51,474,601
Net cash (used in) investing activities	(44,797,252)	46,604	(44,750,648)
Net cash provided by financing activities	3,850,139	-	3,850,139
Increase in cash and cash equivalents	10,665,285	(91,193)	10,574,092

See Note 27 for summarized financial information about jointly controlled entities.

iv.     Transactions with and interest of non-controlling shareholders

The Organization applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Bradesco 15

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

v.      Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment of the asset transferred which should be recognized in the consolidated financial  statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

b)      Foreign currency translation

                 i.          Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries adopted the Real as their functional currency, except the subsidiary in Mexico, which adopted the Mexican Peso as its functional currency.

                ii.          Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at the exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income – “Net gains/(losses) of foreign currency transactions”.

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available for sale, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

            16     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

               iii.          Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•   Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;

•   Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

•       All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are reported in equity as “Foreign currency translation adjustment”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to ‘Other comprehensive income’. If the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c)      Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short–term investments, with original maturities of three months or less and are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 19 (b) – “Cash and cash equivalents”.

Cash and cash equivalents are held at amortized cost in the statement of financial position.

d)      Sale and repurchase agreements

Securities sold subject to repurchase agreements are reclassified in the consolidated financial statements as “Assets pledged as collateral” when the purchaser has the right to sell or repledge the asset. The counterparty liability is included in “Deposits from Banks - Funding in the open market”. Securities purchased under agreements to resell are recorded as loans and advances to other banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest in the consolidated statement of income and recognized over the life of the agreements using the effective interest rate method.

Bradesco 17

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)      Financial assets and liabilities

i.       Financial assets

The Organization classifies financial assets in the following categories: measured at fair value through profit or loss, available for sale, held to maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets upon initial recognition.

•     Measured at fair value through profit or loss

Financial assets are initially recorded at fair value with subsequent changes to the fair value  recognized immediately in profit or loss. These assets can be subdivided into two distinct classifications at the time of initial recognition: financial assets designated at fair value through profit or loss and financial assets held for trading.

-   Financial assets designated at fair value through profit or loss

The Organization does not have any financial assets designated at fair value through profit or loss.

-   Financial assets held for trading

A financial asset is classified as held for trading if it is acquired by Management for the purpose of selling it in the short term or if it is part of a portfolio of identified financial instruments that are managed together for short-term profit or taking a position. Derivative financial instruments are also categorized as held for trading, unless they are designated as hedging instruments.

Financial assets held for trading are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Realized and unrealized gains and losses arising from changes in fair value are recognized directly in the consolidated statement of income under “Net gains and losses from financial instruments held for trading.” Interest income and expense and foreign exchange differences on financial assets held for trading are included in “Net interest income”.

•       Financial assets available for sale

Financial assets available-for-sale are non-derivative financial assets that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

Financial assets available-for-sale are initially recognized at fair value, which is the cash consideration including any transaction costs and measured, subsequently, at fair value with gains and losses being recognized in the consolidated statement of comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized. If a financial asset available-for-sale is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the consolidated statement of income.

            18     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Interest is recognized in the consolidated statement of income using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated statement of income in ‘Dividend income’ when the Organization’s right to receive payment is established. Exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income, except when they relate to foreign subsidiaries with a functional currency different from that of the Organization.

•       Investments held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed term maturities, which the Organization has the positive intention and ability to hold to maturity, and are not designated to be at fair value through profit or loss or available for sale and do not meet the definition of loans and receivables.

Investments held to maturity are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest on investments held-to-maturity is included in the consolidated statement of income and reported as ‘Interest and similar income’. In the case of impairment, the impairment loss is reported as a deduction from the carrying value of the investment and is recognized in the consolidated statement of income.

•       Loans and receivables

Loans and receivables are non-derivative financial assets having fixed or determinable payments that are not quoted in an active market and that the Organization has no intention of selling, neither immediately or in the short term.

Loans and receivables are initially measured at their fair value plus direct transaction costs and are subsequently valued at amortized cost using the effective interest rate method.

Loans and receivables are reported in the consolidated statement of financial position as loans and advances to banks or customers. Interest on loans is included in the consolidated statement of income and is reported as “Interest and similar income”. In the case of impairment, the impairment loss is reported as a deduction in carrying amount of loans and advances, and is recognized in the consolidated statement of income as impairment of loans and advances.

ii.      Financial liabilities

The Organization classifies its financial liabilities under the following categories: measured at fair value through profit and loss and amortized cost.

•       Measured at fair value through profit and loss

These financial liabilities are recorded and measured at fair value and the respective changes in fair value are immediately recognized in the income statement. These liabilities can be subdivided into two different classifications upon initial recognition: financial liabilities designated at fair value through profit and loss and financial liabilities held for trading.

Bradesco 19

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-          Financial liabilities designated at fair value through profit and loss

The Organization does not have any financial liability classified at fair value through profit and loss in income.

-          Financial liabilities held for trading

Financial liabilities for trading recognized by the Organization correspond to derivative financial instruments unless they are designated for hedging purposes.

Liabilities held for trading are initially recognized at fair value in the consolidated statement of financial position and their costs of transactions are recorded directly in the consolidated statement of income for the period. All realized and unrealized changes in fair value are recognized in the consolidated statement of income in “Net gains and losses from financial instruments held for trading.” Interest expense and foreign exchange differences on financial liabilities held for trading are included in “net interest income”.

•       Financial liabilities at amortized cost

These are financial liabilities that are not classified to be at fair value through profit or loss, initially, are recognized at fair value and, subsequently, are measured at amortized cost. They include deposits from banks and customers, securities issued and subordinated debt securities, among others.

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the derivatives’ contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains and losses from financial instruments for trading.” The calculation of fair value considers the credit risk of the counterparties.

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate.

The Organization has not designated any transactions as hedges for accounting purposes.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

iv.     Recognition

Initially, the Organization recognizes loans and advances, deposits, securities issued and subordinated debts at the date on which they are originated. All other financial assets and liabilities are recorded on the trade date, in accordance with the contractual provisions of the instrument.

            20     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

v.      Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and, substantially, all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged paid, redeemed, cancelled or expired.

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

vii.    Determination of fair value

The determination of the fair values for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques include the techniques to calculate the net current value, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models. The Organization uses reputable valuation models to determine the fair value of financial instruments that consider observable market data.

For more complex instruments, the Organization uses proprietary models that are usually developed based on standard valuation models. Some of the information included in the models may not be observable in the market and are derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

viii.   Impairment of financial assets

(a)   Financial assets recognized as amortized cost

On each reporting date, the Organization assesses whether there is objective evidence that financial assets are impaired. The financial assets are impaired and impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Organization uses to determine that there is objective evidence of an impairment include:

Bradesco 21

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•         significant financial difficulty of the issuer or obligor;

•         a breach of contract, such as a default or delinquency in interest or principal payments;

•         economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•         it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•         the disappearance of an active market for that financial asset because of financial difficulties; or

•         observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)      adverse changes in the payment status of borrowers; and

(ii)     national or local economic conditions that correlate with defaults in the assets.

The Organization takes into consideration evidence of impairment loss for both individually significant assets and groups of assets. All significant financial assets are evaluated to detect specific losses.

All significant assets that an assessment indicates have not been specifically impaired are valued as a group to detect any impairment loss that may have occurred, although not yet identified. The financial assets which are not individually significant are valued as a group to detect any collective impairment loss (recorded at the amortized cost) based on similar risk features. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit-risk characteristics (that is, on the basis of the Organization’s rating process that considers asset type, market segment, geographical location, collateral type, past-due status and other related factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit-risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

            22     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognized using the effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

(b)   Financial assets classified as available for sale

The Organization assesses, at each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. For debt securities the Organization adopts the assessment described in item (a) above. If, in a subsequent period, the fair value increases, for debt instrument classified as available for sale, and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of income.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is objective evidence of impairment resulting in the recognition of an impairment loss. If any such evidence exists for available-for- sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the consolidated statement of income. Increases in the fair value of equity instruments after impairment are directly recognized in equity – other comprehensive income.

f)       Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount and fair value less the costs to sell and are included within “Non-current assets held for sale.”

g)      Reinsurance contracts

Reinsurance contracts are made in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities related to reinsurance operations are presented gross of their respective recoveries, which are booked in the Asset since the existing contract does not preclude the Organization’s obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating from a risk classification agency, to reinsure risks which are for the most part transferred to local reinsurers. Therefore, management believes that the risks of impairment are reduced. If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

Bradesco 23

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

h)      Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plans contracts and expenses with insurance agency operations  relating to the sale of health plans appropriated in the twenty-four month period.

The deferred acquisition costs relating to the exclusivity contract with retailers for the sale of extended warranty insurance is allocated to income over the term of the respective agreement, in proportion to earned premium.

i)       Property and equipment

i.    Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function. Software acquired for the operation of the related equipment is recorded as part of the equipment.

When different parts of an item have different useful lives, and separately control is practicable, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/ (expenses).”

ii.   Subsequent costs

Expenditure on maintenance and repairs of a property and equipment item is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

iii. Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis and taking into consideration the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

            24     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

j)       Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, computer software licenses and other intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life, not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized.

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

i.    Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associated companies is included in the carrying amount of the investment. See Note 2(a)(ii). When the difference between the cost of acquisition and the Organization’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is allocated to Cash-Generating Units (CGUs) or groups of cash-generating units for the purpose of impairment testing. Allocation is made to the CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill originated.

Goodwill is tested annually, as well as whenever a trigger event has been observed, for impairment by comparing the recoverable amount of a CGU with the carrying value of its net assets, and is carried at cost less impairment losses. Impairment losses on goodwill are not reversed. Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.   Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses.

Bradesco 25

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method during the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

iii. Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized over the period during which the asset is expected to contribute, directly or indirectly, to the future cash flow.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment is immediately recognized in the consolidated statement of income.

k)      Leasing

The Organization has both operating and finance leases and operates as a lessee and a lessor.

Leases in which a significant part for the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial leasing.

Leases in terms of which the Organization assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset as measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

As a lessee, the Organization classifies its leasing operations mainly as operating leases, and the monthly payments are recognized in the financial statements using the straight-line method over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

When an operating lease is terminated before the contract expires, any payment that may be made to the lessor in the form of a penalty is recognized as an expense for the period.

As a lessor, the Organization has substantial finance lease contracts, both in value and total number of contracts.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

            26     IFRS – International Financial Reporting Standards – 2013

Contingent lease payments are accounted for by revising the minimum lease payments over  the remaining term of the lease when the lease adjustment is confirmed.

i.        Finance Leases

Finance leasing assets in the consolidated statement of financial position are initially recognized in the “loans and advances” account at an amount equal to the net investment in the lease.

The initial direct costs generally incurred by the Organization are included in the initial measurement of the leasing receivable, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses when the profit from the sale of the lease is recognized, which is recognized at the beginning of the lease term.

Recognition of financial revenue reflects the constant rate of return on the net investment made by the Organization.

The estimated non-guaranteed residual values used in the calculation of the gross investment of the lessor in the lease are reviewed at least annually. If there is a decrease in the estimated non-guaranteed residual value, the income allocated over the period of the lease is also reviewed periodically and any decrease in relation to the accumulated values is immediately recognized in the consolidated statement of income.

ii.       Operating leases

The assets leased under operating leases, where the Organization acts as lessor, are recognized in the consolidated statement of financial position as property and equipment according to the nature of the item leased.

The initial direct costs incurred by the Organization are added to the carrying amount of the leased asset and are recognized as expenses over the period of the lease and on the same basis as the income recognition.

Revenue from leasing is recognized using the straight-line method over the term of the lease, even if the payments are not made on the same basis. Costs, including depreciation, incurred to produce the income are recognized as expenses.

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

l)       Impairment of non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested annually at the same date to verify the existence of impairment.

Assets, which are subject to amortization, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess of the assets or its cash generating unit (CGU) carrying amount over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of an asset’s fair value, less costs to sell, and its value in use.

Bradesco 27

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGU’s that are expected to benefit from the synergies of the combination.

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. When assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGU’s on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU’s) and then to reduce the carrying amount of the other assets in the CGU (group of CGU’s) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

m)     Deposits, debt securities issued and subordinated liabilities

Deposits, debt securities issued and subordinated liabilities are the main sources of funding used by the Organization to finance its operations.

They are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method.

n)      Provisions, contingent liabilities and contingent assets

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle an obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The provisions were established by Management taking into account the opinion of their legal advisors, nature of the actions, similarity with previous suits, complexity and positioning of the Courts, whenever there is a probable loss.

            28     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Contingent liabilities are disclosed if there is a possible future obligation resulting from past events or if there is a present obligation resulting from a past event.

Contingent assets are recorded only when there are real guarantees or favorable and non-appealable court decisions, and when the gain is considered to be virtually certain. The contingent assets for which the expectation of the outcome is favorable are only disclosed in the financial statements, when material.

o)      Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policy holder. Reinsurance contracts are also treated from the perspective of insurance contracts by transferring significant insurance risk. Contracts classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial instruments in accordance with IAS 39.

p)      Insurance and pension plan technical provisions

i.    Property damage

The Provision for Unearned Premiums (PPNG) is calculated on a pro-rata die basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts with the deductions in respect of initial contracting costs. The assignment of the corresponding provision to the estimate of Current Risks Not Yet Issued is constituted in the PPNG-RVNE.

The Case Reserves for Loss (PSL) is established based on the estimated claims paid, taking into account all administrative and judicial claims on the reporting date, net of the expected portion of salvage and reimbursement, including legal fees.

Constitution of Provision for incurred but not reported losses (IBNR) is based on incurred but not paid losses (IBNP) deducting the PSL balance on the calculation base date. To calculate IBNP, the final estimate of incurred and not paid losses is calculated on the basis of a half-yearly run-off triangle that considers the historic development of losses paid over the last 14 semesters to establish a future projection per occurrence period, and also considers the estimate for claims incurred but not enough reported (IBNER), reflecting the expected change of the provision until the payment to the policyholders in the amount accounted for on the balance sheet.

The IBNR provision related to retroceding operations was constituted on the basis of amounts informed by IRB - Brasil Resseguros S.A.

The complementary reserve for coverage (PCC) is recorded when insufficiency in technical provisions are found, as determined in the Liabilities Adequacy Test value in accordance with the determinations specified on the regulations in force. For the current period, there was no identified need for additional provision to those already established.

The Provision of Related Expenses (PDR) is established to cover the expected amounts regarding expenses related to losses.

Bradesco 29

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Other technical provisions correspond to the Provision for Administrative Expenses (PDA) derived from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations.

ii.   Individual life insurance, excluding the insurance of variable contribution with survival coverage (VGBL)

The Provision for Unearned Premiums (PPNG) is calculated on a pro-rata die basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and considers estimates of Current Risks Not Yet Issued (RVNE).

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations.

The Provision for Redemptions and other Unsettled Values (PVR) comprises the values relating to the unsettled redemptions, to the premium returns and transfers of the insurance, requested by the policyholder, not yet concluded.

Constitution of Provision for incurred but not reported losses (IBNR) is based on incurred and not paid losses (IBNP) deducting the PSL balance on the calculation date base. To calculate IBNP, the final estimate of incurred and not paid losses is calculated on the basis of a half-yearly run-off triangle that considers the historic development of losses paid over the last 14 semesters to establish a future projection per occurrence period.

The Case Reserves for Loss (PSL) considers all of the reported claims received until the reporting date and judicial fees by decree, among others. The PSL is adjusted for inflation and includes all of the claims under judicial review.

The Technical Surplus Provision (PET) corresponds to the difference between the value of the expected amount and the actual amount of events that occurred during the period for life insurance of individuals with rights to participate in technical surplus.

iii. Health

The Provision for Claims Incurred but Not Reported (IBNR) is actuarially calculated to quantify the amount of claims incurred but not paid to policyholders / beneficiaries (IBNP). The methodology is based on the projection of future claims payments related to occurrences  that to place prior to the date of calculation occurrences based on historical behavior observed in the last 12 months. By deducting from the total projected amount of Case Reserves for Loss (PSL) recorded, one obtains the IBNR provision.

The Case Reserves for Loss (PSL) was measured, as the base of the reported claims received until the reporting date including judicial claims and related costs and for inflation adjustments.

For the portfolio of individual health plans, with respect to five-years coverage period for the policy holder’s dependents in case of his/her death, the Mathematic Provision of Benefits to be Granted (PMBaC) calculated using a methodology of which takes into consideration, a discount rate of 3.5% per year used until November 2013 and 4.9% per year thereafter, the expected continuance of insured persons in the plan until their withdrawal due to death, and thereafter, the costs related to the continuance of dependents in the plan for five years without the corresponding payment of premiums The mathematic  provision for benefits granted (PMBC) from the individual health plan portfolio is made up of liabilities resulting from contractual remission clauses of health assistance coverage payments, based on the present value of future estimated expenses with health assistance costs of the dependents of deceased policyholders.

            30     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Provision for Unearned Premiums (PPNG) is calculated of a daily pro-rated basis,  based on the health insurance premiums, and is comprised of the portion corresponding to periods of unexpired risks of insurance contracts, the term of which has already started.

The other provisions are constituted, for the individual health portfolio, to cover the resulting differences between the expected present value of indemnities and related future costs and the expected present value of future premiums considering a discount rate of 3.5% per year used until November 2013 and 4.9% per year thereafter.

iv. Operations with DPVAT Insurance

DPVAT insurance operations, including their respective technical provisions, are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

v.   Open pension plan and life insurance of variable contribution with survival coverage (VGBL)

The Provision for Unearned Premiums (PPNG) is calculated on a pro-rata die basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and considers estimates of Current Risks Not Yet Issued (RVNE).

The Mathematic Provisions for Benefits to be Granted (PMBaC) refer to participants whose benefits have not started yet. In pension plans with characteristics of defined benefit plans, provisions represent the difference between the current value of future benefits and the current value of future contributions corresponding to obligations assumed in the form of retirement, disability, pension and savings plans. The Provision is calculated according to methodologies and assumptions established in the actuarial technical notes.

Mathematical Provisions for Benefits to be Granted (PMBaC) related to long term life insurance and pension plans (VGBL and PGBL), in addition to the defined contribution plans, represent the total amount of contributions made by participants, net of charges and other contractual fees, plus financial yield generated through the investment of resources in investments funds.

The Provision for Redemptions and other Unsettled Values (PVR) is made up of the values referring to the unsettled redemptions, to the premium returns and to the portability requested and still not transferred to the receiving entity.

The Mathematical Provision for Benefits Granted (PMBC) refers to participants that receive benefits and corresponds to the current value of future obligations for the continued payment of benefits.

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

Bradesco 31

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The related expenses reserve (PDR) is recorded to cover estimated benefit and claims expenses.

The Provision for Financial Surplus (PEF) corresponds to an installment of financial yield obtained through the application of provisions that exceed the minimum yield of pension plans with a clause for the participation in financial surplus.

The Provision for Technical Surplus (PET) corresponds to the difference between the value expected and the value observed of the events incurred in the period for the pension plans with a participation clause in the technical surplus.

The Provision for Events Incurred but Not Reported (IBNR) is established based on losses that occurred but were not reported, based on run-off triangles, which considers the historical development of losses over the past 20 quarters to establish a future projection per period of occurrence.

The Case Reserves for Loss (PSL) considers all of the reported claims received until the reporting date and judicial fees by decree, among others. The PSL is adjusted for inflation and includes all of the known claims under judicial review.

Financial charges credited to technical provisions, as well as the constitution and/or reversal of the provision of financial excess, are classified as financial expenses and are shown in the group “Financial income”.

vi.     Liability Adequacy Test (LAT)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is considered to be the sum of the carrying amount, deducting the deferred acquisition costs and the related intangibles, compared to the expected cash flows arising from the enforcement of contracts and certificates traded value.

The test considerers the projection of claims and benefits that have occurred and are to occur, administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, and other income and expense directly related to the insurance contracts.

To calculate the present value of projected cash flows to value the Organization  used the free exchange term risk.

The test was segmented into life and property insurance, and were not included in the tests of suitability of liabilities related to DPVAT insurance:

            32     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•     Property Coverage

The expected present value of cash flows relating to claims incurred, as reflected by the expectation of costs allocable to claims and salvage recoveries, was compared the technical provisions for claims incurred - PSL and IBNR.

The expected present value of cash flow relating to claims to be incurred regarding the policies in force, plus any administrative expenses and other expenses and income relating to products in run-off, was compared to the sum of the PPNG and PPNG-RVNE.

•     Life and pension products

For private pension products, Individual Life Insurance, and Life Insurance with Coverage for Survival, testing was conducted per risk type, which includes (among others): guarantee of inflation, mortality table, death, disability and other risks.

The cash flows related to future premiums not recorded in the PPNG were  included in income only when the result of this value was negative.

The result of the liability adequace test did not result  in any incremental  accrual of insurance liabilities.

q)   Financial guarantees

     Financial guarantees are contracts that require the Organization to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

     Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured as the higher out of the initial amount, less the accumulated amortization, and the best estimate of the amount required to settle the guarantee if management deems such expenditure as probable. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of the Management. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

r)       Employee benefits

i.    Defined contribution plan

Bradesco and its subsidiaries sponsor pension plans for their employees and Management of the “Free Benefit Generator Plan (PGBL)” type. The PGBL is a pension plan with defined contributions which allows financial resources to be accumulated throughout the professional career of the participants based on contributions paid by them and the sponsoring company, the funds of which are invested in an Exclusive Mutual Fund (FIE). The actuarial obligations of PGBL are fully covered by the corresponding FIE.

The PGBL is managed by the subsidiaries Bradesco Vida e Previdência S.A..

Contributions from employees and management are equal to 4% of their salaries except for those participants who, in 2001, opted to migrate from a defined benefit plan to the PGBL, and whose contributions were maintained at the same level as the defined benefit plan at the time it was transferred, always in compliance with the minimum of 4% of the salary.

Bradesco 33

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Contribution obligations for defined contribution pension plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

In addition to the PGBL described above, the participants who migrated from the defined benefit plan are assured a proportional deferred benefit. For retired and pensioned employees, regardless of whether they are participants in the migrated defined benefit plan or not, the present value of the actuarial obligations of the plan is invested in FIEs.

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and the plans are calculated separately for each plan, estimating the future benefit that the employees have earned in return for their service during the current and prior periods. The benefit is discounted to determine its present value and any unrecognized past service costs and fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on “AA” credit rated bonds, which have maturity dates approximating the terms of the Organization’s obligations. The calculation is made by an actuary, using the projected unit credit method.

To determine the net amount in the consolidated statement of financial position, any actuarial gains and losses that have not been recognized because of application of the “corridor” approach described below are added or deducted, as appropriate an unrecognized past service costs are deducted.

The Organization recognizes a portion of actuarial gains and losses that arise in calculating the Organization’s obligation in respect of a plan in profit or loss over the expected average remaining working lives of the employees participating in the plan. To the extent that any unrecognized and cumulative actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation or the fair value of the plan’s assets, the amount is recognized in the consolidated statement  of income over the estimated remaining time of service of the participating employees. Otherwise the actuarial gain or loss is not recognized.

When the benefits of a plan are improved, the portion of increased benefit related to past service by employee is recognized in the income using the straight-line method over the average period until the benefits become vested. To the extent that the benefits vest, the expense is recognized in the consolidated statement of income.

iii. Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable twelve months or more after the statement of financial position date are discounted to their present value.

            34     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iv. Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within twelve months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Organization has a present legal or constructive obligation to pay the amount as a result of past service provided  by the employee and the obligation can be reliably estimated.

s)      Capitalization bonds

Financial liabilities and revenues from capitalization bonds are accrued at the time funds are received. Bonds are issued according to the types of payments, monthly or single payment. Each bond bears a nominal value and deposit value is adjusted for inflation using the referential rate (TR) + 0.5% interest per month, which constitutes the mathematical provision for redemptions.

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value if they have not won in the draw.  These products are regulated by the insurance regulator in Brazil; however, do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IAS 39.

The mathematical provision for Capitalization (PMC) is recorded for each active or suspended security for the period provided in the general conditions of the plan, and is calculated by percentage of quota capitalization applicable on payments being capitalized monthly by the index and interest rate defined in the plan until the maturity date.

The provision for redemptions (PR) consists of the values bonds, updated by the index of the plan until the date of actual payment of the redemption to the beneficiary.

The provision for prizes draw (PSR) are constituted to cover premiums from future raffles, and the balance thereof represents the present value of the raffles already funded and not yet realized. The calculation methodology consists of the accumulation of contributions that come from percentage of shares of raffles applicable on payments, as established in the plan, and write-offs that come from the amount equivalent to the expired risk. The percentage of lottery quotas are predefined by an actuarial technical note and are not modified during the term of the bond.

The provision for raffles payable (PSP) consists of the values of the award titles from prize draws and those not yet paid, monetarily updated for the period between the effective date of the draw and liquidation.

The provision for administrative expenses (PDA) consists of costs directly attributable to the comercialization, brokerage and other expenses, and is in accordance with the methodology set forth in the actuarial technical note.

t)       Interest

Interest income and expenses are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Organization estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Bradesco 35

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

u)      Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, including account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized as the related services are rendered. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

v)      Insurance income

Income and expense are recognized on an accrual basis.

Insurance and coinsurance premiums net of premiums transferred to coinsurance and reinsurance and related commissions, are recognized as income upon issuance of the respective policies / certificates / endorsements and invoices, or at the beginning period of the risk for cases in which the risk begins before issue date, and accounted for on a straight-line basis, over the duration of the policies, through recognizing and reversing the provision for unearned premiums and deferred acquisition costs (deferred acquisition costs).

The health insurance premiums are recorded at the start of the risk period, net of the portion of premiums corresponding to the period of unexpired risk.

Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in income at the start of the risk coverage on an estimated basis.

Revenues and expenses related to DPVAT insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted and retroceding co-insurance operations are recorded on the basis of information received from participating co-insurance and IRB - Brasil Resseguros S.A., respectively.

Deferment of assigned reinsurance premiums is made consistently with the related insurance premium and/or reinsurance agreement.

Acquisition costs are deferred and recognized in proportion to the recognition of earned premium.

The increase of insurance agency operations are deferred and recognized in income linearly, for a period of  24 months in health insurance operations and by 12 months in the other operations, following the allocation of revenues from insurance and coinsurance premiums.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

            36     IFRS – International Financial Reporting Standards – 2013

Income from management fees are recognized as income on an accrual basis at contractually determined rates.

Revenues from “capitalization plans” are recognized in the month of issue thereof. The corresponding technical provisions are established simultaneously to the revenue recognition.

Revenues from prescribed “capitalization plans” are recognized after the prescription period, in accordance with Brazilian law is up to 20 years for securities and lotteries not redeemed until November 11, 2003 and five years thereafter.

The expenses for placement of “capitalization plans”, classified as “acquisition costs,” are recognized as they are incurred.

Deferral of paid reinsurance premiums is made consistently with the treatment of the respective insurance premium and/or reinsurance contract.

w)     Income tax and social contribution expenses

Income tax is calculated at the rate of 15%, plus a surcharge of 10% and the social contribution tax at the rate of 15% for banks, insurance companies and similar institutions and 9% for non-financial subsidiaries, after making certain adjustments required by tax legislation.

Tax expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

Current tax expenses are the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amount used for taxation purposes. Deferred tax is not recognized for:

•                temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•                temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

•                taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

In determining the amount of current and deferred tax the Organization takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The organization believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Organization to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

Bradesco 37

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Additional taxes that arise from the distribution of dividends by the Bank are recognized at the same time as the liability to pay the related dividend is recognized.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

x)        Segment reporting

Information for operating segments is consistent with the internal reports provided to the management’s decision-making process. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, leasing, international bank operations, investment banking and private banking. The Organization performs in banking segments through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. Additionally, we are engaged in operations in insurance, supplementary pension plans and certificated savings plans through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

y)      Equity

Preferred shares have no voting rights, but have priority over ordinary shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share ten percent (10%) higher than the dividend distributed per share to the holders of ordinary shares.

i.       Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in equity, thus reducing the initial share value.

ii.      Earnings per share

The Organization presents basic and diluted earnings per share data. Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Organization by the weighted average number of shares outstanding during the year, excluding the average number of shares purchased by the Organization and held as treasury shares. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

            38     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii.    Dividends payable

Dividends on shares are recognized at the time they are approved by a Meeting of Shareholders. Dividends for the year, approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

iv.    Capital transactions

Capital transactions are transactions between partners qualified as investment owners. These transactions modify the equity held by the controlling shareholder in a subsidiary. Since there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in equity.

3)     Risk Management

Risk-management structure

The risk management structure is made up of committees, which assist the Board of Directors and the Board of Executive Officers in their strategic decision-making process.

The Organization has a committee known as the Integrated Risk and Capital Allocation Management Committee, whose duty is to advise the Board of Directors in performing its duties in risk management,  capital and control.

This committee is assisted by the Capital Management Executive Committee and the Executive Committees for the Management of Risks relating to a) Credit, b) Market and Liquidity, c) Operational, d) Bradesco’s Insurance Group and e) Basel II Implementation, in addition to Executive Committees in the business areas, which, among other duties, suggest exposure limits for their respective risks and prepare the mitigation plans to be submitted to the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

It is worth highlighting the Integrated Risk Control Department (DCIR), responsible for implementing the Organization’s risk control and determining its activities’ capital requirements in an independent, consistent, transparent and integrated manner. It is also responsible for complying with the Bacen rules for risk management activities.

3.1.  Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their contractual liabilities under the original terms. For risk management reporting purposes, the Organization considers and consolidates all elements of credit risk exposure, such as deterioration of loans as reflected in an increase in the borrower’s risk, the reduction in gains or remunerations, as well as benefits granted in renegotiations, recovery costs and other amounts related to the counterparty’s noncompliance with the financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

The Organization controls the exposure to credit risk which comprises mainly credit operations, securities and derivatives. There is also the credit risk in financial obligations relating to commitments on loan or financial guarantees.

Bradesco 39

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Organization continuously maps all the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers, as well as their measurement and mitigation plans.

Counterparty’s Credit Risk

The counterparty credit risk to which the Organization is exposed includes the possibility of losses due to the non-compliance by counterparties with the obligations relating to the settlement of operations involving financial asset trading, including the settlement of derivative financial instruments. Counterparty credit risk also includes the risk related to a downgrade in the counterparty’s credit standing.

The Organization maintains control over the net position (that is, the difference between purchase and sale agreements) and potential future exposures of operations where there is counterparty risk. Each counterparty’s exposure to risk is treated in the same way and is part of general credit limits granted to the Organization’s customers. Usually, guarantees associated with this type of operation include margin deposits, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Credit Concession

Under the responsibility of the Credit Department, lending procedures are based on the Organization's credit policy emphasizing security, quality and liquidity for the application of credit assets. The process is guided by the Organization’s risk-management governance and complies with the rules of the Central Bank of Brazil.

In the constant pursuit for profitability in the business, the Organization uses the appropriate methodologies for each segment in which it operates, which guide the lending processes and the determination of operational limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to the Organization’s operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Organization, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about assignment of limits or operations proposed by business areas, previously analyzed and with approval from the Credit Department. According to the financial amount, operations/limits proposed, after obtaining a favorable opinion from this Committee, may be submitted for approval by the Board of Directors.

            40     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loan proposals pass through an automated system with parameters to provide indispensable information for analysis and granting of loans, in addition to the follow-up of the granted loans, thereby minimizing the risks inherent to the operations.

The Organization has exclusive Credit and Behavior Scoring systems for the assignment of mass loans in the Retail segment, meant to provide greater speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified, wide-spread and aimed at individuals and companies with a proven payment capacity and solvency, always seeking to support them with guarantees that are adequate to the risk assumed, considering objectives and the maturities of loan granted.

Credit Risk Rating

The methodology for credit-risk evaluation, in addition to providing the institution with the minimum parameters for credit concession and risk management, promotes the determination of credit policies that are differentiated by the customer’s characteristics and capacity. Thus, it provides a base for operation pricing and determination of guaranties to each circumstance.

Risk ratings for economic groups – legal entities – are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are made corporately and are monitored periodically in order to preserve the quality of the credit portfolio.

For individuals, credit ratings are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

The risk classification adopted on the basis of the customers' capacity of honoring their commitments is shown below:

	Internal Rating	Organization classification
1	AA1	Low risk
2	AA2
3	AA3
4	A1
5	A2
6	A3
7	B1
8	B2
9	B3
10	C1
11	C2
12	C3
13	D	Medium risk
14	E	High risk
15	F
16	G
17	H

Bradesco 41

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit-Risk Management Process

The credit risk is controlled in a corporate and centralized manner. All exposures to credit risk are analyzed, measured, classified and monitored independently.

This sector participates in the process to improve customer risk classification models by monitoring the high risks through the periodic follow-up of major default events, and the level of provision against expected and unexpected losses.

The credit risk area continuously reviews the internal processes, including the roles and responsibilities and IT training and requirements. It also conducts periodic reviews of risk evaluation processes to incorporate new practices and methodologies.

Control and Monitoring

The Organization’s credit risk is controlled and monitored by the credit risk area of the Integrated Risk Control Department.

The department coordinates, within the risk governance structure, the Executive Credit Risk Management Committee, in which methodologies for credit risk measurement are discussed and formalized. Significant issues discussed in this committee are reported to the Integrated Risk Management and Capital Allocation Committee, which is subordinated to the Board of Directors.

In addition to the Committee, the Integrated Risk Control Department holds monthly meetings with product and segment executives and officers, Credit, Credit Recovery, with a view to informing them about the evolution of the loan portfolio, delinquency, impairment of loans and advances, loan recoveries, portfolio limits and concentrations and other items. This information is also reported to the Audit Committee.

The area also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as spin-offs, bankruptcies and crop failure, in addition to monitoring economic activity sectors in which the company is exposed to significant risks.

Both the governance process and existing limits are sanctioned by the Integrated Risk Management and Capital Allocation Committee, which are submitted for the approval of the Board of Directors, which are revised at least once a year.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Organization. Managerial reports on risk control are furnished to the business areas, Credit, Credit Recovery and the Executive Officers, in addition, daily, monthly and quarterly reports.

Pointing out the risk situations that could result in the customers' inability to honor its obligations as contracted, the credit risk control area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers.

The Organization also has an electronic corporate system of credit risk indicators to provide the lending and loan recovery areas, business areas, regional managers and branches with information on assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others. This electronic system provides both a macro-level and detailed view of the information, and also enables a specific loan operation to be viewed.

            42     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments.

	R$ thousand
	December 31
	2013	2012 (Restated)
Cash and balances with banks	67,450,363	59,901,564
Derivative financial instruments	2,509,028	3,222,631
Loans and advances to banks	78,719,723	92,459,347
Loans and advances to customers	323,979,568	288,935,614
Other financial assets (1)	296,348,759	294,462,510
Total items recorded in the balance sheet	769,007,441	738,981,666
Total items not recorded in the balance sheet (Note 41)	226,127,235	203,640,555
Total risk exposure	995,134,676	942,622,221

(1)    Includes Investments held to maturity recognized as amortized cost in the amount of R$ 23,069,026 thousand (2012 – R$ 3,715,673 thousand).

The Organization's maximum credit risk exposure was R$ 995,134,676 thousand in 2013, which was an increase of 5.6% from 2012.

Of this exposure, R$ 67,450,363 thousand, or 6.8% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

In relation to the “Other financial assets” item totaling R$ 296,348,759 thousand, representing approximately 29.8% of the exposure, which largely consists of financial assets that, being Brazilian government bonds, have low credit risks that, and are recorded at their market value.

In 2013, items not recorded in the consolidated statement of financial position (recorded in memorandum accounts) amounted to R$ 226,127,235 thousand (2012 - R$ 203,640,555 thousand), reaching a level of 22.7% (2012 – 21.6%) of total exposure.

The following provides a detailed analysis of other exposures subject to credit risk totaling R$ 405,208,319 thousand, representing 40,7% of the total exposure, including derivatives (R$ 2,509,028 thousand), loans and advances to credit institutions (R$ 78,719,723 thousand) and clients (R$ 323,979,568 thousand).

Bradesco 43

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Derivative Financial Instruments

	R$ thousand
	December 31
	2013	2012 (Restated)
Traded in the stock exchange	154,541	209,098
OTC contract	2,354,487	3,013,533
Total	2,509,028	3,222,631

In relation to derivatives, 93.8% of the total, refers to over-the-counter contracts, most of them involving counterparties assessed to have "low credit risk" by the Organization's internal procedures, so these derivatives do not have significant credit risk exposure.

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	December 31
	2013	2012 (Restated)
Low risk	78,632,199	92,318,045
Medium risk	87,524	141,302
High risk	-	-
Total	78,719,723	92,459,347

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

Of total loans and advances to credit institutions, 99.9% are not rated as due or impaired. In addition, the portfolio has no debt-rescheduling history.

Loans and advances to customers

The loans and advances to customers are classified as:

•         Neither past due nor impaired.

•         Past due but not impaired.

•         Impaired, including loans and advances classified as impaired and loans and advances that are analyzed individually for loss.

The Organization’s loans and advances to customers are classified as “impaired” when they fall in at least one of the following situations: (a) are delinquent more than 90 days, except for housing loan operations secured by residential property (overdue more than 180 days); (b) have incurred a loss; (c) have been renegotiated provided they are within the internal criteria of relevance (materiality and representation); (d) have been reclassified as a higher risk level; and/or (e) have been subject to bankruptcy events (declared bankruptcy, or application, or grant, or approval by judicial or extrajudicial authority).

            44     IFRS – International Financial Reporting Standards – 2013

	R$ thousand
	December 31
	2013	2012 (Restated)
Neither past due nor impaired (i)	287,052,062	253,316,688
Past due but not impaired (ii)	7,128,874	6,848,895
Impaired (iii)	29,798,632	28,770,031
Total loans and advances to customers	323,979,568	288,935,614
Impairment of loans and advances	(19,858,234)	(19,914,294)
Net amount	304,121,334	269,021,320

The portfolio of loans and advances to customers grew by 12.1% from 2013 to 2012.

(i)        Loans and advances to customers neither past due nor impaired

	R$ thousand
	December 31
	2013	2012 (Restated)
Low risk	283,190,469	246,611,344
Medium risk	3,641,152	5,875,196
High risk	220,441	830,148
Total	287,052,062	253,316,688

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers assessed to be neither past due nor impaired totaled R$ 287,052,062  thousand in 2013.

Of the total transactions, 98.7% were classified as low risk.

(ii)      Loans and advances to customers past due but not impaired

We present below the analysis by number of days past due of the contracts for loans and advances which were not marked as impaired in the collective analysis and which are not impaired based on the individual analysis.

For purposes of this analysis, an asset is considered past due and included in the following table when payment is late or is not received strictly in accordance with the corresponding contractual terms. The amount included in this category comprises the total financial asset, i.e. not only the overdue installment amount but the contractual amount plus accrued interest.

The loans and advances to customers which are not individually material, such as, for example, the retail transactions which have not been classified as impaired are presented in this category.

The individually material loans and advances may be presented in this category when, based on the individual analysis its not necessary to record an individual impairment loss and, accordingly, the asset is then subject to collective loss analysis.

Bradesco 45

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31
	2013	2012 (Restated)
Past due up to 60 days	6,103,197	5,750,812
Overdue between 61 and 90 days	963,952	1,038,858
Overdue for more than 90 days	61,725	59,225
Total	7,128,874	6,848,895

The above table shows loans and advances, which despite being overdue, do not provide indications of possible impairment. This amount represented 2.2% of the portfolio in 2013 (2012 – 2.4%).

(iii)     Loans and advances to customers impaired

	R$ thousand
	December 31
	2013	2012 (Restated)
Portfolio not yet due	13,846,057	12,153,340
Past due up to 60 days	3,289,750	3,231,264
Overdue between 61 and 90 days	1,409,151	1,459,627
Overdue for more than 90 days	11,253,674	11,925,800
Total	29,798,632	28,770,031

Loans and advances to customers impaired reached R$ 29,798,632 thousand and accounted for 9.2 % of the total portfolio in 2013 (10.0% in 2012).

By category

The following table presents the loans and advances by category that are impaired:

	R$ thousand
	December 31
	2013	2012 (Restated)
Working capital	4,568,669	3,643,822
Personal credit	4,284,798	4,275,083
Credit card	4,162,214	4,294,823
Vehicles – CDC (Direct consumer credit)	3,260,646	4,075,206
Financing and export	1,402,790	627,616
Onlending BNDES/Finame	1,104,328	1,257,241
Housing loans	1,068,800	793,113
Leasing	660,355	1,193,581
Overdraft facilities	591,717	564,521
Rural loans	545,747	595,879
Guaranteed account	291,569	334,724
Others	7,856,999	7,114,422
Total	29,798,632	28,770,031

Renegotiated loans and advances

The total balance of “Loans and advances to customers impaired” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, writing off part of the loan principal amount.

            46     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	December 31
	2013	2012 (Restated)
Renegotiated loans and advances at the beginning of the year	9,643,915	8,658,167
Additional renegotiated amounts, including interest	9,866,515	8,570,769
Payments received	(3,762,326)	(3,965,199)
Write-offs	(5,557,924)	(3,619,822)
Renegotiated loans and advances at the end of the year	10,190,180	9,643,915
Impairment of loans and advances	(6,826,663)	(6,504,198)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	3,363,517	3,139,717

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	67.0%	67.4%
Total renegotiated loans and advances as a percentage of the total loan portfolio	3.1%	3.3%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.1%	1.2%

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due.  From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the customer’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in off-balance sheet accounts, as well as any gains from renegotiations, are recognized only when received.

Concentration of credit risk in loans and advances

	R$ thousand
	December 31
	2013	2012 (Restated)
Largest borrower	0.7%	0.9%
Ten largest borrowers	5.3%	5.2%
Twenty largest borrowers	8.2%	8.1%
Fifty largest borrowers	12.9%	12.8%
Hundred largest borrowers	16.6%	16.9%

The values presented for the biggest debtor and the hundred largest borrowers showed a decrease and the level of credit concentration in the remaining debtors showed a slight increase in the period.

Bradesco 47

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	R$ thousand
	December 31
	2013	2012 (Restated)
Public sector	2,188,831	423,180
Federal	2,148,497	260,544
State	40,334	162,636
Private sector	321,790,737	288,512,434
Individuals	128,635,645	112,989,410
Industry	58,245,854	54,187,104
Commerce	45,979,578	45,315,607
Services	84,554,012	72,446,408
Agribusiness	4,375,648	3,573,905
Total portfolio	323,979,568	288,935,614
Impairment of loans and advances	(19,858,234)	(19,914,294)
Total of net loans and advances to customers	304,121,334	269,021,320

The portfolio's breakdown by sector of economic activity showed increase in the shares of the sectors that comprise it, highlighting the increased participation of “Public sector”, “Individuals” and “Services”.

Measurement of Credit Risk

Periodically, the Organization evaluates the existence of objective evidence of loss in the loan and advance portfolio, taking into account its historical experience of impairment losses and employing other methodologies to consider the customer' quality as well as the nature of the transaction including its guarantees for estimating the expected cash flows.

Initially, clients are classified as individually significant and individually non-significant. Following that initial classification, clients are evaluated on the basis of their experience of one or more events of objective loss evidence. As sometimes it may not be possible to identify a specific event that has caused a loss in recoverable amount, the combined effects of several events are evaluated. In addition, loss events may be specific, that is, refer to only a particular client, such as payment defaults, renegotiation or bankruptcy event, or be collective to affect a greater group of assets as a result, for example, of interest or exchange rate variations or reduction of the activity level of one or more economic sectors.

For individually significant clients showing specific objective evidences impairment loss is estimated by individual analysis, taking into account the future cash flows expected from each client, including the realization of guarantees associated with operations.

For individually non-significant clients showing specific objective evidence, impairment loss is estimated based on the experience of historical loss based on observable information on the current date, to reflect the effects according to internal models set by the Organization.

Clients showing no specific objective evidence of impairment losses, both individually significant and individually non-significant clients are evaluated collectively by Organization’s internal models based on collective parameters of loss identified and macroeconomic parameters of economic activity and default.

            48     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For collective evaluation, Probability of Default and Loss Given Default models, as well as the Loss Identification Period factor, are used.

Probability of Default (PD): determines the probability of default perceived by the Organization with respect to the customer, according to its internal evaluation model. This risk parameter is differentiated according to its related segment: retail models are quantitative, while wholesale models are both quantitative and qualitative (subjective).

Loss Given Default (LGD): refers to the percentage effectively lost after recovery efforts given the nonperformance of the contract, which is expressed as a percentage of exposure.

Loss Identification Period (LIP): interim period between the occurrence of the loss event in groups of collectively evaluated financial assets, significant and non significant, and its identification by the institution as an impairment.

Write-offs

Credits are written off in the consolidated statement of financial position against impairment of loans and advances when they are considered uncollectible or a permanent loss. Credit operations are written off when they are overdue for 180 to 360 days. Credit operations with remaining maturities for at least 36 months are written off when they are overdue for 360 to 540 days.

Credit Risk Mitigation

Potential credit losses are mitigated by several types of collateral formalized through legal instruments such as conditional transfer with retained ownership, mortgages, or through third-party guarantees. The efficacy of these instruments is reviewed in terms of time required for recovery and realization of assets provided as guarantees, their market value, guarantor counterparty risk, and legal security of contracts. The principal types of collateral are time deposits; financial applications and securities; residential and commercial properties; movable property such as vehicles, aircraft, machinery and equipment; collateral may include commercial invoices, checks and credit card bills. Sureties include in particular bankers' guarantees and letters of credit.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument and its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated on a straight-line basis throughout the period of the transaction. In the case of a credit event (“default”), the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

Bradesco 49

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

We present below the credit derivative transactions:

	R$ thousand
	Value of credit risk
	December 31
	2013	2012 (Restated)
Transferred
Credit Default Swaps, the underlying assets of which include:
● Bonds and securities - Brazilian public debt securities	-	(265,655)
● Derivatives held by companies	-	(4,087)
Received
Credit Default Swaps, the underlying assets of which include:
● Derivatives held by companies	-	6,131
Total	-	(263,611)
Deposited margin	-	5,109

The Organization carried out operations involving credit derivatives in order to better manage its risk exposure and assets. The contracts related to the credit derivative transactions described above matured on different dates through June 30, 2013. The mark-to-market adjustment of the protection rates, which remunerates the counterparties receiving the risk, totaled negative R$ (332) thousand on December 31, 2012. During the period, there were no events that, based on the corresponding contracts, could have triggered a credit default.

3.2.  Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability transactions may show mismatched maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits duly and independently monitored.

All transactions that expose the Organization to market risk are mapped, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The risk management process relies on the participation of all levels of the Organization, from the business units to the Board of Directors.

In compliance with the Corporate Governance practices and aiming to preserve and strengthen the management of market and liquidity risks in the Organization, as well as to meet the requirements of Resolution nº 3.464/07, of the National Monetary Council (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least on an annual basis by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market and liquidity risks.

In addition to the policy, the Organization has specific rules to regulate the market- and liquidity-risk management process, as follows:

            50     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

•       Use of Derivatives; and

•       Hedging.

Market Risk Management Process

The market risk management process is conducted in a corporate manner; it involves diverse areas, with specific duties in the process, thereby ensuring an efficient structure, and the measurement and control of market risk is conducted in a centralized and independent manner. This process allowed the Organization to use since January 2013, its internal market risk models to calculate regulatory capital requirements. This process, approved by the Board of Directors, is also revised at least once a year by the Committees and the Board itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees that are submitted for approval by the Integrated Risk Management and Capital Allocation Committee, and then for approval by the Board of Directors and based on the business’ characteristics, which are segregated into the following Portfolios:

Trading Portfolio: it comprises all operations involving financial instruments, including derivatives, maintained for trading purposes or intended to hedge other instruments of the trading portfolio, and which are not subject to trading limitations. Operations maintained for trading purposes are those intended for resale, to obtain benefits from actual or expected price variations or arbitrage.

The Trading Portfolio is monitored by the following limits:

•       VaR;

•       Stress;

•       Income; and

•       Financial Exposure.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges.

For the Banking Portfolio, the following limits are monitored:

•       Interest rate risk; and

•       Share Portfolio.

Market-Risk Measurement Models

Market risk is measured and controlled using the Stress, Value at Risk (VaR), the Economic Value Equity (EVE) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. Using several methodologies to measure and evaluate risks is of great importance, because they can complement each other and their combination allows the analysis of different scenarios and situations.

Bradesco 51

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Trading and Regulatory Portfolio and Equity Risk from Banking Portfolio

Trading Portfolio risks are controlled by the Stress and VaR methodology. The Stress quantifies the negative impact of economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s Economic area based on historical and prospective data for the risk factors in which the Books hold a position.

In order to evaluate risk through VaR, the risks of the Trading and Regulatory Portfolios (Trading Portfolio positions plus foreign currency exposure and Banking Portfolio commodities) and of equity in the Banking Portfolio, though controlled separately, are measured using the Delta-Normal VaR methodology, with a confidence level of 99%, as well as volatilities and correlations calculated using statistical methods that give more weight to recent returns. Gamma and Vega risks for operations with options are incorporated to VaR, which is calculated for one day and adjusted to reflect the impact of the period necessary to unwind the existing positions.

For regulatory purposes, the capital requirements relating to shares of the Banking Portfolio are determined through the credit risk evaluation, as per Central Bank of Brazil resolution.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is based on the EVE methodology, which measures the economic impact on the positions, according to scenarios prepared by the Organization’s economic area, which are intended to determine positive and negative changes likely to occur in interest-rate curves applicable to investments and borrowings.

The EVE methodology consists of repricing the portfolio subject to interest rate variations, taking into account the increases or decreases of rates used to calculate the present value and total term of assets and liabilities. This way, the economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected for a period of 1 year. The difference between the values obtained for the portfolio will be EVE, that is, the interest-rate risk applicable to the Banking Portfolio.

For the measurement of the interest-rate risk in the Banking Portfolio, accelerated payment of loans is not assumed, as this situation is not significant in the total volume of operations. For deposits without a defined maturity, such as demand deposits and savings deposits, an analysis is performed to determine their historical behavior and the possibility of maintaining it are studied. Thus, after all the deductions from demand and savings deposits, for example, the compulsory reserve held at Bacen, the remaining balance (free funds) is considered in accordance with the maturity flows of fixed-rate lending operations of the Financial Conglomerate.

Financial Instrument Pricing

To adopt the best market prices related to the assessment of financial instruments’ market value, the Market and Liquidity Risk Management Executive Committee (CEGRIMEL) established the Mark-to-Market Commission (CMM), which is responsible for approving or submitting mark-to-market models to GEGRIMEL. CMM is composed of business, back-office and risk representatives, and the risks area responsible for the coordination of the Commission and for the submission of the matters assessed to the CEGRIMEL, for reporting or approval, whichever is the case.

            52     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Whenever possible, the Bank adopts prices and rates practiced by the Securities, Commodities and Futures Exchange and the Secondary Securities Market. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are adopted to price the instruments, which also follow the same CMM approval procedure and are submitted to the Organization’s validation and assessment processes.

Mark-to-market criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Book must be approved by the Treasury or Products and Services Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the mark-to-market process are adopted by the Organization:

•           Commitment: the Organization is engaged in guaranteeing that the prices used reflect the market value of the operations. Should information not be found, Bradesco uses its best efforts to estimate the market value of the financial instruments;

•           Frequency: the formalized mark-to-market criteria are applied on a daily basis;

•           Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the mark-to-market criteria;

•           Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal price to a type of instrument within the Organization; and

•           Transparency: the methodology must be accessible by the Internal and External Audit and Independent Model Validation areas and by Regulatory Agencies.

Independent Model Validation

In addition to the model development, monitoring and enhancement activities, the market practices propose creating an independent validation process for internal models, with critical and timely analysis of the application scope, measurement system, monitoring, applicability and technology of internal models.

Thus, the main objective of the validation process is to issue a justified opinion on whether the internal models work according to the expected objectives and whether the results obtained are appropriate to be used for the purpose they were created.

Therefore, the area carries out activities that allow the development and constant improvement of the evidence program. Evidence program tests are specific for each type of model and contain objectives, requirements, procedures, the expected results and criteria to assess the result obtained, and are classified into six dimensions, grouped into qualitative and quantitative types.

•       Qualitative

- Scope of the Model: scope of application that includes the objective of each type of risk, the companies exposed to this type of risk, books, products, segments, channels, etc.;

- Applicability of the Model: includes the definition, reasonability in the use of the model’s factors, flow and timeliness of information to the decision-making process; and

- Technological Environment and Data Consistency: structure of systems and controls involved in the calculations performed by the model and the process in which the model is inserted. It also includes data consistency, taking into consideration the functionalities of version and access controls, backup, traceability, changes in parameters, data quality, system contingency and automated controls.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Quantitative

- Measurement System: risk measurement procedure that includes the definition, application and internal validation of the method, composed of methodology, assumptions, parameters, calculation routine, input data and results;

- Stress Test: measurement procedure to quantify the variations in the amounts estimated by the model in extreme, historical and prospective scenarios, plausible for the variables affecting it; and

- Backtesting: statistic procedure used to assess the model by comparing the amounts estimated by the model and the amounts observed within a previously defined period. It includes methodological, formalization and utilization aspects for model improvement.

The responsibility for the independent validation process, that includes the analysis and the assessment of internal models, belongs to the Independent Model Validation Area (AVIM), which is part of the Internal Control and Compliance Department. AVIM’s validation process uses structures that are already implemented and settled in the Organization to avoid overlapping tasks.

Control and Follow-Up

Market risk is primarily controlled and monitored by an independent area, the Integrated Risk Control Department, whom, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, positions are discussed once a week by the Executive Treasury Committee, which evaluates results and risks and discusses strategies. Both the governance process and existing limits are ratified by the Integrated Risk and Capital Allocation Management Committee and submitted to approval of the Board of Directors, and are revised at least once a year.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reports are complemented by an alert system, which determines the addressees of risk reports according to the usage percentage previously determined, therefore, the higher the risk limit consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

With the purpose of standardizing the use of financial instruments contracted for hedging purposes and the treasury derivatives, the Organization has created specific rules that have been approved by the applicable Committees.

The economic hedge operations entered into by the Treasury Department should, necessarily, eliminate or mitigate risks of mismatches of volumes, terms, currencies or indexers of the positions on the treasury books, using the assets and derivatives authorized for trading in each of the books, in order to:

            54     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       control and classify the operations, respecting the current limits of exposure and of risks;

•       alter, modify or revert positions due to changes in the market and to operational strategies; and

•       reduce or mitigate exposures of operations in inactive markets, in conditions of stress or of low liquidity.

Derivatives Standardized and of Continuous Use

The Treasury Department may use standardized derivatives (traded on an exchange) and those of continuous use (traded over-the-counter) with the purpose of obtaining income and also for the structuring of hedges. The derivatives classified as ‘of continuous use’ are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example), vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as ‘of continuous use’ or structured operations are subject to the authorization of the applicable Committee.

Evolution of the Exposure

In this section we present the evolution of financial exposure, the VaR calculated using the internal  model and its backtesting, the Stress Analysis, and the Sensitivity Analysis.

Financial Exposure – Trading Portfolio

	R$ thousand
	December 31
Risk Factors	2013		2012
	Assets	Liabilities	Assets	Liabilities
Fixed rate	156,803,699	202,995,592	231,620,621	200,058,048
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	10,792,336	8,031,461	14,311,059	13,581,800
Forex Coupon	16,646,887	18,029,444	3,440,579	7,507,735
Foreign Currency	17,726,601	18,899,620	7,862,049	10,126,565
Variable Income	198,852	130	602,561	415,269
Sovereign / Eurobonds and Treasuries	8,847,031	4,298,277	8,321,309	7,053,277
Other	1,293,999	139,364	1,145,887	55,104
Total at the end of the year	212,309,405	252,393,888	267,304,065	238,797,798

Bradesco 55

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model –Trading Portfolio

As of 2013, in line with the characteristics of the trading portfolio and our other publications, we now present the VaR at a horizon of 1 day, which is the basis for the calculation of regulatory capital requirements and the process of market risk management, which, as a way to expand our analysis and controls, is adjusted for liquidity risk of its  assumed positions. The VaR at the horizon of 1 day is also used to assess the adherence of the adopted model (backtesting), which influences the regulatory capital required. Moreover, because of the tax consequences that a possible negative outcome might bring, the amounts presented are net of tax effects.

At the end of the 2013 year we verified that there was a reduction in VaR in relation to the end of the 2012 year, because of the reduction in the period of exposure.

Risk Factors	R$ thousand
	December 31
	2013	2012
Fixed rate	18,626	24,793
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	15,158	29,025
Forex Coupon	4,999	7,053
Foreign Currency	10,387	14,322
Variable Income	475	4,640
Sovereign / Eurobonds and Treasuries	6,310	9,395
Others	1,055	1,868
Correlation / Diversification Effect	(16,068)	(36,197)
VaR at the end of the year	40,942	54,899

Average VaR in the year	102,676	67,177
Minimum VaR in the year	16,116	29,822
Maximum VaR in the year	264,305	111,195

 Note: 1-day VaR and net of tax effects.

Internal VaR Model – Regulatory Portfolio

Bradesco uses since January 2013, its internal market risk models, which had already been used in the Organization’s management, to assess regulatory capital requirements1 for all risk factors and The Organization’s companies. This capital is calculated based on the Regulatory Portfolio, which comprises the Trading Portfolio and the Foreign Exchange Exposure and the Commodities Exposure of the Banking Portfolio, through the normal delta VaR model, adjusted by the Gama and Vega risks of options operations and one-day horizon, extrapolated by the square root of time method to the regulatory horizon2 (at least ten days). VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

1 According to Central Bank Circular Letter 3,674, capital requirement accounts for the maximum between 90% of Central Bank’s standard model and the internal model used by the Bank, during the first year of adoption of the market risk internal model, as of the date the Bank was authorized to adopt it, and the maximum between 80% of Central Bank’s standard model and the internal model used by the Bank, as of the second year of adoption of the internal model;

2 The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank, is adopted; and

            56     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ mil
Risk Factors	December 31, 2013
	VaR	Stressed VaR
Interest rate	110,042	235,649
Exchange rate	57,508	139,680
Commodity price (Commodities)	1,600	3,715
Share prices	4,406	5,629
Correlation / Diversification Effect	(26,312)	(49,235)
VaR at the end of the year	147,244	335,438

Average VaR in the year	340,648	653,795
Minimum VaR in the year	61,605	143,623
Maximum VaR in the year	835,434	1,404,577

VaR Internal Model – Backtesting

The main purpose is to monitor, validate and assess the adherence of the VaR model, and the number of disruptions occurred must be compatible with the number of disruptions accepted by the statistical tests conducted and confidence level established. Another objective is to improve the models used by the Organization, through analyses carried out to different periods and VaR trust levels, both for Total VaR and risk factor.

The methodology applied and current statistical models are continuously assessed using backtesting techniques, which compare the VaR, with one-day maintenance period, and the hypothetic results obtained from the same positions used in the VaR calculation and with the effective result also considering the changes in the day for which VaR was estimated.

The corresponding hypothetical and effective daily results of the last 250 business days exceed in seven instances the VaR with 99% trust level, i.e., only an exception above the limits defined in the statistic tests applied to the model, despite the strong market variations mainly in the first half of 2013. For longer analysis periods, exceptions are in line with expectations, proving the model’s consistency.

The disruptions were mainly due to more variations than expected in interest rates, influenced within the period assessed by the doubts towards the behavior of the inflation and the speed and intensity of the Brazilian monetary tightening cycle, in addition to increased international risk aversion, mainly towards the emerging nations, and U.S. Federal Reserve’s (US FED) signaling it could suspend the monetary stimulus for the American economy in 2013. According to the document published by the Basel Committee on Banking Supervision3, the disruptions would be classified as “bad luck or the markets moved differently than the expected by the model,” i.e., volatility was significantly higher than expected and, in some situations, the correlations differ from those assumed by the model.

The graphs below show the Regulatory Book 1-day VaR and the hypothetical and effective results obtained on a daily basis.

3Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements, of January 1996.

Bradesco 57

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Graph I – VaR vs. Hypothetical Result

Graph II – VaR vs. Effective results

            58     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stress Analysis – Trading Portfolio

The Organization still assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established during the governance process. Thus, the possibility of average loss estimated in a stress situation would be R$ 713,611 thousand in 2013 (2012 – R$ 833,695 thousand), and the maximum estimated loss would be R$ 1,436,759 thousand (2012 – R$ 1,493,661 thousand).  Is worth noting that as of 2013, in line with the information from the Risk Management Report - Pillar 3, the values of stresses are presented only within a view that considers the diversification effect between the risk factors and how these values are net of tax effects.

	R$ thousand
	December 31
	2013	2012
At the end of the year	479,183	862,239
Average in the year	713,611	833,695
Minimum in the year	144,869	200,458
Maximum in the year	1,436,759	1,493,661

Note: Values net of tax effects.

Bradesco 59

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis

The Trading Portfolio is also evaluated daily using sensitivity analysis to measure the effect of the market and price curves on our positions. In addition, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolios) is conducted on a quarterly basis. It is important to highlight the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization. This is because a part of the loan operations in the Banking Portfolio is funded by demand deposits and/or savings deposits, which serve as a natural hedge against any interest rate fluctuations; and interest rate fluctuations do not have a material impact in the Organization’s results, since the intention is to hold the loan operations until their maturity.

Scenario 1 - shock of 1 b.p to rates and 1% to market prices		R$ thousand
Scenario 2 - shock of 25% to rates and market prices		Trading & Banking Portfolios (1)
Scenario 3 - shock of 50% to rates and market prices		December 31, 2013			December 31, 2012
Risk Factors	Definition	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(7,177)	(1,942,202)	(3,739,065)	(11,099)	(2,128,929)	(4,115,092)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(14,665)	(2,100,989)	(3,876,937)	(22,273)	(1,902,223)	(3,448,019)
FX Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(371)	(49,769)	(91,023)	(661)	(58,363)	(109,978)
Foreign Currency	Exposures subject to the FX variation	(11,161)	(253,210)	(482,709)	(11,347)	(164,807)	(305,127)
Variable Income	Exposures subject to the variation of share prices	(22,002)	(550,045)	(1,100,090)	(19,079)	(469,601)	(934,884)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(764)	(50,300)	(96,883)	(1,115)	(44,355)	(87,136)
Others	Exposures that do not match the previous definitions	(397)	(9,939)	(19,877)	(82)	(2,056)	(4,112)
Total without correlation		(56,537)	(4,956,454)	(9,406,584)	(65,656)	(4,770,334)	(9,004,348)
Total with correlation		(39,608)	(4,078,197)	(7,698,477)	(36,642)	(3,712,361)	(6,979,548)

(1)      Values net of taxes.

            60     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below we present the sensitivity analysis of the Trading Portfolio only, which represents the exposures that may have material impact on the Organization’s results. Note that the results presented show the impacts of each scenario in a static portfolio position. The market’s dynamism makes these positions change continuously and which do not necessarily reflect the current position shown here:

Scenario 1 - shock of 1 b.p to rates and 1% to market prices		R$ thousand
Scenario 2 - shock of 25% to rates and market prices		Trading Portfolio (1)
Scenario 3 - shock of 50% to rates and market prices		December 31, 2013			December 31, 2012
Risk Factors	Definition	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(1,161)	(314,600)	(610,764)	(1,596)	(300,144)	(577,467)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(714)	(101,267)	(196,397)	(2,864)	(256,727)	(489,707)
FX Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(378)	(51,033)	(93,293)	(649)	(55,701)	(104,875)
Foreign Currency	Exposures subject to the FX variation	(6,050)	(148,787)	(297,318)	(12,312)	(216,083)	(418,084)
Variable Income	Exposures subject to the variation of share prices	(920)	(23,008)	(46,016)	(1,537)	(31,882)	(60,427)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(590)	(43,582)	(83,593)	(1,001)	(41,733)	(81,194)
Others	Exposures that do not match the previous definitions	(20)	(505)	(1,010)	(49)	(1,232)	(2,464)
Total without correlation		(9,833)	(682,782)	(1,328,391)	(20,008)	(903,502)	(1,734,218)
Total with correlation		(7,434)	(509,080)	(991,248)	(13,585)	(580,483)	(1,111,507)

(1)    Values net of taxes.

Bradesco 61

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity analyses were prepared based on the scenarios for the respective dates, always considering the market information at the time and scenarios that have a negative impact on our positions.

Scenario 1: Based on the market information (BM&FBovespa, Anbima, etc.), stresses were applied of 1 basis point for interest rates and a 1% variation for prices. For example: in the scenario applied on the positions at December 31, 2013 the exchange rate Real/Dollar was R$ 2.39 (December 31, 2012 – R$ 2.06). For the scenario of interest, the 1-year fixed rate applied on the positions at December 31, 2013 was 10.59% p.a (December 31, 2012 – 7.15%).

Scenario 2: Stresses of 25% were calculated based on the markets. For example: in the scenario applied on the positions at December 31, 2013 the exchange rate Real/Dollar was R$ 2.95 (December 31, 2012 – R$ 2.55). For the scenario of interest, the 1-year fixed rate applied on the positions at December 31, 2013 was 13.23% p.a. (December 31, 2012 – 8.92%) The scenarios for the other risk factors also represent a stress of 25% in the respective curves or prices.

Scenario 3: Stresses of 50% were calculated based on the markets. For example: in the scenario applied on the positions at December 31, 2013, the exchange rate Real/Dollar was R$ 3.54 (December 31, 2012 – R$ 3.06). For the scenario of interest, the 1 year fixed rate applied on the positions at December 31, 2013 was 15.87% p.a. (December 31, 2012 – 10.71% p.a.) The scenarios for the other risk factors also represent a stress of 50% in the respective curves or prices.

3.3.  Liquidity risk

The Liquidity Risk is represented by the mismatch in cash flow, a result of difficulties to rapidly dissolve an asset or raise funds, hindering the liquidity of positions or creating outstanding liabilities.

The understanding and monitoring of this risk are crucial to enable the Organization to settle operations in a timely manner.

Management Process of the Liquidity Risk

The liquidity risk management process is conducted in a corporate and centralized and independent manner, including the daily monitoring of available funds, the compliance with the minimum liquidity level and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. The policy and controls established fully comply with CMN Resolution 4,090/12.

As part of the criteria and procedures approved, the Organization establishes the minimum daily liquidity reserve and the types of assets eligible for making up the resources available. It also establishes the instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case.

            62     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Control and Monitoring

The liquidity risk management process is conducted by the Treasury Department based on the positions provided by the back-office area, which is responsible for providing the necessary information to the management and for monitoring the compliance with the limits established. The Integrated Risk Control Department is responsible for the methodology for measuring the minimum liquidity reserve, controlling the limits established according to currency and type of company (including non-financial firms), reviewing the policies, rules, criteria and procedures, and conducting studies for new recommendations.

The liquidity risk is monitored at the Treasury Executive Committee, which monitors liquidity reserves, with mismatches in maturities and currencies. The monitoring is also conducted by the Market and Liquidity Risk Management Executive Committee, the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

Internal Communication

In the process of liquidity risk management, reports are distributed daily to the areas involved in management and control, as well as to the Management. This process comprises several analysis instruments used to monitor the liquidity, such as:

•       Daily distribution of liquidity control instruments;

•       Automatic intra-day update of the liquidity reports for appropriate management by the Treasury Department;

•       Preparation of reports with past behavior and future simulations based on scenarios;

•       Daily verification of compliance with minimum liquidity levels; and

•       Weekly reports to the Board of Executive Officers, showing the behavior and expectations related to the liquidity situation.

The liquidity risk management process also has an alert system that selects the appropriate reporting level according to the established limit usage percentage. Thus, the higher the risk limit consumption, the higher the number of Senior Management members who receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows, where the liquidity risk is managed based on the expected future undiscounted cash receipts.

	R$ thousand
	December 31, 2013
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	126,484,700	16,071,600	67,084,045	51,749,438	5,474,725	266,864,508
Deposits from customers	133,576,023	11,644,757	20,734,318	64,257,703	211,237	230,424,038
Funds from securities issued	3,419,212	3,375,505	15,908,345	49,563,696	2,638,377	74,905,135
Subordinated debt	303,556	133,711	2,869,486	35,786,674	18,733,249	57,826,676
Total liabilities	263,783,491	31,225,573	106,596,194	201,357,511	27,057,588	630,020,357

Bradesco 63

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2012 (Restated)
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	100,654,888	19,270,027	61,332,024	46,647,675	6,535,820	234,440,434
Deposits from customers	120,999,436	7,339,298	17,794,436	73,168,644	1,183,150	220,484,964
Funds from securities issued	6,166,986	4,839,452	23,097,132	23,456,455	781,037	58,341,062
Subordinated debt	331,407	500,173	1,888,804	19,588,044	29,659,710	51,968,138
Total liabilities	228,152,717	31,948,950	104,112,396	162,860,818	38,159,717	565,234,598

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The previous table shows the undiscounted cash flows referring to financial liabilities of the Organization. The cash flows that the Organization estimates for these instruments may vary significantly from expectations. For example, it is expected that demand deposits of customers maintain a stable or increasing balance, and it is not expected that the unrecognized loan commitments are withdrawn immediately.

The gross cash inflows / (cash outflows) presented in the previous table refer to the undiscounted contractual cash flow related to the financial liability or commitment.

In the Organization, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•       Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and

•       Interest rate derivatives – interest rate swaps, future rates contracts, interest rate options, other interest rate contracts, contracts of interest rate futures traded on an exchange and interest rate options traded on an exchange.

            64     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below analyzes the financial liabilities in derivatives that will be settled at net value, grouped based on the period remaining from the date of the consolidated statement of financial position to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousand
	December 31, 2013
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	159,165	119,719	185,764	614,416	536,146	1,615,210
Non-deliverable forwards	219,827	113,222	60,343	47,631	16,675	457,698
• Purchased	81,522	6,254	13,265	170	-	101,211
• Sold	138,305	106,968	47,078	47,461	16,675	356,487
Premiums of options	91,547	4,296	106,973	19,208	-	222,024
Total of derivative liabilities	470,539	237,237	353,080	681,255	552,821	2,294,932

	R$ thousand
	December 31, 2012 (Restated)
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	219,816	28,204	196,946	606,202	801,822	1,852,990
Non-deliverable forwards	2,448,427	45,998	114,156	6,593	-	2,615,174
• Purchased	439,417	43,314	45,978	6,370	-	535,079
• Sold	2,009,010	2,684	68,178	223	-	2,080,095
Premiums of options	122,177	1,192	11,637	1,996	-	137,002
Total of derivative liabilities	2,790,420	75,394	322,739	614,791	801,822	4,605,166

Bradesco 65

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	December 31, 2013
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	67,450,363	-	-	-	-	-	67,450,363
Financial assets held for trading	21,415,199	6,406,961	16,508,242	30,456,366	10,325,394	10,980,361	96,092,523
Financial assets available for sale	7,992,859	948,135	1,112,736	15,854,096	36,050,088	5,880,497	67,838,411
Investments held to maturity	-	-	-	2,948,181	20,120,845	-	23,069,026
Assets pledged as collateral	37,861,027	7,734,003	2,351,252	45,168,535	24,625,408	-	117,740,225
Loans and advances to banks	61,160,937	3,904,620	7,069,189	6,584,167	810	-	78,719,723
Loans and advances to customers	41,883,929	76,082,035	48,717,678	120,270,221	17,167,471	-	304,121,334
Other financial assets (1)	19,150,717	234,140	266,351	8,365,321	401,895	-	28,418,424
Total financial assets	256,915,031	95,309,894	76,025,448	229,646,887	108,691,911	16,860,858	783,450,029

Liabilities
Deposits from banks	125,383,182	51,041,184	20,247,946	41,895,414	4,532,647	-	243,100,373
Deposits from customers (2)	133,568,855	18,130,186	12,948,037	51,365,672	205,307	-	216,218,057
Financial liabilities held for trading	478,068	429,720	191,962	482,895	243,737	-	1,826,382
Funds from securities issued	2,856,196	9,345,039	8,647,031	35,840,053	1,194,749	-	57,883,068
Subordinated debt	159,428	770	2,421,701	21,016,930	12,286,174	-	35,885,003
Insurance technical provisions and pension plans (2)	103,870,571	2,295,904	674,971	23,487,577	-	-	130,329,023
Other financial liabilities (3)	31,217,814	5,180,378	2,445,098	680,694	-	-	39,523,984
Total financial liabilities	397,534,114	86,423,181	47,576,746	174,769,235	18,462,614	-	724,765,890

            66     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2012 (Restated)
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	59,901,564	-	-	-	-	-	59,901,564
Financial assets held for trading	28,613,415	5,238,445	2,215,141	40,734,189	23,626,185	11,411,127	111,838,502
Financial assets available for sale	18,399,375	706,356	517,265	10,984,233	45,390,233	5,524,668	81,522,130
Investments held to maturity	2,003	9,239	-	220,643	3,483,788	-	3,715,673
Assets pledged as collateral	14,472,932	60,287,471	1,019,023	19,656,101	10,697,772	-	106,133,299
Loans and advances to banks	50,379,883	26,824,507	5,088,339	10,165,175	1,443	-	92,459,347
Loans and advances to customers	48,832,280	67,502,646	40,431,826	94,332,963	17,921,605	-	269,021,320
Other financial assets (1)	20,177,831	175,525	207,400	8,796,112	343,539	-	29,700,407
Total financial assets	240,779,283	160,744,189	49,478,994	184,889,416	101,464,565	16,935,795	754,292,242

Liabilities
Deposits from banks	98,782,683	63,080,426	14,133,053	40,917,101	4,030,091	-	220,943,354
Deposits from customers (2)	122,542,678	14,323,104	10,054,554	63,129,248	724,679	-	210,774,263
Financial liabilities held for trading	2,790,513	182,250	202,157	486,821	388,241	-	4,049,982
Funds from securities issued	3,460,972	14,697,409	12,119,875	20,669,467	604,370	-	51,552,093
Subordinated debt	195,661	549,640	1,396,680	13,523,640	19,186,093	-	34,851,714
Insurance technical provisions and pension plans (2)	91,388,794	2,011,060	491,703	24,877,163	-	-	118,768,720
Other financial liabilities (3)	29,568,300	4,903,276	2,987,675	600,633	-	-	38,059,884
Total financial liabilities	348,729,601	99,747,165	41,385,697	164,204,073	24,933,474	-	679,000,010

(1)   Includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2)   Demand and savings deposits and insurance technical provisions and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3)   Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance leasing and capitalization bonds.

Bradesco 67

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, on the reporting date:

	R$ thousand
	December 31, 2013
	Current	Non-current	Total
Assets
Total financial assets	428,250,373	355,199,656	783,450,029
Non-current assets held for sale	832,546	-	832,546
Investments in associated companies	-	3,392,847	3,392,847
Property and equipment	-	4,501,967	4,501,967
Intangible assets and goodwill	-	8,220,739	8,220,739
Taxes to be offset	922,917	4,370,199	5,293,116
Deferred income tax assets	-	25,661,079	25,661,079
Other assets	4,144,441	2,804,850	6,949,291
Total non-financial assets	5,899,904	48,951,681	54,851,585
Total assets	434,150,277	404,151,337	838,301,614

Liabilities
Total financial liabilities	531,534,041	193,231,849	724,765,890
Other provisions	1,531,647	12,220,930	13,752,577
Current income tax liabilities	3,082,976	-	3,082,976
Deferred income tax liabilities	-	799,824	799,824
Other liabilities	23,023,496	773,925	23,797,421
Total non-financial liabilities	27,638,119	13,794,679	41,432,798
Total equity	-	72,102,926	72,102,926
Total liabilities and equity	559,172,160	279,129,454	838,301,614

	R$ thousand
	December 31, 2012 (Restated)
	Current	Non-current	Total
Assets
Total financial assets	451,002,671	303,289,571	754,292,242
Non-current assets held for sale	532,809	164	532,973
Investments in associated companies	-	3,121,386	3,121,386
Property and equipment	-	4,524,827	4,524,827
Intangible assets and goodwill	-	7,617,873	7,617,873
Taxes to be offset	804,621	4,489,945	5,294,566
Deferred income tax assets	-	17,913,529	17,913,529
Other assets	3,509,924	2,733,304	6,243,228
Total non-financial assets	4,847,354	40,401,028	45,248,382
Total assets	455,850,025	343,690,599	799,540,624

Liabilities
Total financial liabilities	489,862,463	189,137,547	679,000,010
Other provisions	1,134,895	19,886,214	21,021,109
Current income tax liabilities	3,288,688	-	3,288,688
Deferred income tax liabilities	-	3,091,667	3,091,667
Other liabilities	21,035,931	756,829	21,792,760
Total non-financial liabilities	25,459,514	23,734,710	49,194,224
Total equity	-	71,346,390	71,346,390
Total liabilities and equity	515,321,977	284,218,647	799,540,624

            68     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.4.  Fair value of financial assets and liabilities

The Organization applies IFRS 7 for financial instruments measured in the consolidated statement of financial position at fair value, which requires disclosure of fair-value measurements according to the following fair-value hierarchy of fair value measurement:

•       Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•       Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•       Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts.

For fair valuing securities traded which have no public source, the Bradesco uses models defined by the mark-to-market Commission and also the mark-to-mark manual for each security modality, thus maintaining a consistent and regular source of disclosure. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of marked-to-market assets, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner its determination of fair value.

Bradesco 69

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

R$ thousand

December 31, 2013

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	46,847,215	-	253	46,847,468
Corporate debt and marketable equity securities	6,753,756	-	11,132,686	17,886,442
Bank debt securities	15,837,616	-	4,350,208	20,187,824
Mutual funds	8,426,678	-	-	8,426,678
Foreign governments securities	235,083	-	-	235,083
Financial assets held for trading	78,100,348	-	15,483,147	93,583,495
Derivative financial instruments	141,336	2,367,692	-	2,509,028
Derivative financial instruments (liabilities)	(187,677)	(1,638,705)	-	(1,826,382)
Derivatives	(46,341)	728,987	-	682,646
Brazilian government securities	28,897,492	-	88,193	28,985,685
Corporate debt securities	5,181,185	-	25,877,171	31,058,356
Bank debt securities	1,766,313	-	82,974	1,849,287
Brazilian sovereign bonds	64,586	-	-	64,586
Marketable equity securities and other stocks	5,643,098	-	237,399	5,880,497
Financial assets available for sale	41,552,674	-	26,285,737	67,838,411
Total	119,606,681	728,987	41,768,884	162,104,552

R$ thousand

December 31, 2012 (Restated)

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	46,011,496	-	3,026	46,014,522
Corporate debt and marketable equity securities	8,320,374	-	27,900,869	36,221,243
Bank debt securities	16,706,498	-	1,779,188	18,485,686
Mutual funds	7,650,252	-	-	7,650,252
Foreign governments securities	244,168	-	-	244,168
Financial assets held for trading	78,932,788	-	29,683,083	108,615,871
Derivative financial instruments	-	3,067,334	155,297	3,222,631
Derivative financial instruments (liabilities)	-	(3,913,211)	(136,771)	(4,049,982)
Derivatives	-	(845,877)	18,526	(827,351)
Brazilian government securities	63,861,957	-	103,509	63,965,466
Corporate debt securities	4,141,250	-	6,754,049	10,895,299
Bank debt securities	862,921	-	-	862,921
Brazilian sovereign bonds	273,776	-	-	273,776
Marketable equity securities and other stocks	5,147,824	-	376,844	5,524,668
Financial assets available for sale	74,287,728	-	7,234,402	81,522,130
Total	153,220,516	(845,877)	36,936,011	189,310,650

Derivative Assets and Liabilities

The Organization´s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices, and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity, which are used to value the position. The majority of market inputs is observable and can be obtained, mainly, from BM&FBovespa and the secondary market. Other exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange. Those are classified as Level 2.

            70     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The yield curves are used to determine the fair value for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined from mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. Further, many of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps relating to corporate debt securities.

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2013 and 2012:

	R$ thousand
	Financial assets held for trading	Net derivatives (1)	Financial assets available for sale	Total
Balance on December 31, 2011 (Restated)	21,455,840	(10,947)	6,595,137	28,040,030
Included in the statement of income and other comprehensive income	2,399,821	(28,828)	1,251,096	3,622,089
Acquisitions, issuances and sales	5,951,615	58,301	(611,831)	5,398,085
Transfer levels	(124,193)	-	-	(124,193)
Balance on December 31, 2012 (Restated)	29,683,083	18,526	7,234,402	36,936,011
Included in the statement of income and other comprehensive income	2,547,555	-	(304)	2,547,251
Acquisitions, issuances and sales(2)	(16,673,091)	-	19,051,639	2,378,548
Transfer levels	(74,400)	(18,526)	-	(92,926)
Balance on December 31, 2013	15,483,147	-	26,285,737	41,768,884

1)     In 2012, the net derivatives included R$ 155,297  thousand of derivative assets and R$ 136,771  thousand of derivative liabilities; and

2)     In 2013, R$ 13,811,260 thousand were reclassified, classified as level 3, from category of "trading securities" to "available for sale".

Bradesco 71

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2013, 2012 and 2011:

	R$ thousand
	Year ended December 31, 2013
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	2,499,220	-	1,067,146	3,566,366
Net trading gains/(losses) realized and unrealized	48,335	-	(1,067,450)	(1,019,115)
Total	2,547,555	-	(304)	2,547,251

	R$ thousand
	Year ended December 31, 2012 (Restated)
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	2,462,474	-	782,702	3,245,176
Net trading gains/(losses) realized and unrealized	(62,653)	(28,828)	468,394	376,913
Total	2,399,821	(28,828)	1,251,096	3,622,089

	R$ thousand
	Year ended December 31, 2011 (Restated)
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	2,152,178	-	669,938	2,822,116
Net trading gains/(losses) realized and unrealized	(123,989)	(3,475)	796	(126,668)
Total	2,028,189	(3,475)	670,734	2,695,448

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2013, 2012 and 2011:

	R$ thousand
	Year ended December 31, 2013
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	36,768	-	36,768
Total	36,768	-	36,768

	R$ thousand
	Year ended December 31, 2012 (Restated)
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	29,365	(28,828)	537
Total	29,365	(28,828)	537

            72     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2011 (Restated)
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(102,916)	(3,475)	(106,391)
Total	(102,916)	(3,475)	(106,391)

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	2013
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	(66)	(18,520)	(34,907)	(1,949)	(427,185)	(764,175)
Price indices	(110)	(15,890)	(29,602)	(776)	(112,631)	(209,840)
Foreign currency coupon	(18)	(1,067)	(2,112)	-	-	-
Foreign currency	(747)	(18,666)	(37,333)	-	-	-
Variable income	-	-	-	(1,424)	(35,610)	(71,220)

	R$ thousand
	2012
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	(1)	(143)	(278)	(1,388)	(254,520)	(463,090)
Price indices	(95)	(7,821)	(14,999)	(928)	(74,626)	(143,270)
Foreign currency coupon	(21)	(910)	(1,806)	-	-	-
Foreign currency	(868)	(21,711)	(43,421)	-	-	-
Variable income	-	-	-	(2,261)	(56,527)	(113,053)

(1)Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the examples below:

Scenario 1: Based on market inputs (BM&FBOVESPA, Brazilian Financial and Capital Markets Association - ANBIMA etc.), one-basis point shocks were applied to the interest rate and a 1% variation to prices. For example: in the scenario applied to the positions as of 12/31/2013, the real/US dollar exchange rate was R$ 2.39. For the interest scenario, the one-year fixed rate applied to the positions as of 12/31/2013 was 10.59% p.a.;

Scenario 2: 25% shocks were determined based on the market. For example: in the scenario applied to the positions as of 12/31/2013, the real/US dollar exchange rate was R$2.95. For the interest scenario, the one-year fixed rate applied to the positions as of 12/31/2013 was 13.23% p.a. The scenarios for the other risk factors also consisted of a 25% shock to the respective curves or prices; and

Scenario 3: 50% shocks were determined based on the market. For example: in the scenario applied to the positions as of 12/31/2013, the real/US dollar exchange rate was R$3.54. For the interest scenario, the one-year fixed rate applied to the positions as of 12/31/2013 was 15.87% p.a. The scenarios for the other risk factors also consisted of a 50% shock to the respective curves or prices.

Bradesco 73

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value:

	R$ thousand
	Carrying amount		Fair value
	December 31		December 31
	2013	2012 (Restated)	2013	2012 (Restated)
Financial assets
Held to maturity	23,069,026	3,715,673	24,545,038	6,330,812
Loans and receivables
• Banks (1)	78,719,723	92,459,347	78,719,723	92,459,437
• Customers (1)	304,121,334	269,021,320	303,332,602	270,692,087

Financial liabilities
Deposits from banks	243,100,373	220,943,354	243,223,362	220,808,850
Deposits from customers	216,218,057	210,774,263	215,869,434	210,580,862
Funds from securities issued	57,883,068	51,552,093	58,007,208	51,746,171
Subordinated debt	35,885,003	34,851,714	36,232,216	36,349,149

                  (1)  Amounts of loans and receivables are presented net of the provision for impairment losses.

Loans and receivables

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. For cases in which a market price was available, this was used as an estimate of fair value. For most floating-rate loans, the carrying amounts were considered to approximate fair value. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on the discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

            74     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Held to maturity

Investments held to maturity are carried at amortized cost. Fair values are estimated according to the assumptions described on Note 2 (e). See Note 22 for further details regarding the amortized cost and fair values of held-to-maturity securities.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the discounted cash flows based on a contractual basis and current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued

The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt

Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.5.  Capital management

Corporate Capital Management Process

The purpose of Capital Management is to provide the conditions required to meet the Organization's strategic goals. This process is compatible with the nature of the operations, complexity of products and services, and the dimension of the Organization’s exposure to risks, taking into consideration the business environment.

The Organization manages is capital in a centralized manner, involving the business and control areas, the Board of Executive Officers and the Board of Directors in order to develop a strategic plan, that is in line with the Organization risk profile.

The capital management structure is composed of Committees that assist the Board of Executive Officers and the Board of Directors in the strategic decision-making process. Within this structure is the Planning, Budget and Control Department (DPOC), whose mission is to provide support and prepare and execute corporate strategy, manage the financial performance model and monitor the Organization’s efficiency and efficacy. This area is also responsible for complying with the provisions of the Central Bank regarding capital management activities.

Capital Adequacy (PR)

This process is monitored on a daily basis to ensure that the Organization maintains a solid capital base to support its operations and to cover the risks incurred, both in normal and extreme market conditions, and to ensure that the Organization complies with regulatory requirements.

            75     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

According to the Central Bank, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) compatible with the risks from their activities, represented by the Total Capital Requirement (PRE). PRE is calculated taking into consideration, at least, the sum of the following portions:

Where:

Pepr: portion referring to exposure weighted by the risk weighting factor attributed to them;

Pjur: represents the risk of operations subject to interest rate variation;

Pacs: reflects  the risk of operations subject to share price variation;

Pcom: reflects  the risk of operations subject to commodity price variation;

Pcam: reflects  the risk of exposure to gold, foreign currency and operations subject to exchange  variation; and

Popr: operational risk portion.

Additionally, the Organization must maintain enough capital to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk), calculated using the EVE (Economic Value Equity) method.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity

Below is detailed financial information based on the consolidated statement of financial position as of December 31, 2013 and 2012 prepared in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate under Brazilian Central Bank used to calculate the Reference Equity of the Organization under the perspective of Consolidated Financial Entities and Total Economic Financial. However, if the Reference Equity of the Organization was calculated according to numbers prepared under IFRS, the results could be different from that presented.

Calculation basis – Capital Adequacy Ratio	R$ thousand
	Capital Adequacy Ratio (Basel III)	Capital Adequacy Ratio (Basel II)
	2013	2012
	December 31,	December 31,
	Financial (1)	Financial	Economic Financial (2)
Tier I capital	70,808,081	65,887,034	66,195,362
Principal capital	70,808,081	65,887,034	66,195,362
Shareholders’ equity	70,939,802	70,047,459	70,047,459
Non-controlling interests	197,679	189,066	588,194
Prudential adjustments - CMN Resolution 4192/13 (3)	(329,400)	-	-
Reduction of deferred assets - CMN Resolution 3444/07(3)	-	(120,784)	(211,584)
Decrease in gains/losses of mark-to-market adjustments in available for sale and derivatives - CMN Resolution 3444/07 (3)	-	(4,228,707)	(4,228,707)
Tier II capital	24,995,582	30,866,449	30,866,449
Total gains/losses of adjustments to fair value in available for sale and derivatives - CMN Resolution 3444/07 (3)	-	4,228,707	4,228,707
Subordinated debt (4)	24,995,582	26,637,742	26,637,742
Deduction of instruments for funding - CMN Resolution 3444/07 (3)	-	(128,153)	(128,153)
Capital (a)	95,803,663	96,625,330	96,933,658
- Credit risk	526,108,312	508,590,459	503,135,606
- Market risk	27,333,949	65,807,466	66,188,180
- Operational risk	23,334,834	23,120,659	31,196,694
Risk-weighted assets – RWA (b) (5)	576,777,095	597,518,584	600,520,480
Capital adequacy ratio (a/ b)	16.6%	16.2%	16.1%
Tier I capital	12.3%	11.0%	11.0%
Common equity	12.3%	11.0%	11.0%
Tier II capital	4.3%	5.2%	5.1%

(1)     As of October 2013, capital is calculated as per CMN Resolution 4192/13, which establishes that calculation is based on the “Financial Consolidated”, which excludes non-financial subsidiaries;

(2)     Presented on a consolidated total basis (which includes both our financial and non-financial subsidiaries);

(3)     Criteria used as of October 2013, pursuant to CMN Resolution 4192/13;

(4)     Until September 2013, the amounts are calculated pursuant to CMN Resolution 3444/07 and, as of October 2013, the amounts are calculated pursuant to CMN Resolution 4192/13; and

(5)     For comparison purposes, we adjusted the “Allocation of minimum required capital” from prior periods, given that we now report the portions relating to “Risk weighted asset – RWA.

            77     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Required Reference Equity (PRE)

Below is the evolution of the capital requirement to the Financial Consolidated and Economic Financial Consolidated under a standardized approach:

Capital Requirement	R$ thousand
	2013	2012
	December 31,	December 31,
	Financial	Financial	Economic Financial
Credit risk	57,871,914	55,944,948	55,344,917
Credit Operations (Non-Retail)	15,932,181	15,940,168	15,932,384
Credit Operations (Retail)	10,483,749	8,929,333	8,945,508
Guarantees	6,602,608	6,519,906	6,532,168
Tax credits	4,474,824	2,747,459	3,066,672
Credit Commitments	2,621,578	3,193,206	3,223,827
Securities, Derivatives and Interbank Investments	7,853,088	8,114,297	9,506,015
Other assets	9,903,886	10,500,579	8,138,343
Market Risk (1)	3,006,734	7,238,821	7,280,700
Fixed-rate in Reais	1,600,636	2,004,700	2,004,700
Foreign Currency Coupon	556,159	1,366,498	1,366,498
Price Index Coupon	644,443	2,999,787	2,999,787
Shares	73,587	47,921	47,921
Commodities	28,229	12,711	12,711
Exposure to Gold, Foreign Currencies and Exchange(2)	795,749	807,204	849,083
Operational Risk	2,566,832	2,543,271	3,431,635
Corporate Finances	101,136	77,129	77,129
Trading and Sales	509,347	730,774	730,774
Retail	502,376	478,868	478,868
Commercial	831,157	727,380	727,380
Payments and Settlements	366,136	300,673	300,673
Financial Agent Services	137,606	113,059	113,059
Management of Asset	108,805	101,127	101,127
Retail Brokerage	10,269	14,261	14,261
Corporate debt securities	-	-	888,364
Required Reference Equity	63,455,480	65,727,040	66,057,252
Interest Rate Risk in the Banking Portfolio	3,737,893	2,110,607	3,055,582

1-      To calculate the portion concerning Market Risk, capital requirements will be the greater between the amount determined using the internal model or 90% the standard model, according to Bacen Circular Letter 3646/13; and

2-        In accordance with Bacen Circular Letter 3641/13, capital requirements are needed only if value of exposure to gold, foreign currency and assets and liabilities subject to exchange variations is above 2% of Capital.

The Organization ended the year of 2013 with Required Reference Shareholders’ Equity (PRE) of R$ 63,445,480 thousand in the Consolidated Financial, a decrease of R$ 2,281,564 thousand (-3.5%) from 2012.

The capital requirement for credit risk increased by R$ 1,926,964 thousand (+3.4%), mainly due to increases in capital requirement and loan operation (retail and tax credits). To calculate the portion of market risk, the internal model prevailed against the standard model in December 2012. The capital requirements decreased by R$ 4,232,087 thousand (-58.5%), mainly due to decreased exposure to Interest Rate Coupon price index. Capital requirement for operational risk amounts to R$2,566,832 thousand, up R$ 23,559 thousand (+0.9%). Capital requirement for interest rate risk in the Banking Portfolio was R$3,737,983 thousand.

Bradesco 78

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Follow-up of Basel Index and Margin

The Capital Adequacy Ratio is an indicator defined by the International Basel Committee on Banking Supervision which recommends that there be an 8% minimum ratio between capital and assets weighted by risk. In Brazil, the current minimum required ratio is 11% for Capital, 5.5% for Tier I Capital and 4.5% for Common Equity Tier 1, according to effective regulations (Resolution 4,192/13 and 3,477/09).

	R$ thousand
	December 31, 2013	December 31, 2012
	Financial	Financial	Economic Financial
Total Capital	95,803,662	96,625,330	96,933,658
Tier I	70,808,080	65,887,034	66,195,364
Common Equity Tier I	70,808,080	65,887,034	66,195,364
Total Capital Requirement	63,445,480	65,727,040	66,057,252
Margin (Capital Buffer)	32,358,182	30,898,290	30,876,406
Capital Adequacy Ratio	16.6%	16.2%	16.1%

According to Central Bank, the Capital Adequacy Ratio (Basel) for the Consolidated Financial as of December 2013 was 16.6%, of which 12.3% fell under Tier I Capital / Common Equity Tier 1. Margin amounted to R$32,358,182 thousand, which enables an increase of up to R$346,912,590 thousand in loan operations (Retail).

Basel III

The Basel Committee on Banking Supervision introduced a series of changes in the regulatory structure, including reviews on definition of capital, expansion of the risk scope, introduction of leverage and liquidity indexes. These changes aim to increase the quality and the quantity of the financial institutions’ capital, enhancing the resilience of the financial systems and reducing the risks arising from possible banking crisis to the economy.

Based on Basel III rules issued by Central Bank in March and October 2013, which include the definition of capital and the expansion of risk scope and will be gradually implemented up to 2019, below is the simulation based on strategic assumptions for the Consolidated Financial, considering the full compliance with the rules, i.e., anticipating all the impacts expected throughout the implementation schedule, according to CMN Resolution 4192/13.

            79     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Basel III – Impact Study

3.6.  Insurance risk/subscription

Insurance risk is risk transferred by an insurance contract if loss events may occur in the future and there is uncertainty over the amount of damages resulting from such loss events. Within insurance risk, there is also underwriting risk, which arises from an adverse economic situation not matching the Organization's expectations at the time of drafting its underwriting policy in relation to uncertainties over defining actuarial premises or technical reserves and calculating insurance premiums. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Organization's estimates.

Underwriting risk is managed by our technical areas. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of our technical areas is to develop an internal model for calculating additional capital based on underwriting risk.

The management process seeks to diversify insurance operations, aimed at excellence by balancing the portfolio, and is supported by the grouping of risks with similar characteristics, in order to reduce the impact of isolated risks.

Uncertainties over estimated future claim payments

Claims are accrued as they occur. The organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion of these claims relate to provisions for incurred but unreported claims (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

Bradesco 80

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Asset and liability management (ALM)

The organization periodically analyzes flows of assets and liabilities held in portfolio (ALM - Asset Liability Management). The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its participants and insured persons.

Risk management by product

Monitoring the insurance contract portfolio enables us to track and adjust tariffs practiced, as well as assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, (ii) algorithm checks and corporate system notifications (underwriting, issuance and claims).

Credit risk

Credit risk consists of the possible incurrence of losses associated with non-performance, by the borrower or its counterparty, of its respective financial obligations according to agreed terms, with credit agreement devaluation derived from the deteriorated risk classification of the borrower, and other values related to any non-performance of financial obligations by the counterparty.

Reinsurance policy

Insurance companies may be conservative and selective when choosing their partners, credit risk is obviously involved in purchasing reinsurance. However, in Brazil this risk is relatively mitigated due to the existing legal and regulatory rules, since insurers must operate with reinsurers registered with SUSEP, and are classified as local, admitted or occasional. Reinsurers classified as admitted and occasional, headquartered abroad, must meet specific minimum requirements set forth in current legislation.

Policy for purchasing reinsurance and approval of reinsurers parties to their contracts are within the purview of the executive board, which, in addition to the minimum legal requirements and regulations, follows certain other parameters when choosing these partners, thus minimizing credit risk inherent to these transactions, such as requiring a minimum rating of A- from S&P – Standard & Poor´s (or equivalent) and shareholder equity consistent with amounts transferred. Another important aspect of purchasing reinsurance is the fact that the Organization aims to work within its contractual capacity, thereby avoiding frequent purchase of coverage for facultative contracts and higher exposures to credit risk.

Premium transferred for reinsurance is relatively small in relation to total premium written; note that almost all casualty portfolios, except automotive, are hedged by reinsurance and in most cases a combination of proportional and non-proportional plans by risk and/or by event.

Currently, most automatic contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. (IRB-Brasil). Some admitted reinsurers participate with lower individual percentages, but all have a minimum capital and rating higher than the minimum established by the Brazilian legislation, which reduces our credit risk in management's judgment.

Managing credit risk

Credit-risk management in the Organization is a continuous and evolutional process for performing the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that require a high level of discipline and control of operation analyses to preserve the integrity and independence of processes.

            81     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk management includes monitoring exposure to credit risk of individual counterparties in relation to credit ratings placed by risk rating agencies such as Fitch Ratings, Standard & Poor's, or Moody's.

As noted above, credit risk is managed on the corporate level using structured, independent internal procedures based on proprietary documentation and reports, duly assessed by the risk management structures of Organization, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Regarding reinsurance operations, the Organization purchases reinsurance operations with a restricted group of reinsurers being given to IRB-Brasil the leadership of their contracts and all automatic optional contracts. According to the rating agencies provided in Brazilian law, such reinsurers have their credit risk classificated as low and IRB-Brasil classification, issued by A.M.Best, is A-.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured is low, since in some cases coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Organization is exposed to concentration risk with individual reinsurers, due to the nature of the reinsurance market and the strict range of reinsurers that have acceptable credit ratings. The Organization’s policy for managing exposure of its counterparties to reinsurance is to restrict the reinsurers that may be used, and to regularly assess the impact of reinsurer default.

Property insurance

Property insurance risk results from:

•       Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;

•       Unpredictable claims arising from an isolated risk;

•       Inaccurate pricing or inadequate underwriting of risks;

•       Inadequate reinsurance policies or risk transfer techniques; and

•       Insufficient or excessive technical provisions.

The nature of the insurance underwritten generally is of short duration.

The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The risks inherent to the main property insurance business lines are summarized as follows:

•       Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle and third-party liability insurance for vehicles; and

•       Business, home and miscellaneous insurance includes, among other things, fire risks (e.g.: fire, explosion and business interruption), natural hazards (e.g.: earthquakes, storms and floods), engineering lines (e.g.: explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

Bradesco 82

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Property insurance risk management

The Organization monitors and evaluates risk exposure, being responsible for the development, implementation and revision of guidelines related to underwriting, treatment of claims, reinsurance and constitution of technical provisions. The implementation of these guidelines and the management of these risks are supported by the technical departments of each risk area.

The Technical Departments have developed mechanisms, i.e. risk grouping by CPF, CNPJ and risky addresses, that identify, quantify and manage accumulated exposures in order to keep them within the limits defined by the internal guidelines.

Life-insurance and private-pension plans

Life-insurance and private-pension plans are long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, expenses, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated to life insurance and private pension plans include:

•       Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;

•       Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;

•       Group life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and

•       Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

Life-insurance and private-pension-plan risk management

•       The Organization monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting, processing claims, and technical reserves for insurance purposes. Implementation of these policies and management of these risks are supported by our technical areas;

•       The technical areas have developed mechanisms, such as analysis of possible accumulation of risks based on monthly reports that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;

•       Longevity risks are carefully monitored in relation to the most recent data and to the trends of the environment in which the Organization and its subsidiaries and associated companies operate. Management monitors exposure to this risk and the capital implications to manage the possible impacts, as well as to obtain the capital that the businesses may require. The adminstration adopts for calculating ways to predict and thus be covered with possible impacts generated by the improvement in life expectancy of the insured/assisted population;

            83     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Risks of mortality and morbidity are mitigated through reinsurance cession in catastrophe;

•       Persistence risks are managed through frequent monitoring of the experience when compared to market information. Management also defines rules on the management of persistence to monitor and implement specific initiatives to improve the renewal of policies that expire; and

•       The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

Health Insurance

Risks associated with health insurance:

•       Variations in cause, frequency and severity of indemnities of claims related to expectations;

•       Unforeseen claims resulting from isolated risk;

•       Incorrect pricing or inadequate subscription of risks; and

•       Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flow (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Management of health-insurance risk

•       Organization monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the technical areas;

•       The technical areas have developed mechanisms that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies;

•       Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Organization operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs;

•       Persistency risk is managed through the frequent management of the Insurer’s experience in comparison with market information. Management also establishes guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary to improve retention of policies that can prescribe;

•       The risk of elevated expenses is mainly monitored in order to evaluate the profitability of business units and to frequently monitor expense levels; and

•       Interest-rate risk is monitored as a part of market risk.

Bradesco 84

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life Insurance with Survival and Welfare Coverage and Individual Life Insurance

Results of sensitivity analysis

Some of the test results are presented below. For each sensitivity scenario, we show the impact on the Organization’s bottom line of a reasonable and possible change in just one factor. We stress, there are no significant exchange rate risks in the insurance operations.

Sensitivity factor	Description of sensitivity factor applied
Interest rate	Effect of lowering the risk free forward yield curve rate
Loss events	Impact on the business of increased loss events and claims
Longevity	Impact of an improved survival estimates on annuity contracts
Conversion to income	Impact on annuity contracts of a higher rate of conversion to income

The sensitivity analysis was performed considering the same basis of the LAT test with variation in the assumptions listed below:

	R$ thousand
	December 31, 2013
	Interest rate	Longevity	Conversion to income
Impact on results and shareholders’ equity after taxes and contributions (%)	(5%)	0.002%	5%
PGBL and VGBL (contributing period)	(191,553)	(31,244)	(5,930)
Tradicional plans (contributing period)	(108,134)	(17,494)	(9,956)
All plans(retirement benefit period)	(85,499)	(23,628)	-
Individual life	(8,196)	11,046	-
Total	(393,382)	(61,320)	(15,886)

The scenario was also applied for individual life insurance considering the variations noted above and was not identified any additional value in addition of those already constituted that could affect the shareholders’ equity and results of the year.

Damages, life and health insurance

For damages, life and health insurance, the table below shows the impact on income and shareholders’ equity if loss events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

		R$ thousand
	Gross reinsurance		Net reinsurance
	December 31		December 31
	2013	2012	2013	2012
Auto	(18,634)	(18,330)	(18,634)	(18,330)
RE (Elementary branch)	(7,840)	(6,672)	(6,676)	(5,088)
Life	20,741	(18,017)	20,604	(17,934)
Health	(58,234)	(46,194)	(58,234)	(46,194)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear, greater or lesser impacts should not be interpolated or extrapolated from these results.

            85     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity analyses do not take account of the fact that assets and liabilities are managed and controlled. Additionally, the Organization’s  financial position may vary on the occasion of any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of sensitivity analyses include the use of hypothetical market trends to show potential risk, which only poses Managements views of possible changes affecting markets in the near future in ways that cannot be predicted with any certainty, as well as the premise that all interest rates vary in the same way.

Risk concentration

Potential exposures are monitored by analyzing concentration in certain type of insurance. The table below shows risk concentration by type of insurance (except health), based on net premiums, net of reinsurance:

Net premiums written by type of insurance, net of reinsurance	R$ thousand
	December 31
	2013	2012
Auto	3,068,620	3,063,941
RE (Elementary branch)	1,361,584	1,040,685
Life insurance	4,401,497	3,910,500
VGBL	18,722,928	17,596,738
PGBL	1,973,394	1,932,090
Traditional	1,610,780	1,341,189

In the health sector, around 88.42% of production is represented by corporate contracts. The risks related to these contracts are minimized by constant revisions of the actuarial balance that is applied in the renewal thereof, or even during the term when contributions are required. Although 11.58% of production is represented by individual contracts, the risk related to occurrence of losses vis-à-vis pricing – which in these products is indicated by the ANS – is minimized by the establishment of a technical provision.

4)     Estimates and judgments

The Organization makes estimates and assumptions that affect the report amounts of assets and liabilities within the next financial year. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based on the historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and assumptions that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from those established by these estimates and premises.

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Bradesco 86

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. By contrast, for instruments classified as level 3, we have to input a significant amount of our own judgment in arriving at fair value measurements. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.

Impairment of financial assets available for sale

We determine that financial assets available for sale are impaired when there has been a significant or prolonged decline in the fair value below its cost (see note 2(e)(viii)(b)). This determination of what is significant or prolonged requires judgment. In making this judgment, the Organization evaluates, among other factors, the volatility in share price, where such variations involve equity securities.

In addition, valuations are obtained through market prices or valuation models that require the use of certain assumptions or judgments to estimate fair value.

Allowance for impairment on loans and advances

Periodically, the Organization reviews its portfolio of loans and advances evaluating the estimated loss on the impairment of its operations.

The determination of the amount of the allowance for impairment, by its nature, requires judgments and uses assumptions regarding the loan portfolio, both on a portfolio basis and on an individual basis. When we review our loan portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements.

Additional factors that can affect our determination of the allowance for impairment include:

•       General economic conditions and conditions in the relevant industry;

•       Past experience with the relevant debtor or industry, including recent loss experience;

•       Credit quality trends;

•       Amounts of loan collateral;

•       The volume, composition and growth of our loan portfolio;

•       The Brazilian government's monetary policy; and

•       Any delays in the receipt of information needed to evaluate loans or to confirm existing credit deterioration.

The Organization uses models to assist analysis of the loan portfolio and in determining what impairment should be made. It applies statistical loss factors and other risk indicators to loan pools with similar risk characteristics in arriving at an estimate of incurred losses in the portfolio to calculate the models. Although the models are frequently revised and improved, they are by nature dependent on judgment of the information and estimates. In addition, the volatility of the Brazilian economy is one of the factors that may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for impairment may not be indicative of future charge-offs.

            87     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the allowance. In this assessment an increase in 10% of the PD on December 31, 2013, would have increased the allowance for impairment by R$ 286,964 thousand. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining the allowance for loan losses.

The process to determine the level of provision for losses on impairment requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

Impairment of goodwill

The Organization has to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination both of which requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

Income tax

The determination of the amount of our income-tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes of. Our assessment of the possibility that a deferred tax assets could be realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The realization of deferred tax assets is subject to changes in future tax rates and developments in our strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. This monitoring may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 17.

Bradesco 88

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(p). These benefits are computed using assumptions of mortality, morbidity, lapse, investment performance, inflation and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

5)     Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, leasing, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and capitalization bonds through its subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following information regarding the segments was prepared based on reports provided to our key management to evaluate performance and make decisions related to the allocation of funds for investments and other purposes. Our key management uses a range of information, including financial, which is in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to oerate by the Central Bank, and non-financial information measured on different bases.

The main assumptions for segment of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

            89     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Information by operating segment, reviewed by the Organization and corresponding to the years 2013, 2012 and 2011, is shown below:

	R$ thousand
	Year ended December 31, 2013
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	41,600,095	5,589,989	2,110,399	49,300,483
Net fee and commission income	15,639,215	1,264,869	(2,404,402)	14,499,682
Net gains/(losses) on financial instruments classified as held for trading	(4,073,466)	(1,914,579)	197,956	(5,790,089)
Net gains/(losses)on financial instruments classified as available for sale	(3,880,575)	(2,526,016)	305,809	(6,100,782)
Net gains/(losses) of foreign exchange operations	(1,120,880)	-	27,283	(1,093,597)
Income from insurance and pension plans	-	6,932,616	1,064	6,933,680
Operating income/(loss)	(9,074,921)	2,492,021	532,112	(6,050,788)
Impairment of loans and advances	(9,731,376)	-	107,506	(9,623,870)
Personnel expenses	(11,200,617)	(1,092,479)	(61,322)	(12,354,418)
Other administrative expenses	(12,068,420)	(1,102,065)	1,018,948	(12,151,537)
Depreciation and amortization	(2,625,748)	(180,381)	65,299	(2,740,830)
Other operating income/(expenses)	(6,156,686)	(966,999)	(498,555)	(7,622,240)
Operating expense	(41,782,847)	(3,341,924)	631,876	(44,492,895)
Income before income taxes and equity in the earnings of associates	6,381,542	6,004,955	869,985	13,256,482
Equity in the earnings of associates	1,031,280	31,151	256	1,062,687
Income before income taxes	7,412,822	6,036,106	870,241	14,319,169
Income tax and social contribution	789,516	(2,253,451)	(369,096)	(1,833,031)
Net income for the year	8,202,338	3,782,655	501,145	12,486,138
Attributable to controlling shareholders	8,195,099	3,692,531	508,290	12,395,920
Attributable to non-controlling interest	7,239	90,124	(7,145)	90,218
Total assets	768,059,393	160,295,583	(90,053,362)	838,301,614
Investments in associated companies	2,254,356	1,068,210	70,281	3,392,847
Total liabilities	696,187,324	143,112,952	(73,101,588)	766,198,688

Bradesco90

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2012 (Restated)
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	39,181,426	3,124,512	1,079,785	43,385,723
Net fee and commission income	13,885,450	1,233,278	(2,397,988)	12,720,740
Net gains/(losses) on financial instruments classified as held for trading	1,095,588	(6,689)	1,021,213	2,110,112
Net gains/(losses)on financial instruments classified as available for sale	(455,476)	2,418,373	(66,923)	1,895,974
Net gains/(losses) of foreign exchange operations	(1,589,833)	-	502,238	(1,087,595)
Income from insurance and pension plans	-	1,411,996	1,020	1,413,016
Operating income/(loss)	(949,721)	3,823,680	1,457,548	4,331,507
Impairment of loans and advances	(10,925,404)	-	(525,979)	(11,451,383)
Personnel expenses	(10,586,643)	(1,017,702)	45,343	(11,559,002)
Other administrative expenses	(11,592,512)	(932,226)	720,749	(11,803,989)
Depreciation and amortization	(1,459,721)	(114,214)	(914,247)	(2,488,182)
Other operating income/(expenses)	(10,350,581)	(375,446)	2,051,849	(8,674,178)
Operating expense	(44,914,861)	(2,439,588)	1,377,715	(45,976,734)
Income before income taxes and equity in the earnings of associates	7,202,294	5,741,882	1,517,060	14,461,236
Equity in the earnings of associates	752,353	108,302	119,557	980,212
Income before income taxes	7,954,647	5,850,184	1,636,617	15,441,448
Income tax and social contribution	(273,930)	(2,196,399)	(1,619,425)	(4,089,754)
Net income for the year	7,680,717	3,653,785	17,192	11,351,694
Attributable to controlling shareholders	7,672,233	3,591,743	27,594	11,291,570
Attributable to non-controlling interest	8,484	62,042	(10,402)	60,124
Total assets	750,410,472	153,695,571	(104,565,419)	799,540,624
Investments in associated companies	1,587,922	1,089,644	443,820	3,121,386
Total liabilities	679,490,290	133,940,353	(85,236,409)	728,194,234

            91     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2011 (Restated)
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	31,379,722	3,274,715	733,884	35,388,321
Net fee and commission income	11,989,868	1,079,597	(2,171,206)	10,898,259
Net gains/(losses) on financial instruments classified as held for trading	779,332	(1,300)	(1,386,303)	(608,271)
Net gains/(losses)on financial instruments classified as available for sale	(25,022)	213,520	176,804	365,302
Net gains/(losses) of foreign exchange operations	1,043,896	-	1,581,920	2,625,816
Income from insurance and pension plans	-	3,075,318	857	3,076,175
Operating income	1,798,206	3,287,538	373,278	5,459,022
Impairment of loans and advances	(9,275,421)	-	1,036,063	(8,239,358)
Personnel expenses	(10,082,575)	(950,749)	(61,470)	(11,094,794)
Other administrative expenses	(10,805,456)	(1,051,456)	476,642	(11,380,270)
Depreciation and amortization	(1,615,437)	(77,828)	(424,401)	(2,117,666)
Other operating income/(expenses)	(4,933,149)	(481,628)	308,685	(5,106,092)
Operating expense	(36,712,038)	(2,561,661)	1,335,519	(37,938,180)
Income before income taxes and equity in the earnings of associates	8,455,758	5,080,189	271,475	13,807,422
Equity in the earnings of associates	585,281	100,103	118,436	803,820
Income before income taxes	9,041,039	5,180,292	389,911	14,611,242
Income tax and social contribution	(1,305,702)	(1,850,139)	(365,959)	(3,521,800)
Net income for the year	7,735,337	3,330,153	23,952	11,089,442
Attributable to controlling shareholders	7,724,917	3,201,449	31,688	10,958,054
Attributable to non-controlling interest	10,420	128,704	(7,736)	131,388
Total assets	657,903,426	123,867,399	(60,804,236)	720,966,589
Investments in associated companies	1,338,976	1,051,490	334,255	2,724,721
Total liabilities	602,191,149	109,511,404	(50,118,058)	661,584,495

(1)       Other operation represents less than 1% of total assets/liabilities and the net income for the year.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2013, we have a branch in New York, and two branches in Grand Cayman, mainly to complement our banking services and assistance in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Bradesco Services Co., Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% or more of the Organization’s income in the period of 2013, 2012 and 2011.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

Bradesco 92

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Interest and similar income
Loans and advances to banks	8,899,968	6,791,429	9,168,583
Loans and advances to customers:
- Loan operations	48,961,763	47,382,917	43,791,578
- Leasing transactions	683,657	1,080,916	1,489,851
Financial assets:
- For trading	7,872,493	7,816,181	9,070,609
- Available for sale	7,740,512	6,434,573	3,373,070
- Held to maturity	603,768	589,835	360,835
Pledged as collateral	12,770,916	9,090,234	8,744,459
Compulsory deposits with the Central Bank	3,110,877	3,808,229	6,112,337
Other financial interest income	38,671	37,540	40,774
Total	90,682,625	83,031,854	82,152,096

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(63,268)	(48,529)	(46,655)
- Funding in the open market	(16,671,777)	(11,758,260)	(14,001,786)
- Borrowings and onlending	(1,937,991)	(2,349,470)	(5,775,844)
Deposits from customers:
- Savings accounts	(4,112,323)	(3,623,935)	(3,754,755)
- Time deposits	(5,828,956)	(7,555,947)	(11,201,087)
Funds from securities issued	(3,646,584)	(3,439,688)	(2,490,536)
Subordinated debt	(3,132,915)	(2,884,331)	(2,787,681)
Technical insurance and pension plans	(5,988,328)	(7,985,971)	(6,705,431)
Total	(41,382,142)	(39,646,131)	(46,763,775)

Net interest income	49,300,483	43,385,723	35,388,321

            93     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Fee and commission income
Credit cards	4,871,774	4,002,174	3,440,033
Current accounts	3,601,736	3,237,888	2,780,806
Collections	1,471,005	1,301,843	1,204,277
Guarantees	920,433	776,684	614,926
Fund management	838,320	842,767	787,921
Consortium management	722,462	613,234	526,562
Custody and brokerage services	510,785	482,883	419,872
Collection of taxes, utility bills and similar	352,928	318,495	312,064
Interbank fee	46,672	31,250	27,802
Other	1,199,608	1,149,913	817,974
Total	14,535,723	12,757,131	10,932,237

Fee and commission expenses
Financial system services	(36,041)	(36,391)	(33,978)
Total	(36,041)	(36,391)	(33,978)

Net fee and commission income	14,499,682	12,720,740	10,898,259

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Fixed income securities	(4,344,885)	4,027,119	1,432,918
Derivative financial instruments	(1,842,833)	(2,303,169)	(1,474,927)
Variable income securities	397,629	386,162	(566,262)
Total	(5,790,089)	2,110,112	(608,271)

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Year ended December
	2013	2012 (Restated)	2011 (Restated)
Fixed income securities (1)	(5,821,894)	2,761,028	(14,368)
Variable income securities (2)	(468,754)	(982,738)	252,974
Dividends received	189,866	117,684	126,696
Total	(6,100,782)	1,895,974	365,302

(1)    In 2013, includes the effect of the sell of  of the securities described in the footnote 5 on the statements of the equity totaling R$ 6,117,649 thousand; and

(2)    Includes  impairment losses of R$ 402,085 thousand in 2013 and R$ 1,170,038 thousand in 2012.

10)  Net gains/(losses) of foreign currency transactions

Net gains and losses of foreign currency transactions basically represent the gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

Bradesco 94

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Income from insurance and pension plans

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Premiums written	42,226,410	37,899,360	32,136,300
Supplemental pension plan contributions	3,584,290	3,273,485	3,061,682
Coinsurance premiums ceded	(154,125)	(198,281)	(190,724)
Premiums returned	(543,779)	(500,468)	(418,791)
Net premiums	45,112,796	40,474,096	34,588,467
Reinsurance premiums	(225,581)	(297,351)	(272,924)
Premiums retained from insurance and pension plans	44,887,215	40,176,745	34,315,543

Changes in the provision for insurance	(18,737,974)	(19,975,166)	(15,453,221)
Changes in the provision for private pension plans	(1,263,833)	(3,350,935)	(2,759,184)
Changes in the insurance technical provisions and pension plans	(20,001,807)	(23,326,101)	(18,212,405)

Reported indemnities	(15,448,699)	(13,311,414)	(11,975,875)
Claims expenses	(295,432)	(142,206)	(155,519)
Recovery of ceded coinsurance	49,011	132,065	217,943
Recovery of reinsurance	194,185	292,659	138,154
Salvage recoveries	246,751	229,207	209,340
Changes in the IBNR provision	(230,507)	(324,144)	397,345
Retained claims	(15,484,691)	(13,123,833)	(11,168,612)

Commissions on premiums	(1,630,312)	(1,535,764)	(1,343,695)
Recovery of commissions	16,896	21,794	34,386
Fees	(828,659)	(730,423)	(441,965)
Brokerage expenses - private pension plans	(246,443)	(199,358)	(190,035)
Changes in deferred commissions	221,481	129,956	82,958
Selling expenses for insurance and pension plans	(2,467,037)	(2,313,795)	(1,858,351)

Income from insurance and pension plans	6,933,680	1,413,016	3,076,175

12)  Impairment of loans and advances

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Loans and advances:
Impairment losses	(14,202,896)	(15,332,059)	(12,125,609)
Recovery of credits charged-off as loss	3,640,014	2,986,639	2,788,806
Reversal of impairment	939,012	894,037	1,097,445
Total	(9,623,870)	(11,451,383)	(8,239,358)

            95     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Salaries	(5,654,705)	(5,350,695)	(4,845,061)
Benefits	(2,572,877)	(2,415,768)	(2,204,787)
Social charges	(2,194,667)	(2,065,325)	(1,827,618)
Employee profit sharing	(1,094,204)	(1,012,986)	(928,169)
Provision for labor disputes	(719,003)	(588,858)	(1,133,643)
Training	(118,962)	(125,370)	(155,516)
Total	(12,354,418)	(11,559,002)	(11,094,794)

14)  Other administrative expenses

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Third party services	(3,722,757)	(3,458,649)	(3,664,248)
Communications	(1,480,119)	(1,557,453)	(1,514,046)
Data processing	(1,072,253)	(917,522)	(871,662)
Transportation	(811,428)	(850,504)	(760,219)
Rent	(782,179)	(740,219)	(768,792)
Financial system	(732,520)	(657,271)	(538,041)
Advertising, promotions and public relations	(708,476)	(714,473)	(631,555)
Maintenance and conservation of assets	(608,501)	(559,713)	(512,851)
Security and surveillance	(492,060)	(425,464)	(370,212)
Materials	(299,152)	(313,341)	(295,145)
Advances to FGC (Deposit Guarantee Association)	(296,618)	(290,702)	(331,466)
Water, electricity and gas	(220,785)	(249,886)	(224,152)
Travel	(132,359)	(133,856)	(157,227)
Other	(792,330)	(934,936)	(740,654)
Total	(12,151,537)	(11,803,989)	(11,380,270)

15)  Depreciation and amortization

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Amortization expenses	(1,722,591)	(1,452,947)	(1,128,505)
Depreciation expenses	(1,018,239)	(1,035,235)	(989,161)
Total	(2,740,830)	(2,488,182)	(2,117,666)

Bradesco 96

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Expenses with taxes other than income tax	(3,749,328)	(3,800,303)	(3,481,782)
Expenses of contingencies	(1,101,059)	(788,992)	(1,254,214)
Changes in monetary liabilities	(626,834)	(823,960)	(1,032,018)
Income from sales of non-current assets, investments, and property and equipment, net (1)	(220,400)	584,318	(246,323)
Other (2)	(1,924,619)	(3,845,241)	908,245
Total	(7,622,240)	(8,674,178)	(5,106,092)

(1)    Includes in 2012, gain on sale of Serasa shares of R$ 793,360 thousand; and

(2)    Includes in 2013, (i) the effect of the reversal of provision previously recorded, relating to the adhesion to the tax liability installment and cash payment program, in the amount of R$ 1,949,763 thousand; (ii) impairment losses in the amount of R$ 104,606 thousand (2012 - R$ 581.436 thousand), and in 2011, (ii) includes revenues from tax credits to offset and bargain purchase gain related to the BERJ acquisition.

17)  Income tax and social contribution

a)      Calculation of income tax and social contribution charges

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Income before income tax and social contribution	14,319,169	15,444,672	14,611,242
Total income tax and social contribution charges at rates of 25% and 15%, respectively	(5,727,668)	(6,177,869)	(5,844,497)
Effect of additions and exclusions in the tax calculation:
Equity in results of associated companies	425,075	392,085	321,529
Foreign exchange variations	1,320,106	726,799	956,878
Non-deductible expenses net of non-taxable income	325,697	(503,065)	(428,068)
Interest on equity (paid and payable)	1,289,620	1,304,523	1,173,595
Prior-period tax credits (Note 16(2))	462,270	-	-
Effect of social contribution rate differences (1)	155,517	169,518	153,261
Other	(83,648)	(1,745)	145,502
Income tax and social contribution for the period	(1,833,031)	(4,089,754)	(3,521,800)
Effective rate	12.80%	26.48%	24.10%

(1)  Relates to the differential of rate of social contribution between financial entities (15%) and non financial subsidiaries (9%). See Note 2(w).

            97     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition from income tax and social contribution in the consolidated statement of income

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Current taxes:
Income tax and social contribution due	(5,814,188)	(6,574,502)	(5,207,647)
Deferred taxes:
Addition/realization on temporary differences	1,163,367	2,556,708	1,906,908
Use of initial balances from:
Negative social contribution losses	(130,336)	(151,741)	(120,543)
Income tax loss	(208,823)	(178,052)	(263,747)
Prior-period tax credits
Temporary additions (Note 16(2))	462,270	-	-
Addition on:
Negative social contribution losses	1,181,492	150,667	147,350
Income tax loss	1,513,187	107,166	15,879
Total deferred tax expense	3,981,157	2,484,748	1,685,847
Income tax and social contribution	(1,833,031)	(4,089,754)	(3,521,800)

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2012 (Restated)	Additions	Realization	Balance on December 31, 2013
Provisions of impairment of loans and advances	11,593,783	5,551,441	2,426,744	14,718,480
Provision for contingencies	7,322,501	1,315,488	3,936,431	4,701,558
Adjustment to market value of securities	426,468	306,747	16,401	716,814
Others	1,941,727	1,734,551	903,015	2,773,263
Total tax assets on temporary differences	21,284,479	8,908,227	7,282,591	22,910,115
Income tax and social contribution losses in Brazil and abroad	1,681,009	2,694,680	339,159	4,036,530
Adjustment to market value of available for sale	-	710,311	-	710,311
Social contribution - MP 2158-35 (change in tax law)	140,842	-	645	140,197
Total deferred tax assets (1)	23,106,330	12,313,218	7,622,395	27,797,153
Deferred tax liabilities (1)	8,284,468	368,784	5,717,355	2,935,897
Net deferred taxes (1)	14,821,862	11,944,434	1,905,040	24,861,256

Bradesco 98

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2011 (Restated)	Additions	Realization	Balance on December 31, 2012 (Restated)
Provisions of impairment of loans and advances	10,196,356	6,616,803	5,219,376	11,593,783
Provision for contingencies	6,240,200	1,732,140	649,839	7,322,501
Adjustment to market value of securities	422,259	13,142	8,933	426,468
Others	1,868,956	1,171,065	1,098,294	1,941,727
Total tax assets on temporary differences	18,727,771	9,533,150	6,976,442	21,284,479
Income tax and social contribution losses in Brazil and abroad	1,752,969	257,833	329,793	1,681,009
Social contribution - MP 2158-35 (change in tax law)	144,643	-	3,801	140,842
Total deferred tax assets (1)	20,625,383	9,790,983	7,310,036	23,106,330
Deferred tax liabilities (1)	5,818,682	3,056,677	590,891	8,284,468
Net deferred taxes (1)	14,806,701	6,734,306	6,719,145	14,821,862

 (1)  Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position when related to income taxes levied by the same authority and are related to the same taxable entity, which amount in 2013 was R$ 2,136,074 thousand (2012 – R$ 5,192,801 thousand).

d)      Expected realization of tax assets on temporary differences, income tax and social contribution losses and special social contribution assets

	R$ thousand
	Temporary differences		Income tax and Social contribution losses		Social contribution - MP 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2014	5,334,013	3,152,633	398,718	249,581	33,578	9,168,523
2015	5,402,350	3,182,034	135,628	192,665	522	8,913,199
2016	1,945,199	1,098,517	937,592	550,779	106,097	4,638,184
2017	333,445	183,595	711,014	509,037	-	1,737,091
2018	1,494,352	783,977	17,564	333,952	-	2,629,845
Total	14,509,359	8,400,756	2,200,516	1,836,014	140,197	27,086,842

e)      Deferred tax liabilities

	R$ thousand
	December 31
	2013	2012 (Restated)
Timing differences of depreciation – finance leasing	1,340,059	2,390,590
Adjustment to market values of financial assets	(709,344)	4,300,706
Others	1,594,871	1,593,172
Total	2,225,586	8,284,468

            99     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)       Income tax and social contribution on adjustments recognized directly in equity

				R$ thousand
	December 31, 2013			December 31, 2012 (Restated)			December 31, 2011 (Restated)
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	(12,544,423)	5,014,296	(7,530,127)	7,679,798	(3,061,838)	4,617,960	(763,425)	294,978	(468,447)
Exchange differences on translations of foreign operations	50,839	(20,335)	30,504	46,196	(18,479)	27,717	389	(155)	234
Total	(12,493,584)	4,993,961	(7,499,623)	7,725,994	(3,080,317)	4,645,677	(763,036)	294,823	(468,213)

g)      Taxes to be offset

Refers basically to amount of income tax and social contribution to be offset.

Bradesco 100

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

18)  Earnings per share

a)     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of ordinary and preferred shares outstanding, respectively, as shown in the calculations below:

	Years ended December 31
	2013	2012 (Restated)	2011 (Restated)
Net earnings attributable to the Organization’s ordinary shareholders (R$ thousand)	5,908,906	5,380,105	5,221,168
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	6,487,014	5,911,465	5,736,886
Weighted average number of ordinary shares outstanding (thousands) (1)	2,100,738	2,100,833	2,099,844
Weighted average number of preferred shares outstanding (thousands) (1)	2,096,607	2,098,472	2,097,504
Basic earnings per share attributable to ordinary shareholders of the Organization (in Reais)	2.81	2.56	2.49
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	3.09	2.82	2.74

(1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 11, 2013, the proportion of one new share for every 10 shares held.

b)    Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

19)  Cash and balances with banks

a) Cash and balances with banks

	R$ thousand
	December 31
	2013	2012 (Restated)
Cash in local currency	9,104,904	8,802,438
Cash in foreign currency	2,964,374	3,146,593
Restricted deposits in the Brazilian Central Bank (1)	55,380,989	47,952,418
Others	96	115
Total	67,450,363	59,901,564

(1)   Compulsory deposits in the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

            101     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Cash and cash equivalents

	R$ thousand
	December 31
	2013	2012 (Restated)
Cash in local currency	9,104,904	8,802,438
Cash in foreign currency	2,964,374	3,146,593
Short-term interbank investments (1)	105,628,613	35,478,051
Others	96	115
Total	117,697,987	47,427,197

(1)   Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value.

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	December 31
	2013	2012 (Restated)
Financial assets
Brazilian government securities	46,847,468	46,014,522
Corporate debt and marketable equity securities	17,886,442	36,221,243
Bank debt securities	20,187,824	18,485,686
Mutual funds	8,426,678	7,650,252
Foreign governments securities	235,083	244,168
Derivative financial instruments	2,509,028	3,222,631
Total	96,092,523	111,838,502

Maturity

	R$ thousand
	December 31
	2013	2012 (Restated)
Maturity of up to one year	44,330,402	36,067,001
Maturity of one to five years	30,456,366	40,734,189
Maturity of five to 10 years	8,451,946	22,517,238
Maturity of over 10 years	1,873,448	1,108,947
No stated maturity	10,980,361	11,411,127
Total	96,092,523	111,838,502

Financial instruments provided as collateral and classified as "held for trading”, totaled R$ 2,924,653  thousand and R$ 8,609,468 thousand in 2013 and 2012, respectively, as disclosed in Note 23 "Assets Pledged as Collateral”.

The Organization in 2013 maintained a total of R$ 2,096,222 thousand (2012 – R$ 2,187,031 thousand) pledged as a guarantee of liabilities.

Bradesco 102

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Unrealized gains/(losses) included in securities and trading securities totaled (R$ 60,919 thousand in 2013) (2012 – R$ 392,100 thousand and 2011 – R$ 31,025 thousand). Net variation in unrealized gains/ (losses) from securities and trading securities totaled R$ (453,019) thousand in 2013 (2012 –R$ 361,075 thousand).

b) Financial liabilities held for trading

	R$ thousand
	December 31
	2013	2012 (Restated)
Derivative financial instruments	1,826,382	4,049,982
Total	1,826,382	4,049,982

c) Derivative financial instruments

The Organization enters into operations involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (BM&FBovespa).

(i)    Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations thereof (i.e. foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Organization’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

 (ii)  Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Organization and a customer. The Organization is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii)  Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

            103     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iv)  Forward operations

A forward operation is a contract of purchase or sale, of a share, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	December 31		December 31
	2013	2012 (Restated)	2013	2012 (Restated)
Futures contracts
• Interest rate futures
Purchases	83,661,033	130,181,209	10,561	10,494
Sales	188,121,164	441,870,992	(17,729)	(26,986)
• In foreign currency
Purchases	24,688,862	3,804,690	-	-
Sales	37,322,798	30,645,872	-	-
• Others
Purchases	83,149	25,963	-	-
Sales	115,569	1,336,588	-	-

Options
• Interest rates
Purchases	180,586,642	61,765,403	132,249	184,358
Sales	204,049,725	79,976,227	(153,479)	(139,680)
• In foreign currency
Purchases	1,211,870	536,505	15,244	2,555
Sales	2,902,599	347,040	(67,746)	(3,743)
• Others
Purchases	436,698	695,710	544	15,283
Sales	1,567,633	662,970	(949)	(15,322)

Forward operations
• In foreign currency
Purchases	9,185,195	20,068,292	444,194	290,016
Sales	8,192,634	8,314,349	(268,385)	(847,890)
• Others
Purchases	216,420	411,994	86,124	1,768,413
Sales	221,819	1,396,530	(193,883)	(1,762,143)

Swap contracts
• Asset position
Interest rate swaps	37,923,123	15,140,812	1,429,104	356,414
Currency swaps	25,131,705	21,030,812	391,008	595,098
• Liability position
Interest rate swaps	36,946,126	14,946,865	(599,973)	(773,255)
Currency swaps	25,412,799	21,527,465	(524,237)	(480,963)

Bradesco 104

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

The Organization has the following economic hedging operations, however, as mentioned in Note 2(e) (iii), these do not qualify for hedge accounting:

Fair-value hedge of interest-rate risk

The Organization uses interest-rate swaps to protect its exposure to changes in the fair value of its fixed income issuances and certain loans and advances. The interest rate swaps are matched with specific issuances or fixed-income loans.

Cash-flow hedge of debt securities issued in foreign currency

The Organization uses interest-rate swaps in foreign currencies to protect itself against exchange and interest-rate risks arising from the issuance of floating rate debt securities denominated in foreign currencies. The cash flows of foreign-currency interest-rate swaps are compatible with the cash flows of the floating rate debt securities.

Hedge of net foreign investments

The Organization uses a combination of forward exchange contracts and foreign currency denominated debt to mitigate the exchange-rate risk of its net investments in subsidiaries abroad.

The fair value of forward contracts used to protect the net investments in foreign subsidiaries is shown in the previous table. Foreign currency denominated debts used to protect net investments of the Organization in subsidiaries abroad have a fair value equal to its carrying amount and are included in funds from securities issuances (Note 33).

Other derivatives designated as hedges

The Organization uses this category of instruments to manage its exposure to currency, interest rate, equity market and credit risks. Instruments used include interest-rate swaps, interest-rate swaps in foreign currency, forward contracts, futures, options, credit swaps and stock swaps. The fair value of these derivatives is shown in the previous table.

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

            105     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The reference and/or contractual values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization especially to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments is recognized in “Net gains and losses of financial assets held for trading”, in the consolidated statement of income.

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	29,812,137	359,478	(1,185,930)	28,985,685
Corporate debt securities	31,482,436	238,463	(662,543)	31,058,356
Bank debt securities	1,916,044	34,877	(101,634)	1,849,287
Brazilian sovereign bonds	52,524	12,212	(150)	64,586
Marketable equity securities and other stocks	5,790,564	465,790	(375,857)	5,880,497
Balance on December 31, 2013	69,053,705	1,110,820	(2,326,114)	67,838,411

Brazilian government securities	55,637,691	8,328,123	(348)	63,965,466
Corporate debt securities	10,150,772	985,321	(240,794)	10,895,299
Bank debt securities	793,651	133,296	(64,026)	862,921
Brazilian sovereign bonds	239,105	76,362	(41,691)	273,776
Marketable equity securities and other stocks	5,270,733	790,624	(536,689)	5,524,668
Balance on December 31, 2012 (Restated)	72,091,952	10,313,726	(883,548)	81,522,130

Maturity

	R$ thousand
	December 31, 2013		December 31, 2012 (Restated)
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	10,060,271	10,053,730	19,603,010	19,622,996
From 1 to 5 years	16,106,928	15,854,096	9,862,844	10,984,233
From 5 to 10 years	24,289,250	23,553,929	26,134,955	29,633,449
Over 10 years	12,806,692	12,496,159	11,220,410	15,756,784
No stated maturity	5,790,564	5,880,497	5,270,733	5,524,668
Total	69,053,705	67,838,411	72,091,952	81,522,130

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 41,267,846 thousand and R$ 23,343,375  thousand in 2013 and 2012, respectively, as disclosed in Note 23 "Assets Pledged as Collateral".

In 2013, the Organization maintained a total of R$ 4,011,827  thousand (2012 – R$ 113,944 thousand) financial assets available for sale pledged as a guarantee for liabilities.

We have applied our policy for impairment testing described in note 2(e)(viii)(b) and realized other than temporary losses for available for sale assets in the amount of R$ 402,085  thousand (2012 – R$ 1,170,038 thousand and 2011 – R$ 515 thousand).

Bradesco 106

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities (1):
Brazilian government securities	23,029,469	1,469,895	-	24,499,364
Brazilian sovereign bonds	39,557	6,791	(674)	45,674
Balance on December 30, 2013	23,069,026	1,476,686	(674)	24,545,038

Securities:
Brazilian government securities	3,659,576	2,623,544	-	6,283,120
Brazilian sovereign bonds	56,097	3,949	(12,354)	47,692
Balance on December 31, 2012 (Restated)	3,715,673	2,627,493	(12,354)	6,330,812

(1)     In December 31, 2013, R$ 19,121,109 thousand was reclassified from “Available for Sale Securities” to “Held-to-Maturity Securities,” given that the Insurance Group made the reclassification because of the change in Management's intention.

Maturity

	R$ thousand
	December 31, 2013		December 31, 2012 (Restated)
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	-	-	11,242	11,374
From 1 to 5 years	2,948,181	2,961,496	220,643	244,747
From 5 to 10 years	6,804,319	7,337,634	1,721,156	2,692,694
Over 10 years	13,316,526	14,245,908	1,762,632	3,381,997
Total	23,069,026	24,545,038	3,715,673	6,330,812

The financial instruments granted as guarantees, which totaled R$ 4,360 thousand and R$ 267,421  thousand in 2013 and 2012, respectively, are described in Note 23 “Assets pledged as collateral”.

            107     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

23)  Assets pledged as collateral

	R$ thousand
	December 31
	2013	2012 (Restated)
Held for trading (1)	2,924,653	8,609,468
Brazilian government securities	2,924,653	8,609,468
Available for sale (1) (2)	47,060,487	23,343,375
Brazilian government securities	44,667,819	19,308,061
Corporate debt securities	1,939,437	3,431,710
Brazilian sovereign bonds	-	149,284
Bank debt securities	453,231	454,320
Held to maturity	4,360	267,421
Brazilian sovereign bonds	4,360	267,421
Loans and advances to banks	67,750,725	73,913,035
Interbank liquidity investments	67,750,725	73,913,035
Total	117,740,225	106,133,299

(1)  From the total amount of held of trading and available for sale, R$ 48,388,121 thousand relates to Level 1 (2012 – R$ 30.442.243 thousand) and R$ 1,597,019 thousand relates to Level 3 (2012 – R$ 1.510.600  thousand). During 2013, there were no transfers between Levels; and

(2)  Includes gains in 2013 of R$ 105,063 thousand ( 2012 – R$ 1.252.307  thousand) and losses of R$ 1,286,168 thousand (2012 –  R$ 3.827 thousand).

Collateral is a conditional commitment to ensure that the contractual clauses of a funding in the open market are complied with. In these agreements, the amount of R$ 117,380,203  thousand (2012 – R$ 103,661,849 thousand) may be repledged and R$ 360,022 thousand (2012 – R$ 2,471,450 thousand), sold or repledged.

The fair value of assets pledged as collateral in 2013 classified as held to maturity totaled R$ 5.034 thousand (2012 - R$ 271,237  thousand).

24)  Loans and advances to banks

	R$ thousand
	December 31
	2013	2012 (Restated)
Repurchase agreements (1)	57,222,304	68,668,469
Loans to financial institutions	21,540,661	23,824,810
Impairment of loans and advances	(43,242)	(33,932)
Total	78,719,723	92,459,347

              (1)  As the guarantee holder had not defaulted, the Organization was authorized to sell or repledge the guarantee at a fair value of R$ 28.875 thousand in 2013 (2013 – R$ 209,267  thousand).

Bradesco 108

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

25)  Loans and advances to customers

	R$ thousand
	December 31
	2013	2012 (Restated)
Working capital	59,180,627	53,298,176
Personal credit (1)	41,922,683	32,240,786
Onlending BNDES/Finame	40,543,267	35,703,861
Vehicles – CDC (Direct consumer credit)	32,209,642	33,820,338
Housing loans	27,870,462	22,302,967
Financing and export	25,662,214	22,665,551
Credit card	25,473,079	22,367,978
Rural loans	13,651,917	11,580,061
Guaranteed account	10,422,370	9,800,968
Import	8,598,811	6,580,312
Leasing	5,713,481	8,035,454
Receivable insurance premiums	3,717,227	2,893,506
Overdraft facilities	3,312,666	2,988,632
Others	25,701,122	24,657,024
Total Portfolio	323,979,568	288,935,614
Impairment of loans and advances	(19,858,234)	(19,914,294)
Total of net loans and advances to customers	304,121,334	269,021,320

(1)    Includes in 2013 R$ 24,487,902 thousand related to payroll loans (2012 – 16,595,256 thousand).

Allowance for loans and advances to customers

	R$ thousand
	2013	2012 (Restated)
At the beginning of the period	19,914,294	17,551,042
Impairment of loans and advances	9,623,870	11,451,383
Recovery of credits charged-off as loss	3,640,014	2,986,639
Write-offs	(13,319,944)	(12,074,770)
At the end of the period	19,858,234	19,914,294

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	December 31
	2013	2012 (Restated)
Gross investments in financial leases receivable:
Up to one year	3,001,069	4,443,728
From one to five years	2,674,089	3,546,825
Over five years	38,323	44,901
Impairment loss on finance leases	(460,556)	(752,178)
Net investment	5,252,925	7,283,276

Net investments in finance leases:
Up to one year	2,723,519	4,001,849
From one to five years	2,492,248	3,237,738
Over five years	37,158	43,689
Total	5,252,925	7,283,276

            109     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

26)  Non-current assets held for sale

	R$ thousand
	December 31
	2013	2012 (Restated)
Assets not for own use
Vehicles and related	299,117	222,676
Properties	519,591	296,365
Machinery and equipment	11,542	11,463
Others	2,296	2,469
Total	832,546	532,973

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Therefore, non-current assets held for sale include the accounting value of the items the Organization intends to sell, which in their current condition is highly probable and expected to occur within a year.

Bradesco 110

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associated companies and joint ventures

a.   Breakdown of investments in associated companies and joint ventures

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (1)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A.	20.00%	20.00%	133,140	6,047	7,257,323	6,591,624	9,097,795	30,235
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	56,796	6,285	196,342	22,575	5,893	15,018
Cielo S.A.	28.65%	28.65%	1,360,812	802,033	12,643,111	9,317,261	18,187	2,799,588
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	25,642	4,043	328,952	276,621	178,399	8,251
Fidelity Processadora S.A.	49.00%	49.00%	266,429	58,579	868,262	324,529	14,931	119,549
Integritas Participações S.A. (2)	22.32%	22.32%	503,911	6,700	810,921	9,713	30,232	30,022
IRB - Brasil Resseguros S.A. (2) (3)	21.24%	-	507,503	18,166	12,502,578	9,990,775	1,508,156	85,518
NCR Brasil S.A. (2)	49.00%	49.00%	70,281	5,122	159,228	82,720	36,035	10,453
Total investments in associated companies			2,924,514	906,975	34,766,717	26,615,818	10,889,628	3,098,634

Elo Participações S.A.(4)	50.01%	50.01%	373,145	76,567	924,083	957	46	153,103
Companhia Brasileira de Soluções e Serviços – Alelo (4)	-	-	-	52,996	-	-	36,415	105,971
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	64,852	11,261	383,426	250,738	133,855	22,522
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	26,042	15,803	390,788	338,703	303,233	31,606
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	4,294	(731)	8,775	188	-	(1,462)
2BCapital S.A.	50.00%	50.00%	-	(184)	4,358	4,886	39	(368)
Total investments in joint ventures			468,333	155,712	1,711,430	595,472	473,588	311,372
Total on December 31, 2013			3,392,847	1,062,687	36,478,147	27,211,290	11,363,216	3,410,006

            111     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (1)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A.	20.00%	20.00%	128,153	9,315	6,543,698	5,902,932	6,534,113	31,064
BIU Participações S.A. (5)	-	-	-	57,200	-	-	-	-
Cielo S.A.	28.65%	28.65%	1,171,061	653,958	9,287,235	6,552,119	19,675	2,313,995
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	50,511	6,746	146,114	25,415	4,231	16,120
Fidelity Processadora S.A.	49.00%	49.00%	266,974	40,160	719,437	174,590	6,204	81,959
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	21,734	3,657	242,126	197,859	29,017	6,075
IRB - Brasil Resseguros S.A. (2) (3)	21.24%	-	532,518	125,908	11,511,230	9,004,344	952,801	378,120
NCR Brasil S.A. (2)	49.00%	49.00%	77,432	-	298,481	229,567	62,446	35,932
Integritas Participações S.A. (2)	22.32%	22.32%	506,615	(26,282)	910,020	15,283	703	44,661
Total investments in associated companies			2,754,998	870,662	29,658,341	22,102,109	7,609,190	2,907,926

Companhia Brasileira de Soluções e Serviços - Alelo	50.01%	50.01%	260,031	89,404	2,896,581	2,444,656	73,672	160,048
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	58,152	1,177	402,605	287,649	156,513	5,513
Elo Participações S.A.	50.01%	50.01%	12,728	(3,810)	27,126	1,669	520	(7,619)
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	35,452	23,984	369,092	310,836	302,341	48,700
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	25	-	50	-	-	-
2BCapital S.A.	50.00%	50.00%	-	(1,205)	4,455	4,615	11	(2,410)
Total investments in joint ventures			366,388	109,550	3,699,909	3,049,425	533,057	204,232
Total on December 31, 2012 (Restated)			3,121,386	980,212	33,358,250	25,151,534	8,142,247	3,112,158

Bradesco 112

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (1)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A.	20.00%	20.00%	103,538	14,305	6,242,286	5,724,597	5,962,194	71,525
BIU Participações S.A.	33.84%	33.84%	69,856	39,698	314,737	8,462	8,880	101,964
Cielo S.A.	28.65%	28.65%	900,741	510,839	5,600,136	3,880,217	2,110,126	1,813,390
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	43,765	5,222	125,187	20,607	4,223	12,478
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	18,192	1,341	161,828	124,702	25,074	2,737
Fidelity Processadora S.A.	49.00%	49.00%	246,649	15,836	631,797	128,430	345,210	32,319
IRB - Brasil Resseguros S.A. (2) (3)	21.24%	-	473,548	85,566	9,679,309	7,423,838	1,025,727	402,853
Integritas Participações S.A. (2)	22.32%	22.32%	534,177	9,315	1,042,125	19,100	1,847	41,734
Total investments in associated companies			2,390,466	682,122	23,797,405	17,329,953	9,483,281	2,479,000

Cia. Brasileira de Soluções e Serviços – Alelo	50.01%	50.01%	234,599	87,888	2,247,695	1,914,583	98,954	175,741
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	57,649	10,166	503,930	393,139	148,100	15,824
Elo Participações S.A.	50.01%	50.01%	16,538	(8,673)	36,914	3,845	523	(17,342)
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	24,341	33,368	280,324	245,023	242,740	53,357
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	3	-	-	-	-	-
2BCapital S.A.	50.00%	50.00%	1,125	(1,051)	3,633	1,381	109	(2,101)
Total investments in joint ventures			334,255	121,698	3,072,496	2,557,971	490,426	225,479
Total on December 31, 2011 (Restated)			2,724,721	803,820	26,869,901	19,887,924	9,973,707	2,704,479

(1)   Revenues from financial intermediation or services;

(2)   Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(3)   Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

(4)   In 2013 it was a disposal of associated company investments of Cia Brasileira de Soluções e Serviços – Alelo and the respective capital increase in the Elo Participações S.A.; and

(5)   Company disposed in 2012.

            113     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2013, with the exception of Cielo S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of our investment in Cielo, was R$ 14,784,925 thousand (December 2012 - R$ 10,695,518 thousand). The Organization doesn’t have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associated company investments

	R$ thousand
	2013	2012 (Restated)
Initial balances	3,121,386	2,724,721
Additions (1)	379,983	97,454
Disposal of associated companies (1)	(391,171)	(125,459)
Equity in net income of associated companies	1,062,687	980,212
Dividends/Interest on capital	(767,765)	(510,580)
Adjustment of goodwill(2)	(12,273)	(44,962)
Final balances	3,392,847	3,121,386

(1)  In 2013 it was a disposal of associated company investments of Cia Brasileira de Soluções e Serviços – Alelo and the respective capital increase in the Elo Participações S.A; and

(2)  In 2013, refers: (i) Adjustment of goodwill of NCR Brasil and (ii) reversal of amortization Ibi Promotora goodwill.

Bradesco 114

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

28)  Property and equipment

a)   Composition of property and equipment by class

		R$ thousand
	Annual rate of depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	1,072,076	(566,917)	505,159
Land	-	492,411	-	492,411
Installations, properties and equipment for use	10%	4,479,464	(2,449,557)	2,029,907
Security and communications systems	10%	223,422	(166,349)	57,073
Data processing systems	20% - 50%	2,305,524	(1,545,962)	759,562
Transportation systems	20%	56,676	(34,034)	22,642
Financial leasing of data processing systems	20% - 50%	2,818,799	(2,183,586)	635,213
Balance on December 31, 2013		11,448,372	(6,946,405)	4,501,967

Buildings	4%	949,713	(487,775)	461,938
Land	-	488,292	-	488,292
Installations, properties and equipment for use	10%	4,670,119	(2,445,717)	2,224,402
Security and communications systems	10%	229,518	(154,169)	75,349
Data processing systems	20% - 50%	1,902,693	(1,301,526)	601,167
Transportation systems	20%	53,791	(29,970)	23,821
Financial leasing of data processing systems	20% - 50%	2,514,555	(1,864,697)	649,858
Balance on December 31, 2012 (Restated)		10,808,681	(6,283,854)	4,524,827

Depreciation charges for 2013 amounted to R$ 1,018,239 thousand (2012 - R$ 1,035,235 thousand and 2011 - R$ 989,161 thousand).

We enter into finance lease agreements as a lessee for data processing equipment, which are recorded as leased equipment in property and equipment. According to this accounting method, both the asset and the obligation are recognized in the consolidated financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for similar assets. See Note 38 for disclosure of the obligation.

     115     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Leased assets	Total
Balance on December 31, 2011 (Restated)	393,693	454,956	2,102,195	79,752	1,201,174	26,476	210	4,258,456
Additions	84,177	34,470	832,153	14,006	706,784	2,056	191	1,673,837
Write offs	(2,895)	(1,134)	(329,086)	(631)	(38,234)	-	(251)	(372,231)
Depreciation	(13,037)	-	(380,860)	(17,778)	(618,699)	(4,711)	(150)	(1,035,235)
Balance on December 31, 2012 (Restated)	461,938	488,292	2,224,402	75,349	1,251,025	23,821	-	4,524,827
Additions	58,299	5,972	459,161	13,718	791,102	4,318	-	1,332,570
Write offs	(2,001)	(1,853)	(294,707)	(10,477)	(19,390)	(363)	-	(328,791)
Impairment	-	-	(6,356)	(1,521)	-	(523)	-	(8,400)
Depreciation	(13,077)	-	(352,593)	(19,996)	(627,962)	(4,611)	-	(1,018,239)
Balance on December 31, 2013	505,159	492,411	2,029,907	57,073	1,394,775	22,642	-	4,501,967

(1)   Includes financial leasing of data processing systems.

Bradesco 116

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible assets
		Acquisition of banking rights (1)	Software (1)	Customer portfolio (1)	Others (1) (2)	Total
Balance on December 31, 2011 (Restated)	723,526	3,064,089	2,331,486	879,300	47,855	7,046,256
Additions	-	889,395	1,118,683	-	543,922	2,552,000
Impairment (3)	-	(527,436)	-	-	-	(527,436)
Amortization	-	(839,529)	(536,959)	(42,459)	(34,000)	(1,452,947)
Balance on December 31, 2012 (Restated)	723,526	2,586,519	2,913,210	836,841	557,777	7,617,873
Additions	-	943,661	1,354,507	-	75,997	2,374,165
Impairment (3)	-	(18,721)	(29,987)	-	-	(48,708)
Amortization	-	(922,438)	(659,875)	(42,458)	(97,820)	(1,722,591)
Balance on December 31, 2013	723,526	2,589,021	3,577,855	794,383	535,954	8,220,739

(1)      Rate of amortization: acquisition of banking rights - in accordance with contract agreement; software – 20% to 50%; Customer portfolio – until 20%; and others – 20%;

(2)        “Others” mainly refers to rights related to the 2016 Olympic Games sponsorship program; and

(3)      Impairment losses were recognized because the recoverable amount of "acquisition of banking rights" and "software" is less than their carrying amount. Impairment losses were recognized in the consolidated statement of income, within “Other operating income/ (expenses)”.

     117     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	December 31
	2013	2012 (Restated)
Segment banking	429,560	429,560
Segment Insurance, pension and capitalization bonds	293,966	293,966
Total	723,526	723,526

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2013 and in 2012.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 8.5% p.a. The forecast cash flows have been discounted at a rate of 12.4% p.a.

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

30)  Other assets

	R$ thousand
	December 31
	2013	2012 (Restated)
Foreign exchange transactions (1)	13,639,589	11,457,810
Debtors for guarantee deposits (2)	10,309,378	10,818,380
Sundry borrowers	2,402,859	1,888,893
Trade and credit receivables	2,123,553	2,416,843
Deferred selling expenses (insurance) – Note 35f	1,547,121	1,205,089
Interbank and interbranch receivables	1,468,385	1,703,536
Negotiation and intermediation of securities	1,325,122	4,049,634
Income receivable	1,020,782	790,301
Prepaid expenses	516,208	527,349
Advances to the Credit Guarantee Fund - FGC	-	167,439
Others (3)	1,014,718	918,361
Total	35,367,715	35,943,635

(1)   Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2)   Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; and

(3)   Includes several items that are basically trade and credit receivables, material supplies, other advances and payments to be reimbursed.

Bradesco 118

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

31)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2013	2012 (Restated)
Demand deposits	986,310	727,869
Interbank deposits	963,855	382,474
Funding in the open market	185,055,358	175,646,854
Borrowings	15,230,854	8,111,101
Onlending	40,863,996	36,075,056
Total	243,100,373	220,943,354

32)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2013	2012 (Restated)
Demand deposits	39,633,427	37,684,247
Savings deposits	80,717,805	69,041,721
Time deposits	95,866,825	104,048,295
Total	216,218,057	210,774,263

33)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	December 31
	2013	2012 (Restated)
Instruments Issued – Brazil:
Mortgage notes	604,105	826,843
Real estate credit notes	5,995,699	4,229,511
Agribusiness notes	4,371,017	3,894,203
Financial notes	35,208,325	28,220,510
Subtotal	46,179,146	37,171,067
Securities and bonds – Abroad:
Euronotes (1)	8,412,859	10,761,614
Securities issued through securitization – (item (b))	3,291,063	3,619,412
Subtotal	11,703,922	14,381,026
Grand Total	57,883,068	51,552,093

 (1)   Issuance of securities in the foreign market for customers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

     119     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payor.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Organization is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Amount of the transaction	Maturity	2013	2012 (Restated)
Securitization of the future flow of payment orders received from abroad	6.11.2007	481,550	5.20.2014	38,861	168,411
	6.11.2007	481,550	5.20.2014	38,832	168,528
	12.20.2007	354,260	11.20.2014	75,287	150,878
	3.6.2008	836,000	5.22.2017	818,320	916,093
	12.19.2008	1,168,500	2.20.2019	1,257,040	1,077,558
	12.17.2009	133,673	11.20.2014	47,027	94,116
	12.17.2009	133,673	2.20.2017	118,406	135,413
	12.17.2009	89,115	2.20.2020	107,129	107,222
	8.20.2010	307,948	8.21.2017	307,512	338,938
	9.29.2010	170,530	8.21.2017	175,753	193,713
	11.16.2011	88,860	11.20.2018	124,119	106,418
	11.16.2011	133,290	11.22.2021	182,777	162,124
Total		4,378,949		3,291,063	3,619,412

Bradesco 120

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Subordinated debt

					R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2013	2012 (Restated)
In Brazil:
Subordinated CDB:
2013 (1)	5	-	R$	100.0% of CDI rate + 1.0817% p.a.	-	972,796
2014	6	1,000,000	R$	112.0% of CDI rate	1,695,101	1,554,254
2015	6	1,274,696	R$	IPCA + (6.92% p.a.- 8.55% p.a.)
				108.0% to 112.0% of CDI rate	2,321,721	2,028,459
2016	6	500	R$	IPCA + 7.1292% p.a.	833	734
2019	10	20,000	R$	IPCA + 7.76% p.a.	35,665	31,240
Financial notes:
				IGP-M rate + 6.3874% p.a.
				IPCA + (6.7017% p.a.- 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	146,686	131,214
				100% of CDI rate + (1.2685%p.a.- 1.3656% p.a.)
				IGP-M rate + (5.7745% p.a.- 6.9588% p.a.)
				IPCA + (5.6030% p.a.- 7.5482% p.a.)
				Fixed rate of (11.7493% p.a.- 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,494,902	9,179,820
				100% of CDI rate + (0.7855%p.a.- 1.3061% p.a.)
				IGP-M rate + (4.0147% p.a.- 6.2626% p.a.)
				IPCA + (3.6712% p.a.- 6.2822% p.a.)
				Fixed rate of (9.3991% p.a.- 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.0% of CDI rate	8,741,001	8,510,932
				IGP-M rate + (3.6320% p.a.- 4.0735% p.a.)
				IPCA + (3.2983% p.a.- 4.4268% p.a.)
				Fixed rate of (9.3207% p.a.- 10.3107% p.a.)
2019 (2)	6	21.858	R$	109.3% to 109.5% of CDI rate	23,599	-
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate + 13.1763% p.a.	63,491	55,902

     121     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Subordinated debt

					R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2013	2012 (Restated)
				IGP-M rate + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a.- 7.3743% p.a.)	192,648	170,309
				100% of CDI rate + (1.0079%p.a.- 1.0412% p.a.)
				IGP-M rate + 4.17468% p.a.
				IPCA + (4.0262% p.a.- 6.1757% p.a.)
				Fixed rate of (10.1304% p.a.- 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,248,804	3,205,153
2020 (5)	7	1,700	R$	IPCA + 4.2620% p.a	1,831	-
2018	8	50,000	R$	IGP-M rate + 7.0670% p.a	74,087	65,517
				IGP-M rate + 5.8351% p.a.
				IPCA + (5.8950% p.a.- 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	17,061	15,080
				IGP-M rate + 5.5341% p.a.
				IPCA + (3.9941% p.a.- 6.1386% p.a.)
				Fixed rate of (11.1291% p.a.- 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	33,616	30,354
2021 (3)	8	1,236	R$	IPCA + (3.7004% p.a.- 4.3419% p.a.)	1,341	-
2021	9	7,000	R$	111.0% of CDI rate	7,940	7,286
				IGP-M rate + (6.0358% p.a.- 6.6244% p.a.)
				IPCA + (5.8789% p.a.- 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	24,836	22,117
				IGP-M rate + (3.9270% p.a.- 4.2994% p.a.)
				IPCA + (4.1920% p.a.- 6.0358% p.a.)
				Fixed rate of (10.3489% p.a.- 12.4377% p.a.)
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	62,974	56,823
				IGP-M rate + (3.5855% p.a.- 3.9984% p.a.)
				IPCA + (3.9292% p.a.- 4.962% p.a.)
2023 (4)	10	688,064	R$	Fixed rate of (10.6804% p.a.- 10.8971% p.a.)	740,605	-
CDB pegged to loans:
2014 to 2016	2 to 3	3,961	R$	100% of CDI rate	4,623	6,751
Subtotal in Brazil					26,933,365	26,044,741

     122     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

					R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2013	2012 (Restated)
Abroad:
2013	10	1,434,750	US$	Rate of 8.75% p.a.	-	1,033,116
2014	10	801,927	Euro	Rate of 8.00% p.a.	735,167	612,924
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,780,224	1,552,158
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,826,416	3,334,521
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,609,831	2,274,254
Subtotal abroad					8,951,638	8,806,973

Overall total					35,885,003	34,851,714

(1)   Subordinated debt transactions that matured in January, February, April, May and July 2013;

(2)   Issue of financial notes, of which were issued as follows: (i) R$3,362 thousand in January 2013; (ii) R$3,731 thousand in February 2013; and (iii) R$14,765 thousand in March 2013, maturing in 2019;

(3)   Issue of financial notes, of which were issued as follows: (i) R$736 thousand in January 2013; and (ii) R$500 thousand in March 2013, maturing in 2021;

(4)   Issue of financial notes, of which were issued as follows: (i) R$85,180 thousand in January 2013; (ii) R$498,310 thousand in February 2013; and (iii) R$104,574 thousand in March 2013, maturing in  2023; and

(5)   Issue of financial notes, of which were issued as follows: R$1,700 thousand in March 2013, maturing in 2020.

Legend:

CDB – Bank Deposit Certificate

CDI – Interbank Deposit Certificate

IPCA – Broad Consumer Price Index

DI-CETIP – Interbank rate published by the Centre for Securities Custody and Settlement

IGPM – General Market Price Index

Bradesco 123

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	December 31		December 31		December 31
	2013	2012 (Restated)	2013	2012 (Restated)	2013	2012 (Restated)
Current and long-term liabilities
Mathematical provision for benefits to be granted	756,961	825,848	104,970,618	93,323,469	105,727,579	94,149,317
Mathematical provision for benefits granted	166,736	174,118	6,447,717	5,946,678	6,614,453	6,120,796
IBNR (Incurred But Not Reported) provision	1,480,775	1,281,188	1,185,020	942,521	2,665.795	2,223,709
Provision for unearned premiums (4)	3,213,683	2,072,355	263,076	187,868	3,476,759	2,260,223
Complementary reserve for coverage (5)	-	-	-	5,062,023	-	5,062,023
Provision for insurance claims to be settled	3,606,831	3,077,957	1,263,807	1,041,065	4,870,638	4,119,022
Provision for financial surplus	-	-	395,227	368,033	395,227	368,033
Provision for administrative expenses	-	-	-	118,885	-	118,885
Other provisions (5)	1,860,919	2,950,297	4,717,653	1,396,415	6,578,572	4,346,712
Total provisions	11,085,905	10,381,763	119,243,118	108,386,957	130,329,023	118,768,720

     124     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2013	2012 (Restated)	2013	2012 (Restated)	2013	2012 (Restated)
Health (5)	5,877,724	5,650,060	-	-	5,877,724	5,650,060
Auto / Liability Insurance	2,721,222	2,696,872	-	-	2,721,222	2,696,872
DPVAT (Personal Injury Caused by Automotive Vehicles)	210,426	154,703	554,609	341,040	765,035	495,743
Life	-	-	5,089,719	4,433,645	5,089,719	4,433,645
Elementary lines (property/casualty)	2,276,533	1,880,128	-	-	2,276,533	1,880,128
Free Benefits Generating Plan - PGBL	-	-	21,453,632	20,608,501	21,453,632	20,608,501
Free Benefits Generating Life - VGBL	-	-	74,522,213	65,486,891	74,522,213	65,486,891
Traditional plans (5)	-	-	17,622,945	17,516,880	17,622,945	17,516,880
Total technical provisions	11,085,905	10,381,763	119,243,118	108,386,957	130,329,023	118,768,720

(1) “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio recorded to (i) cover the differences of future premium adjustments and those required for the portfolio technical balance and (ii) adapt to current interest rate scenarios;

(2) Includes personal insurance and pension plans;

(3) “Other reserves” - Life and Pension Plan basically refers to “Reserve for unvested benefits (Life)”, “Reserve for redemption and other amounts to be settled”, “Reserve for risk fluctuation”, “Reserve for benefits to be settled” and “Additional premiums reserve”;

(4) In the first quarter of 2013, in compliance with ANS Normative Resolution 314, Bradesco Saúde reclassified R$ 774.247 thousand, corresponding to the unearned  premiums, which was deducted from premiums receivable, to “Technical Reserves – Unearned Premium Reserve,” under liabilities; and

(5)  Up to November 2013, as authorized by Susep, an interest rate based on Bank’s own study was used to discount the actuarial liability flow and, consequently, the item "Complementary Reserve for Coverage” reflected the result of this rate. However, as per Susep resolution, since December 2013 the risk-free yield curve (ETTJ) is used, which caused an increase in “Other Technical Reserves” and a decrease in “Complementary Reserve for Coverage”, which resulted in a net reversal of R$2,571,793 thousand in Technical Reserves. Nonetheless, we adjusted to market value the rates of certain securities (NTNs) given as collateral for technical reserves, reflecting Brazil’s current economic scenario, in the amount of R$6,860,597 thousand, recognizing a reduction which practically offset the reversal of technical reserves (Note 9).

Bradesco 125

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c)   Technical provisions by aggregated products

	R$ thousand
	December 31
	2013	2012 (Restated)
Insurance – Vehicle, Elementary Lines, Life and Health	16,730,244	15,156,448
Insurance – Life with Survival Coverage (VGBL)	74,522,213	65,486,891
Pensions – PGBL and Traditional Plans	33,770,112	32,808,220
Pensions – Risk Traditional Plans	5,306,454	5,317,161
Total	130,329,023	118,768,720

     126     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)
At the beginning of the year	20,473,609	16,539,893
(-) DPVAT insurance and retrocession	(487,409)	(397,032)
Subtotal at beginning of the year	19,986,200	16,142,861
Additions, net of reversals	16,368,879	16,407,364
Reported claims	(15,666,853)	(13,151,150)
Claims, benefits and redemptions paid	(53,304)	(145,610)
Adjustment for inflation and interest	706,339	732,735
Subtotal at end of the year	21,341,261	19,986,200
(+) DPVAT insurance and retrocession	695,437	487,409
Total of the Year-End	22,036,698	20,473,609

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)
At the beginning of the year	65,486,891	53,175,712
Receipt of premiums net of fees	18,616,864	17,469,175
Payment of benefits	(13,037)	(8,495)
Payment of redemptions	(12,201,838)	(9,155,922)
Adjustment for inflation and interest	3,026,956	4,359,943
Others	(393,623)	(353,522)
Total of the Year-End	74,522,213	65,486,891

(iii)       Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)
At the beginning of the year	32,808,220	29,396,716
Receipt of contributions net of fees	2,100,389	2,093,058
Payment of benefits	(473,760)	(394,260)
Payment of redemptions	(1,541,817)	(1,276,002)
Adjustment for inflation and interest	1,847,372	2,690,842
Others	(970,292)	297,866
Total of the Year-End	33,770,112	32,808,220

Bradesco 127

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2013	2012 (Restated)	2013	2012 (Restated)	2013	2012 (Restated)
Total technical reserves	11,085,905	10,381,763	119,243,118	108,386,957	130,329,023	118,768,720
(-) Loading on insurance sales – guarantee extension	(213,353)	(34,822)	-	-	(213,353)	(34,822)
(-) Portion corresponding to contracted reinsurance	(841,829)	(865,364)	(6,048)	(9,730)	(847,877)	(875,094)
(-) Deposits retained at IRB and court deposits	(2,330)	(23,484)	(54,704)	(59,436)	(57,034)	(82,920)
(-) Receivables	(775,873)	(744,265)	-	-	(775,873)	(744,265)
(-) Unearned premium reserve - Health insurance	(774,247)	-	-	-	(774,247)	-
(-) Reserves from DPVAT agréments	(203,994)	(148,167)	(550,668)	(338,049)	(754,662)	(486,216)
To be insured	8,274,279	8,565,661	118,631,698	107,979,742	126,905,977	116,545,403
Investment fund quotas (VGBL and PGBL) (1)	-	-	93,443,359	82,964,196	93,443,359	82,964,196
Investment fund quotas (excluding VGBL and PGBL)	6,155,469	2,452,379	20,251,406	13,297,804	26,406,875	15,750,183
Government securities	3,486,879	6,691,646	5,281,167	10,174,124	8,768,046	16,865,770
Private securities	101,109	105,188	194,651	212,432	295,760	317,620
Shares	5,029	4,710	1,048,629	1,504,244	1,053,658	1,508,954
Total guarantees of technical reserves	9,748,486	9,253,923	120,219,212	108,152,800	129,967,698	117,406,723

(1) The “VGBL” and “PGBL” mutual funds were consolidated in the consolidated financial statements.

     128     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred selling expenses (insurance assets)

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)
At the beginning of the year	1,205,089	557,708
Additions	1,592,919	1,678,470
Reversals	(1,260,863)	(1,031,089)
Total of the Year-End	1,537,145	1,205,089

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)
At the beginning of the year	888,541	695,145
Additions	372,423	331,451
Reversals	(237,010)	(5,623)
Recovered insurance losses	(106,580)	(152,011)
Adjustment of inflation and interest	22,578	21,223
Others	5,776	(1,644)
Total of the Year-End	945,728	888,541

h)   Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the carrying amounts.

Bradesco 129

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

			R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Amount estimated for the claims
• In the year of notification	2,023,548	1,697,160	1,701,439	1,152,371	2,058,559	2,414,674	2,647,298	3,134,409	3,020,829	-
• One year after notification	1,955,138	1,626,143	1,638,346	1,108,270	2,037,365	2,394,609	2,626,356	3,035,716	-	-
• Two years after notification	1,921,320	1,600,359	1,596,899	1,088,069	2,018,329	2,387,075	2,604,738	-	-	-
• Three years after notification	1,912,062	1,603,521	1,593,526	1,094,795	2,015,921	2,403,020	-	-	-	-
• Four years after notification	1,918,314	1,597,707	1,598,083	1,102,364	2,046,000	-	-	-	-	-
• Five years after notification	1,925,223	1,605,888	1,600,766	1,102,595	-	-	-	-	-	-
• Six years after notification	1,926,098	1,612,902	1,608,667	-	-	-	-	-	-	-
• Seven years after notification	1,931,580	1,623,910	-	-	-	-	-	-	-	-
• Eight years after notification	1,945,495	-	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2013)	1,945,495	1,623,910	1,608,667	1,102,595	2,046,000	2,403,020	2,604,738	3,035,716	3,020,829	19,390,970
Payments of claims	(1,867,415)	(1,587,940)	(1,563,424)	(957,963)	(1,956,706)	(2,285,212)	(2,427,542)	(2,652,348)	(2,097,021)	(17,395,571)
Outstanding Claims	78,080	35,970	45,243	144,632	89,294	117,808	177,196	383,368	923,808	1,995,399

Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

			R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Amount estimated for the claims
• In the year of notification	1,725,277	1,464,086	1,421,768	859,651	1,791,249	2,260,194	2,440,426	2,804,706	2,815,311	-
• One year after notification	1,675,830	1,415,281	1,385,711	846,124	1,773,092	2,235,404	2,417,095	2,695,513	-	-
• Two years after notification	1,635,350	1,413,371	1,381,949	835,214	1,766,152	2,232,926	2,401,407	-	-	-
• Three years after notification	1,639,187	1,417,612	1,379,442	844,636	1,769,942	2,251,003	-	-	-	-
• Four years after notification	1,653,212	1,417,980	1,386,605	850,115	1,791,739	-	-	-	-	-
• Five years after notification	1,670,356	1,429,154	1,392,108	857,121	-	-	-	-	-	-
• Six years after notification	1,686,295	1,437,203	1,401,024	-	-	-	-	-	-	-
• Seven years after notification	1,693,861	1,448,422	-	-	-	-	-	-	-	-
• Eight years after notification	1,707,860	-	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2013)	1,707,860	1,448,422	1,401,024	857,121	1,791,739	2,251,003	2,401,407	2,695,513	2,815,311	17,369,400
Payments of claims	(1,669,222)	(1,421,960)	(1,376,477)	(818,675)	(1,729,941)	(2,171,633)	(2,286,359)	(2,532,111)	(2,055,407)	(16,061,785)
Outstanding Claims	38,638	26,462	24,547	38,446	61,798	79,370	115,048	163,402	759,904	1,307,615

     130     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

			R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Amount estimated for the claims
• In the year of notification	816,255	624,866	778,085	819,262	885,177	997,287	1,183,335	1,228,706	1,303,216	-
• One year after notification	778,352	608,403	766,642	829,831	909,937	1,006,142	1,180,974	1,219,349	-	-
• Two years after notification	755,274	590,246	772,788	845,582	926,808	1,012,326	1,181,021	-	-	-
• Three years after notification	747,555	586,480	776,168	841,047	920,827	1,002,115	-	-	-	-
• Four years after notification	738,165	590,823	779,660	838,726	927,503	-	-	-	-	-
• Five years after notification	738,659	583,930	773,646	836,488	-	-	-	-	-	-
• Six years after notification	734,144	580,137	778,029	-	-	-	-	-	-	-
• Seven years after notification	725,395	581,401	-	-	-	-	-	-	-	-
• Eight years after notification	720,079	-	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2013)	720,079	581,401	778,029	836,488	927,503	1,002,115	1,181,021	1,219,349	1,303,216	8,549,201
Payments of claims	(698,041)	(545,574)	(701,005)	(787,369)	(856,416)	(908,557)	(1,064,600)	(1,070,045)	(958,400)	(7,590,007)
Outstanding Claims	22,038	35,827	77,024	49,119	71,087	93,558	116,421	149,304	344,816	959,194

Life – Insurance claims, net reinsurance(1)

			R$ thousand
	Year claims were notified
	Up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Amount estimated for the claims
• In the year of notification	816,255	624,866	778,085	819,262	885,177	997,287	1,183,335	1,228,706	1,303,216	-
• One year after notification	778,352	608,403	766,642	829,831	909,937	1,006,142	1,180,974	1,219,349	-	-
• Two years after notification	755,274	590,246	772,788	845,582	926,808	1,012,326	1,181,021	-	-	-
• Three years after notification	747,555	586,480	776,168	841,047	920,827	1,002,115	-	-	-	-
• Four years after notification	738,165	590,823	779,660	838,726	927,503	-	-	-	-	-
• Five years after notification	738,659	583,930	773,646	836,488	-	-	-	-	-	-
• Six years after notification	734,144	580,137	778,029	-	-	-	-	-	-	-
• Seven years after notification	725,395	581,401	-	-	-	-	-	-	-	-
• Eight years after notification	720,079	-	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2013)	720,079	581,401	778,029	836,488	927,503	1,002,115	1,181,021	1,219,349	1,303,216	8,549,201
Payments of claims	(698,041)	(545,574)	(701,005)	(787,369)	(856,416)	(908,557)	(1,064,600)	(1,070,045)	(958,400)	(7,590,007)
Outstanding Claims	22,038	35,827	77,024	49,119	71,087	93,558	116,421	149,304	344,816	959,194

(1)    The claims table does not include the products Health and Dental insurance – R$ 1,585,532 thousand,  DPVAT insurance – R$ 412,108 thousand, Retrocession – R$ 28,220 thousand and salvage and reimbursement estimates - R$ (109.815) thousand .

Bradesco 131

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Supplemental pension plans

Bradesco and its subsidiaries sponsor an unrestricted benefit pension plan (PGBL) for employees and directors which is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions to be invested in an Exclusive Investment Fund (FIE).

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIE.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

Contributions to the PGBL plan in 2013 totaled R$ 622,160 thousand (2012 - R$ 590,907 thousand).

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through Caixa de Previdência Privada do Bando do Estado do Ceará - Cabec.

On December 31 of each year we conduct an assessment of the plans of our subsidiaries Alvorada, BBI and Alvorada CCFI. IAS 19 establishes that the employer must recognize prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

In 2012, according to IAS 19 – Employee Benefit, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, recalculated their actuarial commitments using a real interest rate that reflects the new real interest rate scenario, recognizing their obligations in the financial statements.

     132     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Alvorada, BBI and Alvorada CCFI Plans
	Years ended December 31
	2013	2012 (Restated)
(i) Projected benefit obligations:
At the beginning of the year	1,389,605	999,483
Cost of current service	1,649	(370)
Interest cost	117,071	102,939
Participant’s contribution	1,493	1,548
Actuarial loss	(330,686)	366,194
Benefit paid	(96,519)	(80,189)
At the end of the year	1,082,613	1,389,605

(ii) Plan assets comprise:
At the beginning of the year	1,137,588	1,032,853
Expected returns	(54,668)	176,505
Contributions received:
Employer	7,697	6,871
Employees	1,493	1,548
Benefits paid	(96,519)	(80,189)
At the end of the year	995,591	1,137,588

(iii) Financial position:
Plans in deficit	(108,819)	(252,017)
Plans in surplus	21,797	-
Net balance	(87,022)	(252,017)

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Alvorada, BBI and Alvorada CCFI Plans
	Years ended December 31
	2013	2012 (Restated)	2011 (Restated)
Projected benefit obligations:
Cost of service	1,649	(370)	(704)
Cost of interest on actuarial obligations	117,071	102,939	49,694
Expected returns from the assets of the plan	(95,573)	(106,983)	(42,814)
Net periodic cost/ (benefit)	23,147	(4,414)	6,176

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

Benefit obligations and net periodic benefit cost for the years 2013 and 2012 for our subsidiaries Alvorada, BBI, and Alvorada CCFI plans, were determined using the following assumptions:

Bradesco 133

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	December 31
	2013	2012
Discount rate (1)	12.2%	8.7%
Expected long-term rate of return on the assets	12.2%	8.7%
Increase in salary levels	5.4%	4.5%

(1)    In 2012, considering an inflation rate of 4.5% p.a. and a real discount rate of 4.0% p.a. (2011 – 6.0% p.a.).

The long-term rate of return on plan assets is based on the following:

•      Medium- to long-term expectations of the asset managers; and

•      Public and private securities, a significant portion of the investments portfolio of our subsidiaries Alvorada, BBI and Alvorada CCFI, the profitability of which is higher than inflation plus interest, with short to long-term maturities.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the BBI Plan		Assets of the Alvorada CCFI Plan
	December 31		December 31		December 31
	2013	2012	2013	2012	2013	2012
Asset categories
Marketable equity securities	-	-	12.8%	10.3%	-	-
Public and private securities	89.4%	86.9%	82.4%	85.3%	-	-
Mutual funds	3.7%	6.2%	0.7%	0.7%	93.9%	94.5%
Properties	5.0%	5.2%	-	-	3.4%	3.4%
Other	1.9%	1.7%	4.1%	3.7%	2.7%	2.1%
Total	100.00%	100.0%	100.0%	100.0%	100.0%	100.0%

     134     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below is the sensitivity analysis of the benefit plan obligations, showing the impact on the actuarial exposure (12.2% p.a.) assuming a 1 b.p. change in the discount rate:

Discount rate	Sensitivity analysis	Effect on actuarial liabilities	Effect on the present value of obligations
13.2%	Increase of 1 b.p.	decrease	(102,197)
11.2%	Decrease of 1 b.p.	increase	122,267

37)  Other provisions

a)      Contingent assets

Contingent assets are not recognized in the financial statements, however, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws 2445/88 and 2449/88, regarding the payment that exceeded the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)      Contingent liabilities and tax and social security obligations

The Organization is party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Where the loss is deemed probable, Management recorded provisions based on their opinion and on the opinion of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, the complexity and the courts standing.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

                  I -       Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT), In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits, For other proceedings, the provision is based on the average of payments made for claims settled over the last 12 months.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

                 II -       Civil proceedings

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans, These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Bradesco 135

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of federal government’s economic policy to reduce inflation in the 80’s and 90’s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

c)      Tax and social security obligations

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome in the medium to long term, based on the opinion of Management and their legal counsel, The processing of these legal obligations whose risk is deemed as probable is regularly monitored in the legal court. During the year, there was progress in some cases which may result in favorable conditions for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-   Cofins - R$2,119,067 thousand (2012 - R$9,082,801 thousand): a request for authorization to calculate and pay Cofins based on effective income, as set forth in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation for other revenues other than income;

-   INSS Autonomous Brokers - R$1,313,647 thousand (2012 - R$1,140,796 thousand): we are requesting the impact of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the 20.0% rate and additionally 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22 of Law 8212/91,as new wording in Law 9876/99;

-   IRPJ/Loan Losses - R$1,756,396 thousand (2012 - R$1,659,332 thousand): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted upon receipt of claims incurred, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law 9430/96 that only apply to temporary losses; and

-   PIS - R$310,127 thousand (2012 –R$302,089): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus on the calculation established in the Constitution, i.e., gross operating income, as defined in the income tax legislation - set out in Article 44 of Law 4506/64, excluding interest income.

     136     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2013, the Organization adhered to the tax liability installment and cash payment program, with amnesty for the settlement of tax liability managed by the Brazilian Federal Revenue Service (RFB) and the Office of the General Counsel to the National Treasury (PGFN), set forth by Law 12865/13, related to the contribution for Social Integration Program (PIS) and the Contribution for Social Security Financing (Cofins), referred to in Chapter I of Law 9718/98, due by financial institutions and insurance companies. The Organization also exercised the prerogative provided in Article 17 of Law 12865/13, which determined a new term to adhere to the program in Law 11941/09 up to December 31, 2013.

The Organization’s main lawsuits included in these programs refer to the following issues: (i) we request the calculation and payment of Cofins, as of October 2005, based on the effective revenue, according to  Article 2 of Supplementary Law 70/91, in order to avoid the unconstitutional expansion of tax base intended by paragraph 1 of Article 3 of Law 9718/98; and (ii) CSLL - Deductibility on IRPJ tax base, which requested to calculate and pay income tax calculated and paid for 1997 and subsequent years, excluding CSLL in the base, under Article 1, of Law 9316/96, since this contribution represents an effective, necessary and mandatory expense to the Company.

Considering the specific resolutions of these programs, the accounting effects of the lawsuits involving cash payment were recognized upon adhesion.

Total net amount resulting from the adhesion to the programs was mainly recorded under “Other Operating Expenses”. The Organization did not use income tax or social contribution losses to settle interest on tax liabilities included in the program set forth by Law 12865/13.

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security
Balance on December 31, 2011 (Restated)	2,301,874	3,335,716	12,256,568
Indexation charges	263,626	430,212	836,805
Additions, net of reversals	508,731	459,947	1,747,268
Payments	(593,294)	(512,899)	(13,445)
Balance on December 31, 2012 (Restated)	2,480,937	3,712,976	14,827,196
Indexation charges	300,180	338,571	853,502
Additions, net of reversals	633,802	768,702	(1,762,161)
Payments (1)	(905,596)	(1,006,678)	(6,488,854)
Balance on Decembr 31, 2013	2,509,323	3,813,571	7,429,683

(1)         The write-offs of claims due to the adhesion to the tax liability installment and cash payment program are included in "Other liabilities - tax and social security” (Law 12865/13).

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main lawsuits classified as such are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,434,155 thousand (2012 - R$1,132,804 thousand) which relates to the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$1,567,042 thousand (2012 - R$711,431 thousand); c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$526,261 thousand (2012 - R$469,337 thousand); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities from 2007 to 2010, difference in depreciation and operating expenses and income, amounting to R$460,380 thousand (2012 - R$226,145 thousand); and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$323,697 thousand, on alleged tax-exempt gain, when Bovespa shares were merged into Nova Bolsa (BM&FBovespa), in 2008.

Bradesco 137

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

38)  Other liabilities

	R$ thousand
	December 31
	2013	2012 (Restated)
Financial liabilities
Credit card transactions (1)	16,781,768	14,848,920
Foreign exchange transactions (2)	13,535,506	11,418,508
Capitalization bonds	5,900,088	5,448,701
Negotiation and intermediation of securities	2,191,193	5,485,497
Liabilities for acquisition of assets – financial leasing (38 a)	1,115,429	858,258

Other liabilities
Third party funds in transit (3)	6,717,566	5,561,157
Provision for payments	5,011,882	5,020,558
Corporate and statutory obligations	2,470,871	2,489,087
Sundry creditors	1,729,016	1,168,027
Liabilities for acquisition of assets and rights	1,248,129	2,008,253
Other taxes payable	1,192,966	1,089,728
Others	5,426,991	4,455,950
Total	63,321,405	59,852,644

(1)      Refers to amounts payable to merchants;

(2)      Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations; and

(3)      Mainly refers to payment orders issued on the country’s cities and the amount of payment orders in foreign currency coming from overseas.

a)     Composition by maturity of financial leasing

	R$ thousand
	December 31
	2013	2012 (Restated)
Due within one year	442,368	365,302
From 1 to 2 years	372,729	226,680
From 2 to 3 years	240,012	164,463
From 3 to 4 years	60,320	81,091
From 4 to 5 years	-	20,722
Total	1,115,429	858,258

Total non-cancellable minimum future payments from operational lease at December 31, 2013 are R$ 3,792,375 thousand, of which R$ 571,800 thousand is due within 1 year, R$ 1,893,691 thousand between 1-5 years and R$ 1,326,884 thousand with more than 5 years.

     138     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	December 31
	2013	2012
Ordinary	2,103,637,129	2,103,637,129
Preferred	2,103,636,910	2,103,636,910
Subtotal	4,207,274,039	4,207,274,039
In treasury (common)	(2,898,610)	(2,898,610)
In treasury (preferred)	(7,866,270)	(5,265,370)
Total outstanding (1)	4,196,509,159	4,199,110,059

(1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 11, 2013, the proportion of one new share for every 10 shares held.

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of shares outstanding on December 31, 2011	2,100,901,429	2,098,723,870	4,199,625,299
Shares acquired and not cancelled	(162,910)	(352,330)	(515,240)
Number of shares outstanding on December 31, 2012	2,100,738,519	2,098,371,540	4,199,110,059
Shares acquired and not cancelled	-	(2,600,900)	(2,600,900)
Number of shares outstanding on December 31, 2013	2,100,738,519	2,095,770,640	4,196,509,159

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that it is exchangeable for or convertible into shares of capital. As a result, its diluted earnings per share is the same as the basic earnings per share.

Simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure was adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

The Special Shareholders’ Meeting held on March 11, 2013 deliberated on the capital increase of R$8,000,000 thousand, from R$30,100,000 thousand to R$38,100,000 thousand, through the capitalization of a portion of the “Profit Reserves – Statutory Reserve” account, in compliance with Article 169 of Law 6404/76, with a 10% stock bonus, through the issue of 382,479,458 new no-par registered, book-entry shares, of which 191,239,739 are common shares and 191,239,719 are preferred shares, paid free of charge to shareholders as bonus, at the proportion of one (1) new share for every ten (10) new shares of the same type they hold, benefiting Bradesco’s shareholders of record as at March 25, 2013.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices on the date they are acquired. Cancellation of treasury shares is recorded as reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

Bradesco 139

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Reserves

Capital reserve

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders´ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Organization’s active operations, may be fully formed of 100% of net income remaining after statutory allocations by proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, up to the limit of 95% of the Organization’s paid-in capital share amount.

c)   Dividends (including interest on equity)

Dividends are based on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Brazilian Central Bank. The dividends are paid in Reais  and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil, Brazilian companies may pay interest on equity to shareholders based on the net equity and treat these payments as deductible expenses for purposes of Brazilian income tax and social contribution. The interest cost is treated for accounting purposes as a deduction from equity in a manner similar to dividends, Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

In 2013 the Organization distributed dividends (including interest on equity) of R$ 4,077,908 thousand, being attributed to the shareholders, the amount per share of R$ 0,93 to the common shares and R$ 1,02 to the preferred shares (2012 - R$ 3,894,998  thousand, of which R$ 0,88 to the ordinary shares and R$ 0,97 to the preferred shares).

     140     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)  Transactions with related parties

Related party transactions are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations.

The principal shareholders of Bradesco are Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco. Fundação Bradesco is a not-for-profit entity that for more than 40 years has been helping to develop the potential of children and youngsters by means of schools in needy regions.

The main transactions with related parties are presented as follows:

	R$ thousand
	December 31
	2013	2012 (Restated)
Assets
Loans and advances to banks	84,216	107,150
Crediare S.A. Crédito Financiamento e Investimento	84,216	107,150
Other assets	7,739	10,280
Cia. Brasileira de Soluções e Serviços - Alelo	6,387	10,280
Crediare S.A. Crédito Financiamento e Investimento	1,352	-
Liabilities and Equity
Deposits from customers	(265,046)	(208,378)
Cidade de Deus Companhia Comercial de Participações	(61,342)	(24,982)
Key Management Personnel	(98,461)	(156,160)
Others associates	(92,873)	-
Funds from securities issued	(12,370)	(27,236)
Cia. Brasileira de Soluções e Serviços - Alelo	(1,543,906)	(749,315)
Brasileira de Meios de Pagamento – (“Cielo”)	(110,180)	(103,999)
Cidade de Deus Companhia Comercial de Participações	(20,592)	(18,427)
BBD Participações S.A.	(657,308)	-
Key Management Personnel	(718,298)	(608,260)
Others associates	(37,528)	(18,629)
Subordinated debt	(754)	(698)
Fundação Bradesco	(754)	(698)
Corporate and statutory obligations	(724,226)	(735,902)
Cidade de Deus Companhia Comercial de Participações	(533,391)	(541,990)
Fundação Bradesco	(190,835)	(193,912)
Other liabilities	(2,213)	(8,027)
Fidelity Processadora e Serviços S.A.	(2,213)	(8,027)

Bradesco 141

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)	2011 (Restated)
Revenues and expenses
Net Interest income	(114,707)	(64,015)	(81,358)
Crediare S.A. Crédito Financiamento e Investimento	7,033	10,023	22,840
Cidade de Deus Companhia Comercial de Participações	(31,128)	(207)	(9,338)
Fundação Bradesco	(56)	(1,625)	(6,519)
Key Management Personnel	(59,616)	(63,296)	(76,213)
Others associates	(30,940)	(8,910)	(12,128)
Other revenues	29,936	39,501	34,053
Cia. Brasileira de Soluções e Serviços - Alelo	29,936	39,501	34,053
Other expenses	(120,623)	(117,222)	(108,932)
Fidelity Processadora e Serviços S.A.	(118,577)	(115,403)	(108,584)
Others associates	(2,046)	(1,819)	(348)

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•       The overall annual amount of the remuneration of the Management Officers, which is allocated in a meeting of the Board of Directors, to the members of the Board itself and of the Executive Board, as determined in the By-Laws; and

•       The amount set aside to cover the Supplemental Pension Plans for which managers are eligible, within the Pension Plan for the Employees and Management Officers of the Organization.

For 2013, a maximum amount of R$ 337,100 thousand (2012 - R$ 344,800 thousand) was determined for remuneration of Management (salaries and bonuses) and R$ 332,100 thousand (2012 - R$ 334,100 thousand) to cover the cost of the defined contribution supplemental pension plans. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which must be traded in three equal, annual and successive installments, the first of which maturing in the year following the payment date. This procedure complies with CMN Resolution 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2013	2012	2011
Salaries	326,132	336,912	351,933
INSS contributions	73,123	75,510	78,881
Total	399,255	412,422	430,814

     142     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Post-employment benefits

	R$ thousand
	Years ended December 31
	2013	2012	2011
Defined contribution supplementary pension plans	322,926	324,132	339,078
Total	322,926	324,132	339,078

The Organization has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key management personnel.

Other information

a)   According to applicable legislation, financial institutions may not grant loans or advances to:

(i)      Executive Officers and members of the advisory board and of the Board of Directors, of the statutory audit board and of similar bodies, as well as their respective spouses and relatives up to the 2nd degree;

(ii)     Individuals or legal entities that own more than 10% of capital; and

(iii)    Legal entities in which the institution or its directors and managers as well as their respective spouses and relatives up to the 2nd degree own more than 10% of capital.

Thus no loans or advances are made by the financial institutions to any subsidiary or to members of the Board of Directors or of the Executive Board and their families.

b)   Equity participation

The members of the Board of Directors and of the Executive Board own in total the following percentage of participation in Bradesco on:

	December 31
	2013	2012
Ordinary shares	0,73%	0,73%
Preferred shares	1,02%	1,00%
Total shares (1)	0,87%	0,86%

(1)  In 2013, direct and indirect shareholding of the members of Board of Directors and Board of Executive Officers totaled 3.10% of ordinary shares, 1.06 % of preferred shares and 2.08 % of all shares (2012 – 3.05% of ordinary shares, 1.05% of preferred shares and 2.05% of all shares).

Bradesco 143

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

41)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments, based on the final maturity:

	R$ thousand
	December 31
	2013	2012 (Restated)
Commitments to extend credit (1)	157,805,486	142,120,116
Financial guarantees (2)	67,586,244	59,910,682
Letters of credit for imports	735,505	1,609,757
Total	226,127,235	203,640,555

(1)     Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2)     Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer before a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as in other credit operations. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as in other credit operations.

42)  Standards, amendments and interpretations of existing  standards

a)   Standards, amendments and interpretations of existing standards

•       Change in IAS 19 – Employee Benefits – This change requires an elimination of the alternative of using the “corridor” method and required every movimentation to be booked in Other comprehensive income. The adoption of this standard did not generate significant impacts on the consolidated financial statements of the Organization.

•       IFRS 10 - Financial Statements - alters current criteria for consolidation (IAS 27 - Consolidated and Separate Statements) by introducing a new concept of control to determine whether an entity should be consolidated. Under IFRS 10, an investor controls an investee in the following cases: (i) it has power over the investee; (ii) it has exposure to, or rights to, variable returns from its involvement with the investee; and (iii) it has the ability to use its power over the investee to affect its returns. The adoption of this standard did not generate significant impacts on the consolidated financial statements of the Organization.

•       IFRS 11 "Joint Arrangements" - replaces IAS 31 "Interests in joint ventures". The new standard will focus more on rights and obligations, with use of the equity method of accounting rather than proportionate consolidation. The fundamental principle is that parties to an agreement decide the nature of the venture: Joint operations, rights and obligations for assets and liabilities related to the agreement. Parties recognize their assets, liabilities with the corresponding revenues and expenses; and (ii) Joint Venture, rights to net assets of the agreement. Parties recognize their investments using the equity method of accounting. The adoption of this standard did not generate significant impacts on the consolidated financial statements of the Organization.

     144     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       IFRS 12 - Disclosure of interests in other entities - includes new requirements for disclosing all forms of investments in other entities, including joint arrangements, affiliates, and special-purpose entities, in which an entity is involved. The aim is to enable readers of financial statements to evaluate the basis of control, restrictions on consolidated assets and liabilities, exposure to risk arising from involvement with unconsolidated structured entities and involvement of non-controlling interests in the activities of the consolidated entities. The adoption of this standard did not generate significant impacts on the consolidated financial statements of the Organization.

•       IFRS 13 - Fair-Value Measurement - defines fair value and provides guidance on determining fair value and requires disclosures about its measurement, thus making disclosures more consistent and less complex. The adoption of this standard did not generate significant impacts on the consolidated financial statements of the Organization.

b)   Standards, amendments and interpretations of existing standards in future periods

•       IFRS 9 Financial Instruments: Recognition and Measurement – The principal changes in IFRS 9 in comparison with IAS 39 are: (i) all of the financial assets are initially measured at fair value ; (ii) the standard divides all of the financial assets that are presently within the scope of IAS 39 into two classifications: amortized cost and fair value; (iii) the categories of available for sale and held to maturity of IAS 39 were eliminated; and (iv) the concept of built-in derivatives of IAS 39 was eliminated by the concepts of IFRS 9.

•       Amendment to IAS 32 - Financial Instruments: Presentation - This amendment clarifies the concept of offsetting of financial instruments in the consolidated statement of financial position. The impacts of adoption and its effects the consolidated financial statements of the Organization are being analyzed and measured by management. Applicable starting 1 January 2014.

•       Amendment to IAS 36 - Impairment of Assets - This change includes new disclosure requirements regarding measurements of the recoverable amounts of assets, mainly due to the adoption of IFRS 13 - Fair Value Measurement. The impact of adopting the new disclosures relating to impairment of assets in the consolidated statements of the Organization are being analyzed and measured by management. Applicable starting 1 January 2014.

•       Amendment of IFRS 10, 12 and IAS 27 - Consolidated financial statements, disclosure of interests in other entities and separate Financial Statements - includes new requirements for investment entities that have investments in funds, in order to get a return of capital appreciation and / or investment income. The impacts of these changes on the financial statements of the Organization are being analyzed and measured by management. Applicable starting 1 January 2014.

c)   Other standards, amendments and interpretations

On November 11, 2013, the Provisional Measure 627 (MP 627/13) was published, amending the Federal Tax Legislation on IR, CS, PIS and Cofins. This Measure provides for the following:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria for the compliance of the Brazilian accounting rules to the international standards;

•       taxation of companies domiciled in Brazil, for acquisition of equity resulting from profit sharing recorded abroad by subsidiaries and unconsolidated companies; and

•       special installment payment of PIS/Pasep and Cofins contributions.

Bradesco 145

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Bradesco will await for MP 627/13 to be converted into Law to carry out a deeper and conclusive analysis. Based on a preliminary assessment, there will be no significant impacts on the Organization.

43)  Subsequent events

On January 2, 2014, the corporate restructuring of Odontoprev S.A, through which Bradesco, through its indirect subsidiary Bradesco Saúde S.A. (Bradesco Saúde), indirectly acquired interest representing 6.5% of Odontoprev’s voting capital held by Randal Luiz Zanetti (Mr. Randal). With this acquisition, Bradesco Saúde increased its interest on Odontoprev’s total and voting capital stock from 43.5% to approximately 50.01%, being its sole controlling shareholder. The Shareholder Agreement entered into between Bradesco Saúde and Mr. Randal was terminated on that date.

     146     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For further information, please contact:

Board of Executive Officers

Luiz Carlos Angelotti

Managing Director and Investor Relations Officer
Phone: (11) 3681-4011

Fax: (11) 3684-4630

4000.diretoria@bradesco.com.br

Market Relations Department
Paulo Faustino da Costa

Phone: (11) 2178-6201

Fax: (11) 2178-6215

Avenida Paulista, 1.450 – 1º andar

CEP 01310-917 – São Paulo-SP

Brazil

www,bradesco.com.br/ir

Bradesco 147

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.